   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 28, 1997



                                                      REGISTRATION NO. 333-21823

________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              IMC MORTGAGE COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

               FLORIDA                                   6162                                 59-3350574
   (STATE OR OTHER JURISDICTION OF           (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER IDENTIFICATION NO.)
    INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)

                           3450 BUSCHWOOD PARK DRIVE
                              TAMPA, FLORIDA 33618
                                 (813) 932-2211
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                GEORGE NICHOLAS
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                              IMC MORTGAGE COMPANY
                           3450 BUSCHWOOD PARK DRIVE
                              TAMPA, FLORIDA 33618
                                 (813) 932-2211
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                           COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS SENT TO
                                       THE AGENT FOR SERVICE, SHOULD BE SENT TO:
                  PETER S. KOLEVZON, ESQ.                                      STEVEN R. FINLEY, ESQ.
             KRAMER, LEVIN, NAFTALIS & FRANKEL                               GIBSON, DUNN & CRUTCHER LLP
                     919 THIRD AVENUE                                              200 PARK AVENUE
                 NEW YORK, NEW YORK 10022                                     NEW YORK, NEW YORK 10166
                      (212) 715-9100                                               (212) 351-4000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] _____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] _____________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]


                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

________________________________________________________________________________

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 28, 1997


PROSPECTUS

                                7,000,000 SHARES
                              IMC MORTGAGE COMPANY
                                  COMMON STOCK
                            ------------------------

[LOGO]

     Of the 7,000,000 shares of common stock (the 'Common Stock') offered hereby (the 'Offering'), 5,600,000 shares are being offered by IMC Mortgage Company ('IMC' or the 'Company') and 1,400,000 shares are being offered by certain stockholders of the Company (the 'Selling Stockholders'). See 'Principal and Selling Stockholders.' The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See 'Use of Proceeds.'


     The Common Stock is traded on the Nasdaq National Market ('Nasdaq') under the symbol 'IMCC.' On March , 1997, the last reported sales price as reported
by  Nasdaq of the Common Stock was $       per share. See 'Price Range of Common
Stock and Dividend Policy.'

                            ------------------------

     SEE 'RISK FACTORS' COMMENCING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE  SECURITIES
   AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION  NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES  COMMISSION
       PASSED  UPON  THE ACCURACY  OR  ADEQUACY OF  THIS  PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                     PRICE TO             UNDERWRITING            PROCEEDS TO            PROCEEDS TO
                                      PUBLIC              DISCOUNT (1)            COMPANY (2)       SELLING STOCKHOLDERS
Per Share....................            $                      $                      $                      $
Total (3)....................            $                      $                      $                      $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the 'Securities Act'). See 'Underwriting.'

(2) Before deducting estimated expenses of $400,000, payable by the Company, including expenses of the Selling Stockholders. See 'Principal and Selling Stockholders.'

(3) The Company and certain of the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 1,050,000 additional shares of Common Stock, at the same price and subject to the same Underwriting Discount as set forth above, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the Price to Public will total
    $        , Underwriting Discount will  total $        , Proceeds to  Company
    will total $       and Proceeds to Selling Stockholders will total $       .
    See 'Underwriting.'
                            ------------------------

     The shares of Common Stock are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify said offer and to reject orders in whole or in part. It is expected that
delivery of the Common Stock will be made on or about              , 1997 at the
offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.
                            ------------------------

BEAR, STEARNS & CO. INC.
             J.P. MORGAN & CO.
                                   NATWEST SECURITIES LIMITED
                                                         OPPENHEIMER & CO., INC.

                                           , 1997

    [Strip in the Map of U.S.A. with all new acquisition offices indicated.]

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6a UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE 'UNDERWRITING.'

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------
     FOR UNITED KINGDOM PURCHASERS: THE COMMON STOCK MAY NOT BE OFFERED OR SOLD IN THE UNITED KINGDOM OTHER THAN TO PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING OR DISPOSING OF INVESTMENTS, WHETHER AS PRINCIPAL OR AGENT (EXCEPT IN CIRCUMSTANCES THAT DO NOT CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995 OR THE FINANCIAL SERVICES ACT 1986), AND THIS PROSPECTUS MAY ONLY BE ISSUED OR PASSED ON TO ANY PERSON IN THE UNITED KINGDOM IF THAT PERSON IS OF A KIND DESCRIBED IN ARTICLE 11(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1996.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and related notes appearing elsewhere in this Prospectus. Unless the context otherwise requires, the terms the 'Company' and 'IMC' refer to IMC Mortgage Company, its subsidiaries, including its wholly owned subsidiary Industry Mortgage Company, L.P. (the 'Partnership'), and their respective operations. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option and has been adjusted to reflect a two-for-one stock split of the Common Stock paid on February 13, 1997. This Prospectus contains forward-looking statements which involve risks and uncertainties. Actual events or results may differ materially as a result of various factors, including those set forth under 'Risk Factors' and elsewhere in this Prospectus.

                                  THE COMPANY

     IMC is a specialized consumer finance company engaged in purchasing, originating, servicing and selling home equity loans secured primarily by first liens on one- to four-family residential properties. The Company focuses on lending to individuals whose borrowing needs are generally not being served by traditional financial institutions due to such individuals' impaired credit profiles and other factors. Loan proceeds typically are used by such individuals to consolidate debt, to finance home improvements, to pay educational expenses and for a variety of other uses. By focusing on individuals with impaired credit profiles and by providing prompt responses to their borrowing requests, the Company has been able to charge higher interest rates for its loan products than typically are charged by conventional mortgage lenders.

     IMC was formed in 1993 by a team of executives experienced in the non-conforming home equity loan industry. IMC was originally structured as a partnership, with the limited partners consisting of originators of non-conforming home equity loans (the 'Industry Partners') and certain members of management. The original Industry Partners included: Approved Financial Corp. (formerly American Industrial Loan Association) ('Approved'); Champion Mortgage Co. Inc.; Cityscape Corp.; Equitysafe, a Rhode Island General Partnership; Investors Mortgage, a Washington LP ('Investors Mortgage'); Mortgage America Inc. ('Mortgage America'); Residential Money Centers; First Government Mortgage and Investors Corp.; Investaid Corp.; and New Jersey Mortgage and Investment Corp. In 1994, TMS Mortgage Inc., a wholly-owned subsidiary of The Money Store Inc., ('The Money Store'), and Equity Mortgage, a Maryland LP ('Equity
Mortgage'), became Industry Partners. Branchview, Inc., a wholly-owned subsidiary of Lakeview Savings Bank ('Lakeview'), became an Industry Partner in 1995.

     IMC purchases and originates non-conforming home equity loans through a diversified network of correspondents (which includes the Industry Partners) and mortgage loan brokers and on a retail basis through its direct consumer lending effort. As of December 31, 1996, IMC had a network of 374 approved correspondents, including the Industry Partners, 1,693 approved mortgage loan brokers and 17 Company-owned retail branches. During January and February 1997, IMC added 49 retail branches through the acquisition of four retail non-conforming mortgage lenders. Since its inception in August 1993, IMC has experienced considerable growth in loan production, with total purchases and originations of $29.6 million, $282.9 million, $621.6 million and $1.77 billion in 1993, 1994, 1995 and 1996, respectively. IMC's direct consumer lending effort, which began in 1995, contributed approximately 1.8% and 3.8% of loan production in 1995 and 1996, respectively. IMC is continuing to expand its direct consumer lending by opening branch offices and expanding its use of advertising, direct mail and other marketing strategies, as well as through acquisitions.

     As of December 31, 1996, a majority of the Industry Partners were required to sell to IMC, on prevailing market terms and conditions, an aggregate of $162.0 million of home equity loans per year. IMC has consistently purchased loan production from the Industry Partners in excess of such aggregate annual commitment. Actual sales to IMC by the Industry Partners aggregated $337.5 million for the year ended December 31, 1996. As a result of IMC's acquisition of two of the Industry Partners (Mortgage America and Equity Mortgage) effective January 1, 1997, the contractual annual sales commitment from the Industry Partners was reduced by $36.0 million to $126.0 million. The two acquired Industry Partners originated an aggregate of approximately $284 million residential loans in 1996. These acquisitions reflect IMC's business strategy to increase its retail loan origination channels through acquisitions of retail non-conforming lenders. See 'Business -- Acquisitions and Strategic Alliances' and 'Certain Relationships and Related Transactions.'

     IMC sells the majority of its loans through its securitization program and retains rights to service such loans. Through December 31, 1996, IMC had completed eight securitizations totaling $1.4 billion of loans. The Company earns servicing fees on a monthly basis of 0.50% per year and ancillary fees on the loans it services in the securitization pools. As of December 31, 1995 and 1996, IMC had a servicing portfolio of $535.8 million and $2.15 billion, respectively.


     The Company's total revenues increased from $19.7 million for the year ended December 31, 1995 to $65.7 million for the year ended December 31, 1996, while pro forma net income increased from $4.0 million to $17.9 million in those periods. Gain on sale of loans, net represented $15.1 million, or 76.9% of total revenues, for the year ended December 31, 1995 compared to $42.1 million, or 64.1% of total revenues, for the year ended December 31, 1996. Servicing income, net warehouse interest income and other revenues in the aggregate increased from $4.5 million, or 23.0% of total revenues, for the year ended December 31, 1995 to $23.6 million, or 35.9% of total revenues, for the year ended December 31, 1996. IMC's strategy is to continue to increase its servicing portfolio and portfolio of loans held for sale in order to generate increased revenues from these two sources.


     The Company is a Florida corporation. Its principal offices are located at 3450 Buschwood Park Drive, Tampa, Florida 33618 and its telephone number is
(813) 932-2211.

                               BUSINESS STRATEGY

     The Company utilizes the following strategies to maintain and expand its core business:

     Expansion through Acquisitions. The Company is actively pursuing a strategy of acquiring originators of non-conforming home equity loans. IMC's acquisition strategy focuses on entities that originate non-conforming mortgages either directly from the consumer or through broker networks. In 1996, IMC acquired Mortgage Central Corp. ('Equitystars,' an affiliate of Equitysafe) and in January and February 1997 completed the acquisitions of Mortgage America, CoreWest Banc ('CoreWest'), Equity Mortgage and American Mortgage Reduction, Inc. ('American Reduction'). Equitystars, Mortgage America and Equity Mortgage were Industry Partners. Management believes that the acquisition of non-conforming home equity loan originators will benefit IMC by: (i) increasing IMC's loan production volume by capturing all of the acquired company's production instead of only a portion; (ii) improving IMC's profitability and profit margins because broker and direct-to-consumer originated loans typically result in better profit margins than loans purchased from correspondents; (iii) adding experienced management; and (iv) broadening IMC's distribution system for offering new products. In order to incent management of the acquired companies, IMC typically structures its acquisitions to include an initial payment upon closing of the transaction and to provide for contingent payments tied to future production and profitability of the acquired company.

     Expansion of Direct Consumer Lending. IMC intends to expand its direct consumer lending efforts by opening additional branch offices which will allow the Company to focus on developing contacts with individual borrowers, local brokers and referral sources such as accountants, attorneys and financial planners. Through December 31, 1996, IMC opened 17 retail branch offices. In January and February 1997, IMC added 49 retail branches through acquisitions.

     Expansion of Correspondent and Broker Networks. The Company intends to continue to increase its loan production from correspondents and brokers by increasing its market share through geographic expansion, tailored marketing strategies and a continued focus on servicing smaller correspondents in regions that historically have not been actively served by non-conforming home equity lenders.

     Broadening of Product Offerings. The Company continues to introduce new non-conforming home equity loan products to meet the needs of its correspondents, brokers and borrowers and to expand its market share by attracting new customers. The Company is in the process of introducing two such products, Home Equity Lines of Credit ('HELOCs') and secured credit cards.

     Strategic Alliances and Joint Ventures. In order to increase the Company's volume and diversify its sources of loan originations over the long term, the Company seeks to enter into strategic alliances with selected mortgage lenders, pursuant to which the Company provides working capital and financing arrangements and a commitment to purchase qualifying loans. In return, the Company expects to receive a more predictable flow of loans and, in some cases, an option to acquire an equity interest in the strategic partner. To date, the Company has entered into two strategic alliances in the United States and a joint venture in the United Kingdom.

     Maintenance of Underwriting Quality and Loan Servicing. The Company's underwriting and servicing staff have extensive experience in the non-conforming home equity loan industry. The management of IMC believes that the depth and experience of its underwriting and servicing staff provide the Company with the infrastructure necessary to sustain its recent growth and maintain its commitment to high standards in its underwriting and loan servicing. As the Company continues to grow, it is committed to applying consistent underwriting procedures and criteria and to attracting, training and retaining experienced staff.

     Maximize Financial Flexibility and Improve Cash Flow. The Company intends to maximize its financial flexibility in a number of ways, including by maintaining a significant quantity of mortgage loans held for sale on its balance sheet. Maintenance of a substantial amount of mortgage loans held for sale, which the Company can sell when necessary or desirable either through securitizations or whole loans sales, permits IMC to improve management of its cash flow by increasing its net interest income and to reduce its exposure to the volatility of the capital markets. During 1996, the Company securitized approximately 53% of its loan production.

                              RECENT DEVELOPMENTS

     Acquisitions. Pursuant to its strategy to expand direct lending origination channels through acquisitions of non-conforming home equity lenders, IMC acquired Mortgage America, CoreWest, Equity Mortgage and American Reduction in January and February 1997. The purchase price for each acquisition was paid in either cash or Common Stock and most acquisitions included earn-out arrangements that provide the sellers with additional consideration if the acquired company reaches certain performance targets after acquisition. While the Company believes that the acquisitions described below are important to the Company's business strategy, none of the acquisitions individually, or in the aggregate, represents a significant amount of revenues, income or assets in relation to the Company. See 'Business -- Acquisitions and Strategic Alliances.'

          Acquisition of Mortgage America. Effective January 1, 1997, IMC acquired all of the assets of Mortgage America, an Industry Partner. Mortgage America is a non-conforming lender based in Bay City, Michigan that originates residential mortgage loans from a network of 32 retail offices located in 29 states. Mortgage America originated over $248 million of residential mortgage loans in 1996, including over $69 million during the last quarter of 1996. IMC purchased $45.3 million of residential mortgage loans from Mortgage America during 1996, including $21.1 million during the last quarter of 1996.

          Acquisition of CoreWest. Effective January 1, 1997, IMC acquired all of the outstanding common stock of CoreWest, a non-conforming lender based in Los Angeles, California. CoreWest, which commenced operations in early 1996, originates residential mortgage loans primarily through a network of nine mortgage centers located in California, Colorado, Washington, Utah and Oregon. CoreWest originated over $48 million of residential mortgage loans in 1996, including over $22 million during the last quarter of 1996. IMC purchased $10.3 million of residential mortgage loans from CoreWest during 1996, all of which was during the last quarter of 1996.

          Acquisition of Equity Mortgage. Effective January 1, 1997, IMC acquired all of the assets of Equity Mortgage, an Industry Partner. Equity Mortgage is a non-conforming lender that originates residential mortgage loans from its offices in the greater Baltimore metropolitan region, Delaware and Pennsylvania. Equity Mortgage originated over $36 million of residential mortgage loans in 1996, including over $11 million during the last quarter of 1996. IMC purchased $12.5 million of residential mortgage loans from Equity Mortgage during 1996, including $3.3 million during the last quarter of 1996.

          Acquisition of American Reduction. Effective February 1, 1997, IMC acquired all of the assets of American Reduction, a non-conforming lender based in Owings Mills, Maryland. American Reduction originates residential mortgage loans from its main office in Owings Mills, and four satellite offices located in Pennsylvania. American Reduction originated over $80 million of residential mortgage loans in 1996, including over $28 million during the last quarter of 1996. IMC did not purchase a significant amount of residential mortgage loans from American Reduction in 1996.

     Recent  Securitizations.  In   January  1997,  the   Company  completed   a
securitization in the amount of $325 million, its ninth securitization.

                                  RISK FACTORS

     Prior to making an investment decision, prospective investors should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the factors set forth in 'Risk Factors.'

                                  THE OFFERING

Common Stock offered by:
     the Company.............................  5,600,000 shares the Selling Stockholders................  1,400,000 shares
Common Stock to be outstanding after the
  Offering(1)................................  28,149,142 shares
Use of proceeds..............................  For   general  corporate  purposes,  including  the  repayment  of
                                                 outstanding  indebtedness,   funding  of   loan  purchases   and
                                                 originations,  funding of  future acquisitions  and expansion of the Company's direct lending branch office network. See 'Use  of
                                                 Proceeds.'
Nasdaq National Market symbol................  IMCC

------------


(1) Excludes (a) 1,865,764 shares of Common Stock reserved for issuance upon exercise of outstanding options, (b) 2,100,000 of the 2,700,000 shares of Common Stock reserved for issuance upon exercise of the warrant (the 'Conti Warrant') issued to ContiFinancial Corporation ('ContiFinancial') and (c) any shares that may become payable under contingent payout arrangements with respect to IMC's acquisitions of Equitystars, Mortgage America, CoreWest and American Reduction. Includes 600,000 of the 2,700,000 shares of Common Stock reserved for issuance upon exercise of the Conti Warrant. See 'Management -- Stock Option Plans,' 'Business -- Acquisitions and Strategic Alliances' and 'Certain Relationships and Related Transactions -- Agreements with ContiFinancial -- Conti Warrant.'

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The historical Statement of Operations and Balance Sheet data set forth below as of and for the period from inception to December 31, 1993 and the fiscal years ended December 31, 1994, 1995 and 1996 have been derived from the Consolidated Financial Statements and Notes thereto of the Company included elsewhere herein, which have been audited by Coopers & Lybrand L.L.P., independent accountants. This data should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Consolidated Financial Statements and Notes thereto.


                                                                                       PERIOD FROM
                                                                                        INCEPTION
                                                                                    (AUGUST 12, 1993)           YEAR ENDED
                                                                                         THROUGH               DECEMBER 31,
                                                                                      DECEMBER 31,       -------------------------
                                                                                          1993              1994          1995
                                                                                    -----------------    ----------    -----------
STATEMENT OF OPERATIONS DATA:
   Revenues:
       Gain on sale of loans(1)(2)...............................................       $ 438,774        $8,583,277    $20,680,848
       Additional securitization transaction expense(3)..........................           --             (560,137)    (5,547,037)
                                                                                         --------        ----------    -----------
           Gain on sale of loans, net............................................         438,774         8,023,140     15,133,811
                                                                                         --------        ----------    -----------
       Warehouse interest income.................................................          97,159         2,510,062      7,884,679
       Warehouse interest expense................................................         (50,709)       (1,610,870)    (6,006,919)
                                                                                         --------        ----------    -----------
           Net warehouse interest income.........................................          46,450           899,192      1,877,760
                                                                                         --------        ----------    -----------
       Servicing fees............................................................           --               99,224      1,543,339
       Other.....................................................................          28,235         1,072,855      1,117,903
                                                                                         --------        ----------    -----------
           Total servicing fees and other........................................          28,235         1,172,079      2,661,242
                                                                                         --------        ----------    -----------
               Total revenues....................................................         513,459        10,094,411     19,672,813
                                                                                         --------        ----------    -----------
   Expenses:
       Compensation and benefits.................................................         507,904         3,348,236      5,139,386
       Selling, general and administrative expenses(2)...........................         355,526         2,000,401      3,477,677
       Other.....................................................................           --               14,143        297,743
       Sharing of proportionate value of equity(4)...............................           --            1,689,000      4,204,000
                                                                                         --------        ----------    -----------
           Total expenses........................................................         863,430         7,051,780     13,118,806
                                                                                         --------        ----------    -----------
   Pre-tax income (loss).........................................................        (349,971)        3,042,631      6,554,007
   Pro forma provision (benefit) for income taxes................................        (134,000)        1,187,000      2,522,000
                                                                                         --------        ----------    -----------
   Pro forma net income (loss)(2)................................................       $(215,971)       $1,855,631    $ 4,032,007
                                                                                         --------        ----------    -----------
                                                                                         --------        ----------    -----------
   Pro forma per share data:
       Pro forma net income per share(2).........................................                                      $  0.25
       Weighted average number of shares outstanding.............................                                       15,871,504

                                                                                   YEAR ENDED
                                                                                  DECEMBER 31,
                                                                                      1996
                                                                                  ------------
STATEMENT OF OPERATIONS DATA:
   Revenues:
       Gain on sale of loans(1)(2)...............................................  $46,229,615
       Additional securitization transaction expense(3)..........................   (4,157,644)
                                                                                   -----------
           Gain on sale of loans, net............................................   42,071,971
                                                                                   -----------
       Warehouse interest income.................................................   37,463,583
       Warehouse interest expense................................................  (24,534,896)
                                                                                   -----------
           Net warehouse interest income.........................................   12,928,687
                                                                                   -----------
       Servicing fees............................................................    6,749,995
       Other.....................................................................    3,903,638
                                                                                   -----------
           Total servicing fees and other........................................   10,653,633
                                                                                   -----------
               Total revenues....................................................   65,654,291
                                                                                   -----------
   Expenses:
       Compensation and benefits.................................................   16,006,553
       Selling, general and administrative expenses(2)...........................   15,652,381
       Other.....................................................................    2,321,413
       Sharing of proportionate value of equity(4)...............................    2,555,000
                                                                                   -----------
           Total expenses........................................................   36,535,347
                                                                                   -----------
   Pre-tax income (loss).........................................................   29,118,944
   Pro forma provision (benefit) for income taxes................................   11,190,000
                                                                                   -----------
   Pro forma net income (loss)(2)................................................  $17,928,944
                                                                                   -----------
                                                                                   -----------
   Pro forma per share data:
       Pro forma net income per share(2).........................................  $  0.94
       Weighted average number of shares outstanding.............................   19,165,304


                                                                                                                      DECEMBER 31,
                                                                                      DECEMBER 31,                        1996
                                                                        -----------------------------------------    --------------
                                                                           1993          1994            1995            ACTUAL
                                                                        ----------    -----------    ------------    --------------
BALANCE SHEET DATA:
   Mortgage loans held for sale......................................   $7,971,990    $28,995,750    $193,002,835    $  914,586,703
   Interest-only and residual certificates...........................       --          3,403,730      14,072,771        86,246,674
   Warehouse finance facilities......................................    7,212,915     27,731,859     189,819,046       895,132,545
   Term debt.........................................................       --            --           11,120,642        47,430,295
   Stockholders' equity..............................................    1,449,092      5,856,011       5,608,844        89,336,582
   Total assets......................................................    8,861,144     36,641,991     354,551,434     1,707,348,185

                                                                      DECEMBER 31, 1996
                                                                       AS ADJUSTED(5)
                                                                       --------------
BALANCE SHEET DATA:
   Mortgage loans held for sale......................................
   Interest-only and residual certificates...........................
   Warehouse finance facilities......................................
   Term debt.........................................................
   Stockholders' equity..............................................
   Total assets......................................................


                                                                                             PERIOD
                                                                                              FROM
                                                                                            INCEPTION
                                                                                        (AUGUST 12, 1993)    YEAR ENDED DECEMBER
                                                                                             THROUGH                 31,
                                                                                          DECEMBER 31,       --------------------
                                                                                              1993             1994        1995
                                                                                        -----------------    --------    --------
OPERATING DATA (DOLLARS IN THOUSANDS):
   Loans purchased or originated.....................................................        $29,608         $282,924    $621,629
   Loans sold through securitization.................................................        --                81,637     388,363
   Whole loan sales..................................................................         21,636          180,263      70,400
   Serviced loan portfolio (period end)..............................................        --                92,003     535,798
DELINQUENCY DATA:
   Total delinquencies as a percentage of loans serviced (period end)(6).............           0.00%            0.87%       3.43%
   Defaults as a percentage of loans serviced (period end)(7)........................           0.00             0.12        1.00
   Net losses as a percentage of average loans serviced for period...................           0.00             0.00        0.09


                                                                                       YEAR ENDED
                                                                                      DECEMBER 31,
                                                                                          1996
                                                                                       ----------
OPERATING DATA (DOLLARS IN THOUSANDS):
   Loans purchased or originated.....................................................  $1,770,312
   Loans sold through securitization.................................................     935,000
   Whole loan sales..................................................................     128,868
   Serviced loan portfolio (period end)..............................................   2,148,068
DELINQUENCY DATA:
   Total delinquencies as a percentage of loans serviced (period end)(6).............        5.30%
   Defaults as a percentage of loans serviced (period end)(7)........................        1.47
   Net losses as a percentage of average loans serviced for period...................        0.13

                                                                                   THREE MONTHS ENDED
                                                               -----------------------------------------------------------
                                                                MARCH 31,      JUNE 30,      SEPTEMBER 30,    DECEMBER 31,
                                                                  1996           1996            1996             1996
                                                               -----------    -----------    -------------    ------------

STATEMENT OF OPERATIONS DATA:
    Revenues:
        Gain on sale of loans(1)(2).........................   $10,875,466    $11,315,433     $12,537,421     $11,501,295
        Additional securitization transaction expense(3)....    (2,828,591)    (1,329,053)        --              --
                                                               -----------    -----------    -------------    ------------
            Gain on sale of loans, net......................     8,046,875      9,986,380      12,537,421      11,501,295
                                                               -----------    -----------    -------------    ------------
    Warehouse interest income...............................     5,160,943      6,453,721      10,634,571      15,214,348
    Warehouse interest expense..............................    (3,375,244)    (4,457,415)     (6,672,572)    (10,029,665)
                                                               -----------    -----------    -------------    ------------
            Net warehouse interest income...................     1,785,699      1,996,306       3,961,999       5,184,683
                                                               -----------    -----------    -------------    ------------
    Servicing fees..........................................       995,439      1,466,803       1,753,139       2,534,614
    Other...................................................       628,536        835,709       1,513,446         925,947
                                                               -----------    -----------    -------------    ------------
            Total revenues..................................    11,456,549     14,285,198      19,766,005      20,146,539
                                                               -----------    -----------    -------------    ------------
    Expenses:
        Compensation and benefits...........................     3,666,685      4,372,965       3,947,843       4,019,060
        Selling, general and administrative expenses(2).....     2,240,856      2,895,854       5,279,887       5,235,784
        Other...............................................       342,534      1,005,057         473,202         500,620
        Sharing of proportionate value of equity(4).........     2,555,000        --              --              --
                                                               -----------    -----------    -------------    ------------
            Total expenses..................................     8,805,075      8,273,876       9,700,932       9,755,464
                                                               -----------    -----------    -------------    ------------
    Pre-tax income..........................................     2,651,474      6,011,322      10,065,073      10,391,075
    Pro forma provision for income taxes (actual provision
      for the three months ended September 30 and December
      31)...................................................     1,026,000      2,358,522       4,012,986       3,792,492
                                                               -----------    -----------    -------------    ------------
    Pro forma net income (actual for the three months ended
      September 30 and December 31).........................   $ 1,625,474    $ 3,652,800     $ 6,052,087     $ 6,598,583
                                                               -----------    -----------    -------------    ------------
                                                               -----------    -----------    -------------    ------------
    Pro forma per share data:
        Pro forma (actual for the three months ended
          September 30 and December 31) net income per
          share.............................................      $0.10          $0.22          $0.26            $0.28
        Weighted average number of shares outstanding.......    15,871,504     16,434,386      23,431,704      23,507,830
OPERATING DATA (DOLLARS IN THOUSANDS):
    Loans purchased or originated...........................   $   263,987    $   402,237     $   480,232     $   623,856
    Loans sold through securitization.......................       175,000        200,000         250,000         310,000
    Whole loan sales........................................        21,272         39,140          43,180          25,276
    Serviced loan portfolio (period end)....................       783,367      1,103,920       1,486,803       2,148,068
DELINQUENCY DATA:
    Total delinquencies as a percentage of loans serviced
      (period end)(6).......................................          2.31%          3.06%           3.67%           5.30 %
    Defaults as a percentage of loans serviced (period
      end)(7)...............................................          1.10           1.18            1.73            1.47
    Net losses as a percentage of average loans serviced for
      period................................................          0.01           0.03            0.04            0.04


------------

(1) Prior  to  June  1996,  includes  interest-only  and  residual  certificates received by ContiFinancial in connection with IMC's agreement with ContiFinancial. See 'Business -- Loans -- Loan Sales -- Securitizations' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Transactions with ContiFinancial -- Additional Securitization Transaction Expense.'


(2) Beginning January 1, 1996, the Company adopted SFAS No. 122 'Accounting for Mortgage Servicing Rights' ('SFAS 122') which resulted in additional gain on sale of $7.8 million and additional amortization expense of $1.2 million for the year ended December 31, 1996. The effect on unaudited pro forma net income and pro forma net income per common share for the year ended December 31, 1996 was an increase of $4.1 and $0.21, respectively.



(3) In 1994, 1995 and 1996, ContiFinancial received interest-only and residual certificates with estimated values of $3.0 million, $25.1 million and $13.4 million in exchange for cash payments of $2.1 million, $18.4 million and $8.6 million, respectively. In addition, ContiFinancial paid IMC $0.4 million, $1.1 million and $0.7 million in 1994, 1995 and 1996, respectively, in expenses related to securitizations.


                                              (footnotes continued on next page)

(footnotes continued from previous page)
    See 'Management's Discussion and Analysis of Financial Condition and Results
    of  Operations   --   Transactions   with   ContiFinancial   --   Additional
    Securitization Transaction Expense.'


(4) Reflects expenses recorded in connection with the value sharing arrangement with ContiFinancial (the 'Conti VSA') which terminated in March 1996. The Company's pre-tax income before the Conti VSA for 1994, 1995 and 1996 was $4.7 million, $10.8 million and $31.7 million, respectively. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Transactions with ContiFinancial -- Sharing of Proportionate Value of Equity,' 'Certain Accounting Considerations Relating to the Conti VSA' and Note 5 of Notes to Consolidated Financial Statements.



(5) Adjusted to give effect to the sale of 5,600,000 shares of Common Stock offered by the Company hereby, assuming a public offering price of $ per share (the closing price of the Common Stock on March , 1997). See 'Capitalization.'


(6) Represents the percentages of account balances contractually past due 30 days or more, exclusive of home equity loans in foreclosure, bankruptcy and real estate owned.

(7) Represents the percentages of account balances of loans in foreclosure and bankruptcy, exclusive of real estate owned.

                                  RISK FACTORS

     Before purchasing the shares of Common Stock offered hereby, a prospective investor should carefully consider the factors set forth below as well as the other information set forth elsewhere in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. Discussions containing such forward-looking statements may be found in the material set forth under 'Prospectus Summary,' 'Risk Factors,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business,' as well as in the Prospectus generally. Actual events or results may differ as a result of various factors, including, without limitation, those set forth under 'Risk Factors' below and elsewhere in this Prospectus.

LIQUIDITY -- NEGATIVE CASH FLOW


     The  Company has  an ongoing  need for  substantial capital  to finance its lending activities. This need is expected to increase as the volume of the Company's loan purchases and originations increases. As a result of its increased volume of loan purchases and originations and its growing use of securitizations, the Company has operated since November 1994, and expects to continue to operate, on a negative cash flow basis. Prior to the Company's first securitization in November 1994, the Company sold loans primarily through whole loan sales which generate immediate cash flow on the date of sale. During 1995 and 1996, the Company operated on a negative cash flow basis using $165.3 million and $776.7 million, respectively, more in operations than was generated, due primarily to an increase in mortgage loans purchased and originated and the Company's sale of loans through securitizations. In securitizations, the Company recognizes a gain on sale of the loans securitized upon the closing of the securitization and the delivery of the loans, but the cash from its interest-only ('I/O') and residual certificates is received by the Company over the actual life of the loans securitized. Additionally, the Company incurs significant cash expenses in connection with its securitization transactions. The Company must maintain short- and long-term external sources of cash to fund its operations and therefore must maintain warehouse lines of credit and other external funding sources. If the existing capital sources of the Company were to decrease significantly, or if additional capital sources are not available to the Company when required, the rate of growth of the Company and its results of operations and financial condition could be materially and adversely affected.


     The documents governing the Company's securitizations require the Company to build, within each securitization trust, over-collateralization levels by delaying distributions of amounts with respect to the Company's residual interest and applying such amounts to reduce the principal balances of the senior interests issued by the related trust. This reduction in the outstanding principal balances of the senior interests issued by the trust causes the aggregate principal amount of the loans in the related pool to exceed the aggregate principal balance of the senior interests. Such over-collateralization amounts serve as credit enhancement for the related trust and therefore are available to absorb losses realized on loans held by such trust. The Company continues to be subject to the risks of default and foreclosure following the sale of loans through securitizations to the extent amounts otherwise payable to the Company on account of its residual interests are required to be retained or applied to reduce principal from time to time. Such retained amounts are pre-determined by the entity providing a guarantee of the related senior interests and are a condition to obtaining an AAA/Aaa rating on such interests. In addition, such over-collateralization delays cash distributions that otherwise would flow to the Company through its retained interest in the securitization trust, thereby slowing the flow of cash to the Company. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

VALUATION AND POTENTIAL IMPAIRMENT OF INTEREST-ONLY AND RESIDUAL CERTIFICATES


     The Company sells loans through securitizations and retains a residual interest in the loans and, on occasion, also retains an I/O certificate. The I/O and residual certificates are initially recorded at their allocated cost based on an estimate of the discounted present value of the cash flows that the Company will realize from the interests. This estimate is based in turn on certain assumptions as to the prepayment speeds (relating to the average life of the loans sold) and credit losses of the loans sold. At December 31, 1996, the Company had recorded I/O and residual interests in the amount of approximately $86.2 million on its balance sheet.

     The actual prepayment speeds and credit losses experienced over short periods of time have varied from the assumptions utilized by the Company in estimating the value of its I/O and residual certificates. To date, prepayment speeds over short periods of time have been higher than the assumptions utilized by the Company. The Company has not adjusted the value of such certificates when the actual results have differed from the assumptions for short periods of time because the Company believes that the actual results should, other than for short periods of time, prove to be consistent with the Company's original assumptions.


     If, however, the actual prepayment speed or credit losses of a loan portfolio materially and adversely vary from the Company's original assumptions over time, the Company would be required to adjust the value of the I/O and residual certificates, and such adjustment could have a material adverse effect on the Company's financial condition and results of operations. Higher than anticipated rates of loan prepayments or credit losses over a substantial period of time would require the Company to write down the value of the I/O and residual certificates, adversely affecting earnings. There can be no assurance that the Company's assumptions as to prepayment speeds and credit losses will prove to be reasonable. To the Company's knowledge, there is a limited market for the sale of I/O and residual classes of certificates and there can be no assurance that these assets can be sold for the value reflected on the balance sheet. See ' -- Contingent Risks.'

     In June 1996, the Financial Accounting Standards Board ('FASB') issued Statement of Financial Accounting Standards No. 125 ('SFAS 125'), 'Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities.' SFAS 125 addresses the accounting for all types of securitization transactions, securities lending and repurchase agreements, collateralized borrowing arrangements and other transactions involving the transfer of financial assets. SFAS 125 is generally effective for transactions that occur after December 31, 1996, and will be applied prospectively. SFAS 125 requires the Company to allocate the total cost of mortgage loans sold to the mortgage loans sold (servicing released), I/O and residual certificates and servicing rights based on their relative values. The Company is required to assess the retained certificates and servicing rights for impairment based upon the fair value of those rights. The pronouncement also requires the Company to provide additional disclosure about the retained certificates in its securitizations and to account for these assets at fair value in accordance with SFAS No. 115, 'Accounting for Certain Investments in Debt and Equity Securities' ('SFAS 115'). The Company will apply the new rules prospectively beginning in the first quarter of 1997. There can be no assurance that the implementation by the Company of SFAS 125 will not reduce the Company's gain on sale of loans in the future or otherwise adversely affect the Company's results of operations or financial condition. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Accounting Pronouncements.'

COMPETITION

     As a purchaser and originator of mortgage loans, the proceeds of which are used for a variety of purposes, including to consolidate debt, to finance home improvements and to pay educational expenses, the Company faces intense competition. Such competition comes primarily from other mortgage banking companies and commercial banks, credit unions, thrift institutions, credit card issuers and finance companies. Many of these competitors are substantially larger and have more capital and other resources than the Company. Furthermore, numerous large national finance companies and originators of conforming mortgages have expanded from their conforming origination programs and have allocated resources to the origination of non-conforming loans. In addition, many of these larger mortgage companies and commercial banks have begun to offer products similar to those offered by the Company, targeting customers similar to those of the Company. The entrance of these competitors into the Company's market requires the Company to pay higher premiums for loans it purchases, increases the likelihood of earlier prepayments through refinancings and could have a material adverse effect on the Company's results of operations and financial condition. In addition, competition could also result in the purchase or origination of loans with lower interest rates and higher loan-to-value ratios, which could have a material adverse effect on the Company's results of operations and financial condition. Premiums paid to correspondents as a percentage of loans purchased from correspondents by the Company were 4.7%, 4.2%, 5.0% and 5.8% for the three months ended March 31, June 30, September 30 and December 31, 1996, respectively. The weighted average interest rate for loans purchased or originated by the Company decreased from 12.1% for the year ended December 31, 1995 to 11.5% for the year ended December 31, 1996. The combined weighted average loan-to-value ratio of loans purchased or originated by the Company increased from 70.9% for the year ended December 31, 1995 to 72.9% for the year ended December 31, 1996. See 'Business -- Loans -- Purchases and Originations.'

     Competition takes many forms, including convenience in obtaining a loan, service, marketing and distribution channels and interest rates. Furthermore, the current level of gains realized by the Company and its competitors on the sale of the type of loans purchased and originated is attracting additional competitors, including at least one quasi-governmental agency, into this market with the effect of lowering the gains that may be realized by the Company on future loan sales. Competition may be affected by fluctuations in interest rates and general economic conditions. During periods of rising rates, competitors which have 'locked in' low borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit the Company's borrowers to refinance their loans. During economic slowdowns or recessions, the Company's borrowers may have new financial difficulties and may be receptive to offers by the Company's competitors.

     The Company depends largely on brokers, financial institutions and other mortgage bankers for its purchases and originations of new loans. The Company's competitors also seek to establish relationships with the Company's brokers and financial institutions and other mortgage bankers. The Company's future results may be materially and adversely affected by fluctuations in the volume and cost of its wholesale loans resulting from competition from other purchasers of such loans, market conditions and other factors. There can be no assurance that the Company will be able to continue to compete effectively.

DEPENDENCE ON SECURITIZATIONS

     Since its first securitization in November 1994, the Company has pooled and sold through securitizations an increasing percentage of the loans that it purchases or originates. Adverse changes in the securitization market could impair the Company's ability to purchase, originate and sell loans through securitizations on a favorable or timely basis. Any such impairment could have a material adverse effect upon the Company's results of operations and financial condition. Furthermore, the Company's quarterly operating results can fluctuate significantly as a result of the timing and size of securitizations. If securitizations do not close when expected, the Company's results of operations would be adversely affected for that period.

DEPENDENCE ON FUNDING SOURCES

     The Company funds substantially all of the cost of the loans it purchases and originates through borrowings under warehouse facilities that are secured by pledges of the loans, through repurchase agreements and through internally generated funds. These borrowings are in turn repaid with the proceeds received by the Company from selling such loans either through securitizations and financing or internally generated cash, or through whole loan sales. The Company is dependent upon a few lenders to provide the primary credit facilities for its loan purchases and originations. Any failure to renew or obtain adequate funding under these warehouse facilities or other financings, or any substantial reduction in the size of or pricing in the markets for the Company's loans, could have a material adverse effect on the Company's operations. To the extent that the Company is not successful in maintaining or replacing existing financing, it would not be able to hold a large volume of loans pending securitization and therefore would have to curtail its loan production activities or sell loans either through whole loan sales or in smaller securitizations, which would have a material adverse effect on the Company's results of operations and financial condition. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'

INTEREST RATE RISK

     Profitability may be directly affected by the levels of and fluctuations in interest rates, which affect the Company's ability to earn a spread between interest received on its loans and the costs of borrowings. The profitability of the Company is likely to be adversely affected during any period of unexpected or rapid changes in interest rates. For example, a substantial or sustained increase in interest rates could adversely affect the ability of the Company to purchase and originate loans and would reduce the value of loans held for sale and the interest rate differential between newly originated loans and the pass-through rate on loans that are securitized. A significant decline in interest rates could decrease the size of the Company's loan servicing portfolio by increasing the level of loan prepayments. Additionally, to the extent I/O and residual certificates have been recorded on the books of the Company, higher than anticipated rates of loan prepayments or losses could require the Company to write down the value of such I/O and residual certificates, thereby adversely affecting earnings.

     Fluctuating interest rates also may affect the net interest income earned by the Company. Net interest income represents the difference between the yield to the Company on loans held pending sale and the interest paid by the Company for funds borrowed under the Company's warehouse facilities. In addition, inverse or flattened interest yield curves could have an adverse affect on the profitability of the Company because the loans pooled and sold by the Company have long-term rates, while the senior interests in the related REMIC trusts are priced on the basis of intermediate rates. While the Company monitors the interest rate environment and employs a hedging strategy intended to mitigate the impact of changes in interest rates, there can be no assurance that the profitability of the Company would not be adversely affected during any period of changes in interest rates.

RISKS ASSOCIATED WITH ACQUISITIONS

     IMC's growth strategy includes acquisitions of existing non-conforming lenders. IMC's approach to acquisitions encourages acquired companies to act as independent lending units of IMC following the closing. While these operations may have enjoyed profitability and growth prior to their acquisition by the Company, there can be no assurance that they will continue to be profitable and grow or that they will maintain their underwriting standards after the acquisition is complete. Further there can be no assurance that such company's underwriting standards will be consistent with IMC's or that there will be no loss of key employees of the acquired company. Over the longer term, the Company intends to assimilate the operations of the companies it acquires and to assume certain administrative and other operating functions, but there can be no assurance that the Company will be able to do so successfully. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses of additional goodwill and other intangible assets, which could materially affect the Company's results of operations or financial condition. There can be no assurance that the Company will be able to identify other appropriate acquisition candidates or that any identified candidates will be acquired. There can be no assurance that the financing necessary to complete such acquisitions can be obtained by the Company on favorable terms, if at all. See 'Business -- Acquisitions and Strategic Alliances.'

EFFECT OF ADVERSE ECONOMIC CONDITIONS

     The Company's business may be adversely affected by periods of economic slowdown or recession which may be accompanied by decreased demand for consumer credit and declining real estate values. Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to-value ratios of loans previously made, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. In addition, delinquencies, foreclosures and losses generally increase during economic slowdowns and recessions.

DEPENDENCE ON KEY PERSONNEL

     The Company's growth and development to date have been largely dependent upon the services of George Nicholas, Chairman of the Board and Chief Executive Officer, and Thomas G. Middleton, President and Chief Operating Officer. The loss of Mr. Nicholas' or Mr. Middleton's services for any reason could have a material adverse effect on the Company. Certain of the Company's principal credit agreements contain a provision that permits the lender to accelerate the Company's obligations in the event that Mr. Nicholas were to leave the Company for any reason and not be replaced with an executive acceptable to such lender. The Company is also dependent on other senior members of management and its ability to retain existing and hire additional experienced personnel, especially underwriting and servicing personnel. See ' -- Dependence on Funding Sources' and 'Management -- Executive Compensation.'

DEPENDENCE ON CREDIT ENHANCEMENT

     In order to gain access to the securitization market, the Company has relied on credit enhancements provided by monoline insurance carriers to guarantee outstanding senior interests in the related real estate mortgage investment conduit ('REMIC') trusts to obtain an AAA/Aaa rating for such interests. The Company has not attempted to structure a mortgage loan pool for sale through a securitization based solely on the internal credit enhancements of the pool or the Company's credit. Any substantial reduction in the size or availability of the securitization market for the Company's loans, or the unwillingness of insurance companies to guarantee the senior interests in the Company's loan pools, could have a material adverse effect on the Company's results of operations and financial condition. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'

LIMITED OPERATING HISTORY

     The Company commenced operations in August 1993 and has a limited operating history. In 1996, the Company purchased and originated a significantly greater number of loans than previously. In light of this growth, the historical performance of the Company may be of limited relevance in predicting future performance. Any credit or other problems associated with the larger number of loans purchased and originated in the recent past will not become apparent until sometime in the future. Consequently, the Company's historical results of operations may be of limited relevance to an investor seeking to predict the Company's future performance. See 'Business -- Loans -- Loan Purchases and Originations.'

RISKS ASSOCIATED WITH RAPID GROWTH

     The Company has expanded into new geographic regions and substantially increased its volume of loans originated and purchased. The Company's continued growth and expansion will place additional pressures on the Company's personnel and systems. Any future growth may be limited by, among other things, the Company's (i) need for continued funding sources and access to capital markets,
(ii) ability to attract and retain qualified personnel, (iii) ability to maintain appropriate procedures, policies and systems to ensure that the Company's loans have an acceptable level of credit risk and loss and (iv) ability to establish new relationships and maintain existing relationships with correspondents, brokers and borrowers in states where the Company is active and in additional states. The Company's need for additional operating procedures, personnel and facilities is expected to increase as a result of further growth which the Company anticipates over the near term. The Company is assessing the purchase of new systems and software to support its servicing operations, and plans to continue to procure hardware and software that will require additional corresponding investments in training and education. There can be no assurance that the Company will successfully obtain or apply the human, operational and financial resources needed to manage a developing and expanding business. Failure by the Company to manage its growth effectively, or to sustain its historical levels of performance in underwriting and loan servicing with respect to its increased loan origination and purchase volume and its larger servicing portfolio, could have a material adverse effect on the Company's results of operations and financial condition. See 'Management's Discussion and Analysis of Financial Condition and Results of Operation' and 'Business -- Business Strategy.'

RELIANCE ON THE INDUSTRY PARTNERS

     The Company purchases a portion of its loans from the Industry Partners, which accounted for 23.9% and 19.1% of total loan purchases and originations by the Company, or $148.4 million and $337.5 million, respectively, in the years ended December 31, 1995 and 1996. The Company had contractual annual loan sale commitments from the majority of the Industry Partners as of December 31, 1996 aggregating $162.0 million. The contractual annual loan sales commitment was reduced by $36.0 million to $126.0 million as a result of the acquisition of two Industry Partners (Mortgage America and Equity Mortgage) in January and February 1997. See 'Business -- Acquisitions and Strategic Alliances.' In

1995 and 1996, a number of Industry Partners sold more loans to the Company than they were obligated to sell. Certain of the Industry Partners could, therefore, reduce their loan sales to the Company without violating their commitments to the Company, resulting in an overall decrease in the volume of loans available to the Company for purchase. The commitments to sell loans to the Company by the Industry Partners will expire in April 2001, after which date the Industry Partners will be under no obligation to sell loans to the Company. If the Industry Partners, individually or in the aggregate, become unable to meet their loan sale commitments or choose not to sell loans to the Company after the expiration of their commitment, the Company's results of operations and financial condition would be materially and adversely affected.

CONTINGENT RISKS

     Although the Company sells on a nonrecourse basis substantially all loans that it purchases and originates, the Company retains some degree of credit risk on substantially all loans purchased or originated. During the period of time that loans are held pending sale, the Company is subject to the various business risks associated with lending, including the risk of borrower default, the risk of foreclosure and the risk that an increase in interest rates would result in a decline in the value of loans to potential purchasers. In addition, documents governing the Company's securitizations require the Company to commit to repurchase or replace loans that do not conform to the representations and warranties made by the Company at the time of sale. When borrowers are delinquent in making monthly payments on loans included in a REMIC trust, the Company is required to advance interest payments with respect to such delinquent loans to the extent that the Company deems such advances ultimately recoverable. These advances require funding from the Company's capital resources but have priority of repayment from the trust's collections in succeeding months.

     In the ordinary course of its business, the Company is subject to claims made against it by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary duties, misrepresentations, errors and omissions of employees, officers and agents of the Company (including its appraisers), incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business. If the loans in the Company's securitizations experience losses in excess of the assumptions used to value the Company's I/O and residual certificates, the Company will recognize a loss. As a result of any such loss, the Company's results of operations or financial condition could be materially and adversely affected. See ' -- Valuation and Potential Impairment of Interest-only and Residual Certificates.'

CONCENTRATION OF OPERATIONS IN MID-ATLANTIC REGION

     For the year ended December 31, 1996, 32.7% of the aggregate principal balance of the home equity loans purchased and originated by the Company and 31.6% of the home equity loans serviced by the Company were secured by properties located in New York, New Jersey, Maryland and Pennsylvania. Although the Company has expanded its mortgage origination network outside the mid-Atlantic region, the Company's origination business is likely to remain concentrated in that region for the foreseeable future. Consequently, the Company's results of operations and financial condition are dependent upon general trends in the economy and the residential real estate market in the mid-Atlantic region.

CREDIT-IMPAIRED BORROWERS

     The Company targets credit-impaired borrowers. Loans made to such borrowers generally entail a higher risk of delinquency and possibly higher losses than loans made to more creditworthy borrowers. No assurance can be given that the underwriting policies and collection procedures of the Company or of entities acquired by the Company will alleviate such risks. In the event that pools of loans warehoused, sold and serviced by the Company experience higher delinquencies, foreclosures or losses than anticipated, the Company's results of operations and financial condition could be materially and adversely affected.

LOSS OF SERVICING RIGHTS AND SUSPENSION OF FUTURE CASH FLOWS; DELINQUENCIES; NEGATIVE IMPACT ON CASH FLOW

     The Company is entitled to receive servicing income on the loans it has sold servicing retained. Any loss of servicing rights could have a material adverse effect on the Company's results of operations and financial condition. The Company's right to service the loans sold in its securitizations can be terminated by the monoline insurance carrier, as certificate insurer, upon the occurrence of certain servicer termination events (as defined in the pooling and servicing agreements, the 'Servicer Termination Events'). Servicer Termination Events include: (i) bankruptcy or the inability of the Company to pay its debts;
(ii) failure of the Company to perform its obligations; (iii) failure of the Company to cure any breaches of its representations and warranties which materially and adversely affect the underlying loans; and (iv) failure to maintain certain delinquency or loss standards. As of December 31, 1996, none of the pools of securitized loans exceeded the foregoing delinquency standards and no servicing rights had been terminated. However, there can be no assurance that delinquency rates with respect to the Company's securitized loan pools will not exceed these standards in the future and, if exceeded, that servicing rights will not be terminated, which would have a material adverse effect on the Company's results of operations and financial condition.

     The Company's cash flow can also be adversely affected by high delinquency and loss rates with respect to the loans in the securitization trusts. Generally, provisions in the pooling and servicing agreement have the effect of requiring the over-collateralization account, which is funded primarily by the cash flow that would otherwise be distributed to the Company in respect of its residual certificates, to be increased when the delinquency and the loss rates exceed various specified limits.

LEGISLATIVE RISK

     Members of Congress and government officials from time to time have suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with non-tax deductible interest financing, could be eliminated or seriously impaired if the mortgage interest deduction for income tax purposes is reduced or eliminated. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for loans of the kind purchased and originated by the Company and on the Company's results of operations and financial condition.

REGULATORY RISK

     The Company's business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. The Company's consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Federal Equal Credit Opportunity Act, and Regulation B, as amended ('ECOA'), the Fair Credit Reporting Act of 1994, as amended, the Federal Real Estate Settlement Procedures Act ('RESPA') and Regulation X, the Home Mortgage Disclosure Act, the Federal Debt Collection Practices Act, as well as other federal and state statutes and regulations. The Company is also subject to the rules and regulations of, and examinations by, the Department of Housing and Urban
Development ('HUD') and state regulatory authorities with respect to originating, processing, underwriting, selling and servicing loans. These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of licenses or approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnifications or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions. There can be no assurance that the Company will be able to maintain compliance with these requirements in the future without additional expenses, or that more restrictive local, state or Federal laws, rules and regulations will not be adopted that would make compliance more difficult or more expensive for the Company.

POSSIBLE ENVIRONMENTAL LIABILITIES

     In the ordinary course of its business, the Company from time to time forecloses on properties securing loans. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or chemical releases at such property and may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and cleanup costs incurred by such parties in connection with the contamination. Such laws typically impose cleanup responsibility. Liability under such laws has been interpreted to be joint and several unless the harm is divisible, and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not the facility is owned or operated by such person. In addition, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such property.

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Common Stock may fluctuate unrelated to the operating performance of the Company. In particular, the price of the Common Stock may be affected by general market price movements as well as developments specifically related to the consumer finance industry such as, among other things, interest rate movements and delinquency trends. In addition, the Company's operating income on a quarterly basis is significantly dependent upon the Company's ability to access the securitization market and complete significant securitization transactions in a particular quarter. Failure to complete securitizations in a particular quarter would have a material adverse impact on the Company's results of operations for that quarter and could negatively affect the price of the Common Stock.

RESTRICTIONS ON FUTURE SALES BY STOCKHOLDERS; EFFECT ON SHARE PRICE OF SHARES AVAILABLE FOR FUTURE SALE

     Numerous stockholders have received restricted shares of Common Stock which are subject to certain lock-up restrictions with respect to their ability to sell or otherwise dispose of such shares for a period of up to two years from the date the shares were issued. When such lock-up restrictions lapse, such shares of Common Stock may be sold in the public market or otherwise disposed of, subject to compliance with applicable securities laws. In addition, the Company has provided registration rights pursuant to the Conti Warrant and with respect to shares issued or issuable in connection with the Company's acquisitions. Also, the Company intends to file a registration statement on Form S-8 with respect to the Company's stock option plans. Sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. See 'Business -- Acquisitions and Strategic Alliances' and 'Shares Eligible for Future Sale.'

EFFECTS OF CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Articles of Incorporation, equity incentive plans, Bylaws and Florida law may significantly delay or defer, or even prevent, a change in control of the Company and may adversely affect the voting and other rights of the holders of Common Stock. In particular, the existence of the Company's classified Board of Directors, the ability of the Board of Directors to issue

'blank check' preferred stock without further stockholder approval, limitations on the ability of stockholders to take action by written consent or call special stockholders' meetings and the advance notice requirements governing proposals submitted for stockholder vote, including nominations for election to the Board of Directors, may have the effect of delaying, deferring or preventing a change in control of the Company even if a majority of the Company's stockholders approves such change. See 'Management -- Terms of Directors and Officers' and 'Description of Capital Stock.'

CONTROL BY CERTAIN STOCKHOLDERS

     As of January 31, 1997, management and Industry Partners and their affiliates beneficially owned an aggregate of 65% (approximately 49% after giving effect to the Offering) of the outstanding shares of Common Stock. Accordingly, such persons, if they were to act in concert, presently have majority control of the Company, with the ability to approve certain fundamental corporate transactions (including mergers, consolidations and sales of assets) and to elect all members of the Board of Directors. After the Offering, such persons, if they were to act in concert, would have near majority control and the ability substantially to influence the management of the Company. See 'Principal and Selling Stockholders.'

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of the 5,600,000 shares of Common Stock offered hereby by the Company, after deduction of the underwriting discount and estimated offering expenses payable by the Company, are estimated to be $ million, assuming an offering price of $
per share (the closing price of the Common Stock on March , 1997). The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.



     Approximately $27.0 million of the net proceeds is expected to be used to retire or reduce certain indebtedness of the Company incurred after December 31, 1996, including: (i) repayment of up to $20.0 million to The First National Bank of Boston ('Bank of Boston') under the Bank of Boston credit facility which is used for general corporate purposes, bears interest at the Bank of Boston Base Rate (8.25% at January 31, 1997) and is payable six months after incurrence; and
(ii) repayment of up to $7.0 million to Lakeview under the Lakeview unsecured credit facility which was used for general corporate purposes, bears interest at a fixed rate of 10.0% per year and expires July 31, 1999. See Note 15 of Notes to Consolidated Financial Statements.



     The remaining net proceeds will be used to fund future loan purchases and originations, to support securitization transactions, to fund acquisitions of non-conforming home equity loan originators and expenses associated with the opening of new direct lending branch offices and for general corporate purposes. See 'Business -- Loans' and 'Business -- Acquisitions and Strategic Alliances.' Prior to such use, the remaining net proceeds will be invested in high quality short-term investment instruments such as short-term corporate investment grade or United States Government interest-bearing securities or will be used to reduce outstanding debt of the Company.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded on Nasdaq under the symbol 'IMCC.' The following table sets forth, for the periods indicated, the high and low sales price for the Common Stock as reported on Nasdaq, and reflects a two-for-one stock split paid on February 13, 1997 to stockholders of record on February 6, 1997.


                                                                                         HIGH      LOW
                                                                                        ------    ------

Fiscal 1996
     Second Quarter (from June 25, 1996)(1)..........................................   $11.50    $ 9.38
     Third Quarter...................................................................    17.44     10.75
     Fourth Quarter..................................................................    20.50     13.63
Fiscal 1997
     First Quarter (through February 27, 1997).......................................    25.30     16.38


------------

(1) The Common Stock commenced trading on Nasdaq on June 25, 1996.


                            ------------------------
     On March    , 1997, the last  reported sales price of  the Common Stock  on
Nasdaq  was $      per  share. As of February 11, 1997, there were approximately
106 holders of record of the Common Stock.


     As the Company intends to retain all of its future earnings to finance its operations, the Company has not paid, and currently has no intention to pay, any cash dividends on its Common Stock. Any decision to declare dividends in the future will be made by the Company's Board of Directors and will depend upon the Company's future earnings, capital requirements, financial condition and other factors deemed relevant by the Company's Board of Directors. In addition, certain agreements to which the Company is a party restrict the Company's ability to pay dividends on the Common Stock.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at December 31, 1996, and as adjusted as of such date to give effect to completion of the sale of the 5,600,000 shares of Common Stock offered hereby by the
Company, assuming an offering price of  $       per share (the closing price  of
the Common Stock on March   , 1997).



                                                                                            DECEMBER 31, 1996
                                                                                         ------------------------
                                                                                          ACTUAL      AS ADJUSTED
                                                                                         --------     -----------
                                                                                          (DOLLARS IN THOUSANDS)

Short-term debt:
     Warehouse finance facilities.....................................................   $895,132      $
                                                                                         --------     -----------
                                                                                         --------     -----------

Term debt.............................................................................   $ 47,430      $
Stockholders' equity:
     Preferred Stock, par value $0.01 per share; 10,000,000 shares authorized; no
      shares issued and outstanding...................................................          0              0
     Common Stock, par value $0.01 per share; 50,000,000 shares authorized; 19,669,666 shares issued and outstanding, actual; and 25,269,666 shares issued and
      outstanding, as adjusted........................................................        196
     Additional paid-in capital.......................................................     76,490
     Retained earnings................................................................     12,651
                                                                                         --------     -----------
          Total stockholders' equity..................................................     89,337
                                                                                         --------     -----------
               Total capitalization...................................................   $136,767      $
                                                                                         --------     -----------
                                                                                         --------     -----------

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The historical Statement of Operations and Balance Sheet data set forth below as of and for the period from inception to December 31, 1993 and the fiscal years ended December 31, 1994, 1995 and 1996 have been derived from the Consolidated Financial Statements and Notes thereto of the Company included elsewhere herein, which have been audited by Coopers & Lybrand L.L.P., independent accountants. This data should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Consolidated Financial Statements and Notes thereto.


                                                                                      PERIOD FROM
                                                                                       INCEPTION
                                                                                   (AUGUST 12, 1993)      YEAR ENDED DECEMBER 31,
                                                                                   THROUGH DECEMBER      --------------------------
                                                                                       31, 1993             1994           1995
                                                                                   -----------------     ----------     -----------
STATEMENT OF OPERATIONS DATA:
   Revenues:
       Gain on sale of loans(1)(2).............................................        $ 438,774         $8,583,277     $20,680,848
       Additional securitization transaction expense(3)........................         --                 (560,137)     (5,547,037)
                                                                                        --------         ----------     -----------
           Gain on sale of loans, net..........................................          438,774          8,023,140      15,133,811
                                                                                        --------         ----------     -----------
       Warehouse interest income...............................................           97,159          2,510,062       7,884,679
       Warehouse interest expense..............................................          (50,709)        (1,610,870)     (6,006,919)
                                                                                        --------         ----------     -----------
           Net warehouse interest income.......................................           46,450            899,192       1,877,760
                                                                                        --------         ----------     -----------
       Servicing fees..........................................................         --                   99,224       1,543,339
       Other...................................................................           28,235          1,072,855       1,117,903
                                                                                        --------         ----------     -----------
           Total servicing fees and other......................................           28,235          1,172,079       2,661,242
                                                                                        --------         ----------     -----------
               Total revenues..................................................          513,459         10,094,411      19,672,813
                                                                                        --------         ----------     -----------
   Expenses:
       Compensation and benefits...............................................          507,904          3,348,236       5,139,386
       Selling, general and administrative expenses(2).........................          355,526          2,000,401       3,477,677
       Other...................................................................         --                   14,143         297,743
       Sharing of proportionate value of equity(4).............................         --                1,689,000       4,204,000
                                                                                        --------         ----------     -----------
           Total expenses......................................................          863,430          7,051,780      13,118,806
                                                                                        --------         ----------     -----------
   Pre-tax income (loss).......................................................         (349,971)         3,042,631       6,554,007
   Pro forma provision (benefit) for income taxes..............................         (134,000)         1,187,000       2,522,000
                                                                                        --------         ----------     -----------
   Pro forma net income (loss)(2)..............................................        $(215,971)        $1,855,631     $ 4,032,007
                                                                                        --------         ----------     -----------
                                                                                        --------         ----------     -----------
   Pro forma per share data:
       Pro forma net income per share(2).......................................                                            $0.25
       Weighted average number of shares outstanding...........................                                          15,871,504


                                                                                  YEAR ENDED
                                                                                 DECEMBER 31,
                                                                                    1996
                                                                                 -----------
STATEMENT OF OPERATIONS DATA:
   Revenues:
       Gain on sale of loans(1)(2).............................................  $46,229,615
       Additional securitization transaction expense(3)........................   (4,157,644)
                                                                                 -----------
           Gain on sale of loans, net..........................................   42,071,971
                                                                                 -----------
       Warehouse interest income...............................................   37,463,583
       Warehouse interest expense..............................................  (24,534,896)
                                                                                 -----------
           Net warehouse interest income.......................................   12,928,687
                                                                                 -----------
       Servicing fees..........................................................    6,749,995
       Other...................................................................    3,903,638
                                                                                 -----------
           Total servicing fees and other......................................   10,653,633
                                                                                 -----------
               Total revenues..................................................   65,654,291
                                                                                 -----------
   Expenses:
       Compensation and benefits...............................................   16,006,553
       Selling, general and administrative expenses(2).........................   15,652,381
       Other...................................................................    2,321,413
       Sharing of proportionate value of equity(4).............................    2,555,000
                                                                                 -----------
           Total expenses......................................................   36,535,347
                                                                                 -----------
   Pre-tax income (loss).......................................................   29,118,944
   Pro forma provision (benefit) for income taxes..............................   11,190,000
                                                                                 -----------
   Pro forma net income (loss)(2)..............................................  $17,928,944
                                                                                 -----------
                                                                                 -----------
   Pro forma per share data:
       Pro forma net income per share(2).......................................     $0.94
       Weighted average number of shares outstanding...........................   19,165,304


                                                                                                    DECEMBER 31,
                                                                                     -------------------------------------------
                                                                                        1993           1994             1995
                                                                                     ----------     -----------     ------------
BALANCE SHEET DATA:
   Mortgage loans held for sale..................................................    $7,971,990     $28,995,750     $193,002,835
   Interest-only and residual certificates.......................................        --           3,403,730       14,072,771
   Warehouse finance facilities..................................................     7,212,915      27,731,859      189,819,046
   Term debt.....................................................................        --             --            11,120,642
   Stockholders' equity..........................................................     1,449,092       5,856,011        5,608,844
   Total assets..................................................................     8,861,144      36,641,991      354,551,434

                                                                                     DECEMBER 31,
                                                                                        1996
                                                                                   --------------
BALANCE SHEET DATA:
   Mortgage loans held for sale..................................................  $  914,586,703
   Interest-only and residual certificates.......................................      86,246,674
   Warehouse finance facilities..................................................     895,132,545
   Term debt.....................................................................      47,430,295
   Stockholders' equity..........................................................      89,336,582
   Total assets..................................................................   1,707,348,185


                                                                                           PERIOD FROM         YEAR ENDED DECEMBER
                                                                                        INCEPTION (AUGUST              31,
                                                                                        12, 1993) THROUGH     ---------------------
                                                                                        DECEMBER 31, 1993       1994         1995
                                                                                        -----------------     --------     --------
OPERATING DATA (DOLLARS IN THOUSANDS):
   Loans purchased or originated....................................................         $29,608          $282,924     $621,629
   Loans sold through securitization................................................         --                 81,637      388,363
   Whole loan sales.................................................................          21,636           180,263       70,400
   Serviced loan portfolio (period end).............................................         --                 92,003      535,798
DELINQUENCY DATA:
   Total delinquencies as a percentage of loans serviced (period end)(5)............            0.00%             0.87%        3.43%
   Defaults as a percentage of loans serviced (period end)(6).......................            0.00              0.12         1.00
   Net losses as a percentage of average loans serviced for period..................            0.00              0.00         0.09


                                                                                      YEAR ENDED
                                                                                      DECEMBER 31,
                                                                                         1996
                                                                                      ----------
OPERATING DATA (DOLLARS IN THOUSANDS):
   Loans purchased or originated....................................................  $1,770,312
   Loans sold through securitization................................................     935,000
   Whole loan sales.................................................................     128,868
   Serviced loan portfolio (period end).............................................   2,148,068
DELINQUENCY DATA:
   Total delinquencies as a percentage of loans serviced (period end)(5)............        5.30%
   Defaults as a percentage of loans serviced (period end)(6).......................        1.47
   Net losses as a percentage of average loans serviced for period..................        0.13


(1) Prior  to  June  1996,  includes  interest-only  and  residual  certificates received by ContiFinancial in connection with IMC's agreement with ContiFinancial. See 'Business -- Loans -- Loan Sales -- Securitizations' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Transactions with ContiFinancial -- Additional Securitization Transaction Expense.'


(2) Beginning January 1, 1996, the Company adopted SFAS 122 which resulted in additional gain on sale of $7.8 million and additional amortization expense of $1.2 million for the year ended



                                              (footnotes continued on next page)

(footnotes continued from previous page)


    December 31, 1996. The effect on unaudited pro forma net income and pro forma net income per common share for the year ended December 31, 1996 was an increase of $4.1 and $0.21, respectively.



(3) In 1994, 1995 and 1996, ContiFinancial received interest-only and residual certificates with estimated values of $3.0 million, $25.1 million and $13.4 million in exchange for cash payments of $2.1 million, $18.4 million and $8.6 million, respectively. In addition, ContiFinancial paid IMC $0.4 million, $1.1 million and $0.7 million in 1994, 1995 and 1996, respectively, in expenses related to securitizations. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Transactions with ContiFinancial -- Additional Securitization Transaction Expense.'



(4) Reflects expenses recorded in connection with the Conti VSA which was terminated in March 1996. The Company's pre-tax income before the Conti VSA for 1994, 1995 and 1996 was $4.7 million, $10.8 million and $31.7 million, respectively. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Transactions with ContiFinancial -- Sharing of Proportionate Value of Equity,' 'Certain Accounting Considerations Relating to the Conti VSA' and Note 5 of Notes to Consolidated Financial Statements.


(5) Represents the percentages of account balances contractually past due 30 days or more, exclusive of home equity loans in foreclosure, bankruptcy and real estate owned.

(6) Represents the percentages of account balances of loans in foreclosure and bankruptcy, exclusive of real estate owned.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following management's discussion and analysis of the Company's financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under 'Risk Factors' and elsewhere in this Prospectus. The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto set forth elsewhere herein.

GENERAL

     IMC is a specialized consumer finance company engaged in purchasing, originating, servicing and selling home equity loans secured primarily by first liens on one- to four-family residential properties. The Company focuses on lending to individuals whose borrowing needs are generally not being served by traditional financial institutions due to such individuals' impaired credit profiles and other factors. Loan proceeds are typically used by such individuals to consolidate debt, to finance home improvements, to pay educational expenses and for a variety of other uses. By focusing on individuals with impaired credit profiles and providing prompt responses to their borrowing requests, the Company has been able to charge higher interest rates for its loan products than typically are charged by conventional mortgage lenders.

CERTAIN ACCOUNTING CONSIDERATIONS

INTEREST-ONLY AND RESIDUAL CERTIFICATES


     The Company purchases and originates loans for the purpose of sale primarily through securitizations. In a securitization transaction, the Company sells a pool of mortgages to a REMIC trust which simultaneously sells senior interests to third-party investors. The Company retains the residual interests (or a portion thereof) represented by residual class certificates and I/O certificates. The Company retains the rights to service the pool of mortgages owned by the REMIC. In addition, by retaining the residual class certificates, the Company is entitled to receive the excess cash flows generated by the securitized loans calculated as the difference between (a) the monthly interest payments from the loans and (b) the sum of (i) pass-through interest paid to third-party investors, (ii) trustee fees, (iii) third-party credit enhancement fees, (iv) servicing fees and (v) anticipated loan losses. The Company's right to receive this excess cash flow stream begins after certain over-collateralization requirements have been met, which are specific to each securitization and are used as a means of credit enhancement. The I/O and residual classes of certificates are initially recorded based upon their relative fair values as a percentage of the total cost of the securitized loans, based upon the present value of the anticipated excess cash flows utilizing assumptions appropriate for each securitization. These assumptions relate to the anticipated average lives of the loans sold and anticipated loan losses. The weighted average discount rate used to discount the cash flow for the years ended December 31, 1995 and 1996 ranged from 11% to 11.5%, and the assumed loss rate was 0.50% per year.


MORTGAGE SERVICING RIGHTS


     Effective January 1, 1996, the Company adopted SFAS 122. Because SFAS 122 prohibited retroactive application, the historical accounting results for the periods ended December 31, 1994, and 1995 have not been restated and, accordingly, the accounting results for the year ended December 31, 1996 are not comparable to any previous period. In June 1996, the FASB released SFAS 125 which superseded SFAS 122 effective January 1, 1997.


     SFAS 122 required that a mortgage banking entity recognize as a separate asset the rights to service mortgage loans for others. Mortgage banking entities that acquire or originate loans and subsequently sell or securitize those loans and retain the mortgage servicing rights are required to allocate the total cost of the loans between the mortgage servicing rights and the mortgage loans. The Company was also required to assess capitalized mortgage servicing rights for impairment based upon the fair value of those rights. The impact of the adoption of SFAS 122 on the Company's Statement of Operations for the year ended December 31, 1996 resulted in additional operating income of approximately $6.6 million and an additional pro forma provision for income tax expense of approximately $2.6 million. The effect on unaudited pro forma net income and pro forma net income per common share for the year ended December 31, 1996 was an increase of $4.0 million and $0.21, respectively.



     SFAS 125 addresses the accounting for all types of securitization transactions, securities lending and repurchase agreements, collateralized borrowing arrangements and other transactions involving the transfer of financial assets. SFAS 125 distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 is generally effective for transactions that occur after December 31, 1996, and will be applied prospectively. SFAS 125 requires the Company to allocate the total cost of mortgage loans sold among the mortgage loans sold (servicing released), I/O and residual certificates and servicing rights based on their relative fair values. The Company is required to assess the I/O and residual certificates and servicing rights for impairment based upon the fair value of those assets. SFAS 125 also requires the Company to provide additional disclosure about the I/O and residual certificates in its securitizations and to account for these assets each quarterly reporting period at fair value in accordance with SFAS 115. The Company will apply the new rules prospectively beginning January 1, 1997. The actual effect of implementing this new statement on the Company's financial condition and results of operations will depend on various factors determined at the end of a reporting period, including the amount of loans purchased and originated during the period, the level of interest rates and estimates of future prepayment and loss rates. Accordingly, the Company cannot determine at this time the ultimate impact on its future earnings of applying the provisions of SFAS 125, but does not expect the results under SFAS 125 to differ materially from the results which would have emerged under SFAS 122. There can be no assurance, however, that the implementation by the Company of SFAS 125 will not reduce the Company's gain on sale of loans in the future or otherwise adversely affect the Company's results of operations or financial condition.


GAIN ON SALE OF LOANS, NET

     Gain on sale of loans, net, which arises primarily from securitizations, includes all related revenues and costs, including the proceeds from sales of residual class certificates, the value of such certificates, hedging gains or losses and underwriting fees and other related securitization expenses and fees. See ' -- Transactions with ContiFinancial -- Additional securitization transaction expense.'

NET WAREHOUSE INTEREST INCOME

     Net warehouse interest income is interest earned from the Company's mortgage loans which generally carry long-term interest rates, less interest expense on borrowings to finance the funding of such mortgage loans. The Company generally sells loans in its inventory within 180 days and finances such loans under its secured borrowing facilities, which bear short-term interest rates. Ordinarily, short-term interest rates are lower than long-term interest rates, and the Company earns net interest income from this difference, or spread, during the period the mortgage loans are held by the Company.

TRANSACTIONS WITH CONTIFINANCIAL

ADDITIONAL SECURITIZATION TRANSACTION EXPENSE


     IMC, in conjunction with the start up of its operations, maintained an investment banking relationship with ContiFinancial from August 1993 to June 1996. As part of this relationship, ContiFinancial provided warehouse and revolving credit facilities to IMC and acted as placement agent and underwriter of certain of its securitizations. In addition, as part of its cash flow management strategy, the first six securitizations were structured so that ContiFinancial received, in exchange for cash, a portion of the I/O and residual interest in such securitizations. These transactions reduced IMC's gain on sale of loans by approximately $0.6 million in 1994, $5.5 million in 1995 and $4.2 million in 1996. ContiFinancial also has a warrant to purchase 2.7 million shares of Common Stock (subject to certain adjustments) for a de minimis amount. IMC continues to maintain a financing relationship with ContiFinancial.

SHARING OF PROPORTIONATE VALUE OF EQUITY


     Prior to March 26, 1996, the Company's financing and investment banking agreements with ContiFinancial included the Conti VSA. The existence of the Conti VSA had no cash impact on the Company, but resulted in reductions of $1.7 million, $4.2 million and $2.6 million in the Company's pre-tax income for the years ended December 31, 1994, 1995 and 1996, respectively. The Conti VSA was converted into an option entitling ContiFinancial on exercise to approximately 18% of the equity of the Partnership for a de minimus amount (the 'Conti Option') on March 26, 1996. Consequently, subsequent to March 26, 1996, no liability has been reflected on the Company's balance sheet and no expense has been reflected on the Company's income statement with respect to the Conti VSA subsequent to that date.



     The Company's pre-tax income before the Conti VSA were as follows:



                                                                             YEAR ENDED
                                                                            DECEMBER 31,
                                                               ---------------------------------------
                                                                  1994          1995          1996
                                                               -----------   -----------   -----------

Total revenues...............................................  $10,094,411   $19,672,813   $65,654,291
Total expenses...............................................    7,051,780    13,118,806    36,535,347
                                                               -----------   -----------   -----------
Pre-tax income (loss) after Conti VSA........................    3,042,631     6,554,007    29,118,944
Conti VSA....................................................    1,689,000     4,204,000     2,555,000
                                                               -----------   -----------   -----------
Pre-tax income (loss) before Conti VSA.......................  $ 4,731,631   $10,758,007   $31,673,944
                                                               -----------   -----------   -----------
                                                               -----------   -----------   -----------


RESULTS OF OPERATIONS


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995



     Pro forma net income for the year ended December 31, 1996 was $17.9 million representing an increase of $13.9 million or 344.7% over pro forma net income of $4.0 million for the year ended December 31, 1995. Pro forma net income is calculated on the basis of historical net income, adjusted for a pro forma income tax expense as if the Company had been taxable as a corporation since its inception.



     The increase in pro forma net income resulted principally from increases in net gain on sale of loans of $27.0 million or 178.0% to $42.1 million for the year ended December 31, 1996 from $15.1 million for the year ended December 31, 1995. Also contributing to the increase in pro forma net income was a $11.0 million or 588.5% increase in net warehouse interest income to $12.9 million for the year ended December 31, 1996 from $1.9 million for the year ended December 31, 1995, a $5.2 million or 337.4% increase in servicing fees to $6.7 million for the year ended December 31, 1996 from $1.5 million for the year ended December 31, 1995 and a $2.8 million or 249.2% increase in other revenues to $3.9 million for the year ended December 31, 1996 from $1.1 million for the year ended December 31, 1995.



     The increase in income was partially offset by a $10.9 million or 211.4% increase in compensation and benefits to $16.0 million for the year ended December 31, 1996 from $5.1 million for the year ended December 31, 1995 and a $12.2 million or 350.1% increase in selling, general and administrative expenses to $15.7 million for the year ended December 31, 1996 from $3.5 million for the year ended December 31, 1995. The increase in income was further offset by a $2.0 million or 679.7% increase in other expense to $2.3 million for the year ended December 31, 1996 from $ 0.3 million for the year ended December 31, 1995. Finally, income was favorably affected by a $1.6 million or 39.2% decrease in the Conti VSA to $2.6 million for the year ended December 31, 1996 from $4.2 million for the year ended December 31, 1995. See ' -- Transactions with ContiFinancial -- Sharing of Proportionate Value of Equity,' 'Certain Accounting Considerations Relating to the Conti VSA' and Note 5 of Notes to Consolidated Financial Statements.

     Income before taxes was reduced by pro forma provision for income taxes of $11.2 million for the year ended December 31, 1996 compared to $2.5 million for the year ended December 31, 1995, representing an effective tax rate of approximately 38.5%. The provision for income taxes prior to June 24, 1996 are pro forma amounts because prior to that date the Company operated as a partnership and did not pay income taxes.



Revenues



     The following table sets forth information regarding components of the Company's revenues for the years ended December 31, 1995 and 1996:



                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                                  --------------------------
                                                                     1995           1996
                                                                  -----------    -----------

Gain on sale of loans..........................................   $20,680,848    $46,229,615
Additional securitization transaction expense..................    (5,547,037)    (4,157,644)
                                                                  -----------    -----------
Gain on sale of loans, net.....................................    15,133,811     42,071,971
                                                                  -----------    -----------
Warehouse interest income......................................     7,884,679     37,463,583
Warehouse interest expense.....................................    (6,006,919)   (24,534,896)
                                                                  -----------    -----------
Net warehouse interest income..................................     1,877,760     12,928,687
                                                                  -----------    -----------
Servicing fees.................................................     1,543,339      6,749,995
Other..........................................................     1,117,903      3,903,638
                                                                  -----------    -----------
Total revenues.................................................   $19,672,813    $65,654,291
                                                                  -----------    -----------
                                                                  -----------    -----------



     Gain on Sale of Loans, Net. For the year ended December 31, 1996, gain on sale of loans increased to $46.2 million from $20.7 million for the year ended December 31, 1995, an increase of 123.5%, reflecting increased loan production and securitizations for the year ended December 31, 1996 and the adoption of SFAS 122. The total volume of loans produced increased by 184.8% to $1.8 billion for the year ended December 31, 1996 as compared with a total volume of $621.6 million for the year ended December 31, 1995. Originations by the Company's correspondent network increased 191.0% to $1.6 billion for the year ended December 31, 1996 from $543.6 million for the year ended December 31, 1995, while production from the Company's broker network and direct lending operations increased to $188.3 million or 141.4% for the year ended December 31, 1996 from $78.0 million for the year ended December 31, 1995. Production volume increased during the 1996 period due to: (i) the Company's expansion program; (ii) the increase of its securitization activity; (iii) the growth of its loan servicing capability; and (iv) the acquisition of the assets and business of Equitystars in January 1996. For the year ended December 31, 1996, the Company experienced higher gains as it sold more loans through securitizations. Securitizations increased by $555 million, an increase of 146.1%, to $935 million for the year ended December 31, 1996 from $380 million for the year ended December 31, 1995. The number of approved correspondents increased by 161 or 75.6% to 374 at December 31, 1996 from 213 at December 31, 1995 and the number of brokers increased by 595 or 54.2% to 1,693 at December 31, 1996 from 1,098 at December 31, 1995. Additional securitization expense decreased to $4.2 million for the year ended December 31, 1996, a decrease of 25.0%, from $5.5 million for the year ended December 31, 1995. For the year ended December 31, 1996, gain on sale of loans, net, increased to $42.1 million from $15.1 million for the year ended December 31, 1995, an increase of 178.0%, reflecting increased loan production and securitizations in the 1996 period.



     Net Warehouse Interest Income. Net warehouse interest income increased to $12.9 million for the year ended December 31, 1996 from $1.9 million for the year ended December 31, 1995, an increase of 588.5%. The increase in the 1996 period reflected higher interest income resulting from increased mortgage loan production and mortgage loans held for sale which was partially offset by interest costs associated with warehouse facilities. The mortgage loans held for sale increased to $914.6 million at December 31, 1996, an increase of 373.9%, from $193.0 million at December 31, 1995.



     Servicing Fees. Servicing fees increased to $6.7 million for the year ended December 31, 1996 from $1.5 million for the year ended December 31, 1995, an increase of 337.4%. Servicing fees for the year ended December 31, 1996 were positively affected by an increase in mortgage loans serviced over the prior period. During 1996, the Company increased its servicing portfolio $1.6 billion or 300.9% to $2.15 billion as of December 31, 1996, from $535.8 million as of December 31, 1995.



     Other. Other revenues, consisting principally of interest on I/O and residual certificates, increased to $5.3 million or 370.0% in the year ended December 31, 1996 from $1.1 million in the year ended December 31, 1995 as a result of increased securitization volume.



Expenses



     The following table sets forth information regarding components of the Company's expenses for the years ended December 31, 1995 and 1996.



                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                                  --------------------------
                                                                     1995           1996
                                                                  -----------    -----------

Compensation and benefits......................................   $ 5,139,386    $16,006,553
Selling, general and administrative expenses...................     3,477,677     15,652,381
Other..........................................................       297,743      2,321,413
Sharing of proportionate value of equity.......................     4,204,000      2,555,000
                                                                  -----------    -----------
Total expenses.................................................   $13,118,806    $36,535,347
                                                                  -----------    -----------
                                                                  -----------    -----------



     Compensation and benefits increased by $10.9 million or 211.4% to $16.0 million for the year ended December 31, 1996 from $5.1 million for the year ended December 31, 1995, principally due to an increase in the number of employees to service the Company's increased mortgage loan production, the acquisition of the assets and business of Equitystars and an increase in executive bonuses.



     Selling, general and administrative expenses increased by $12.2 million or 350.1% to $15.7 million for the year ended December 31, 1996 from $3.5 million for the year ended December 31, 1995, principally due to an increase in the volume of mortgage loan production, the opening of retail branches, the acquisition of the assets and business of Equitystars and increases in the cost to carry of securities purchased under agreements to resell and loan losses.



     Other expenses increased by $2.0 million or 679.7% to $2.3 million for the year ended December 31, 1996 from $0.3 million for the year ended December 31, 1995 principally as a result of increased term debt borrowings.



     The sharing of proportionate value of equity, representing the amount payable under the Conti VSA, decreased to $2.6 million or 39.2% for the year ended December 31, 1996 from $4.2 million for the year ended December 31, 1995. The Company's obligation to make payments under the Conti VSA terminated in March 1996.



     Pro Forma Income Taxes. The effective pro forma income tax rate for the year ended December 31, 1996 was approximately 38.5%, which differed from the federal tax rate of 35% primarily due to state income taxes. The increase in pro forma provision for income taxes of $8.7 million or 343.7% to $11.2 million for the year ended December 31, 1996 from $2.5 million for the year ended December 31, 1995 was proportionate to the increase in pre-tax income.


YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Pro forma net income for the year ended December 31, 1995 was $4.0 million, representing an increase of $2.1 million or 117.3% over pro forma net income of $1.9 million for the year ended December 31, 1994. This increase resulted principally from a $7.1 million or 88.6% increase in gain on sale of loans, net of additional securitization transaction expense, to $15.1 million for the year ended December 31, 1995 from $8.0 million for the year ended December 31, 1994. Pro forma net income is calculated on the basis of historical net income, adjusted for a pro forma income tax expense as if the Company had been taxable as a corporation since its inception. In addition, a $1.0 million or 108.8% increase in net warehouse interest income to $1.9 million for the year ended December 31, 1995 from $0.9 million for the year ended December 31, 1994 and a $1.4 million or 1,445.4% increase in servicing fees to $1.5 million for the year ended December 31, 1995 from $0.1 million for the year ended December 31, 1994 also contributed to the increase in pro forma net income. The increase was partially offset by a $1.8 million or 53.5% increase in compensation and benefits to $5.1 million for the year ended December 31, 1995 from $3.3 million for the year ended December 31, 1994 and a $1.5 million or 73.8% increase in selling, general and administrative expenses to $3.5 million for the year ended December 31, 1995 from $2.0 million for the year ended December 31, 1994. The increase in pro forma net income was further offset by a $0.3 million increase in other expenses to $0.3 million for the year ended December 31, 1995 from a negligible amount for the year ended December 31, 1994, a $2.5 million or 148.9% increase in the Conti VSA to $4.2 million for the year ended December 31, 1995 from $1.7 million for the year ended December 31, 1994 and a $1.3 million or 112.5% increase in pro forma income tax expense to $2.5 million for the year ended December 31, 1995 from $1.2 million for the year ended December 31, 1994.

Revenues

     The following table sets forth information regarding components of the Company's revenues for the years ended December 31, 1994 and 1995:

                                                                                    YEAR ENDED
                                                                                   DECEMBER 31,
                                                                            --------------------------
                                                                               1994           1995
                                                                            -----------    -----------

Gain on sale of loans....................................................   $ 8,583,277    $20,680,848
Additional securitization transaction expense............................      (560,137)    (5,547,037)
                                                                            -----------    -----------
     Gain on sale of loans, net..........................................     8,023,140     15,133,811
                                                                            -----------    -----------
Warehouse interest income................................................     2,510,062      7,884,679
Warehouse interest expense...............................................    (1,610,870)    (6,006,919)
                                                                            -----------    -----------
     Net warehouse interest income.......................................       899,192      1,877,760
                                                                            -----------    -----------
Servicing fees...........................................................        99,224      1,543,339
Other....................................................................     1,072,855      1,117,903
                                                                            -----------    -----------
     Total revenues......................................................   $10,094,411    $19,672,813
                                                                            -----------    -----------
                                                                            -----------    -----------

     Gain on Sale of Loans, Net. Gain on sale of loans increased to $20.7 million for the year ended December 31, 1995 from $8.6 million for the year ended December 31, 1994, an increase of 140.9%, reflecting increased loan production and securitizations in the 1995 period. The total volume of loans produced increased by 119.7% to $621.6 million for the year ended December 31, 1995 as compared with a total volume of $282.9 million for the year ended December 31, 1994. Originations by the correspondent network increased 132.9% to $543.6 million for the year ended December 31, 1995 from $233.5 million for the year ended December 31, 1994, while production from the Company's broker network and direct lending operations increased to $78.0 million or 57.6% for the year ended December 31, 1995 from $49.5 million for the year ended December 31, 1994. Production volume increased during the period due to: (i) the Company's expansion program; (ii) the development of a securitization capability; (iii) the development of a loan servicing capability; and (iv) the Company's ability to finance its growth. In 1995 the Company experienced higher gains as it sold more loans through securitizations. Securitizations increased by $290.0 million or 322.2% to $380.0 million for the year ended December 31, 1995 from $90.0 million for the year ended December 31, 1994. The number of approved correspondents increased by 108 or 102.9% to 213 at December 31, 1995 from 105 at December 31, 1994 and the number of brokers increased by 600 or 120.5% to 1,098 at December 31, 1995 from 498 at December 31, 1994. Additional securitization transaction expense increased by $5.0 million or 890.3% to $5.5 million for the year ended December 31, 1995 from $0.6 million for the year ended December 31, 1994. For the year ended December 31, 1995, gain on sale of loans, net, increased to $15.1 million from $8.0 million for the year ended December 31, 1994, an increase of 88.6%, reflecting increased loan production and securitizations in the 1995 period. See ' -- Transactions with ContiFinancial -- Additional Securitization Transaction Expense.'

     Net Warehouse Interest Income. Net warehouse interest income increased to $1.9 million for the year ended December 31, 1995 from $0.9 million for the year ended December 31, 1994, an increase of 108.8%. The increase in 1995 reflected higher interest income resulting from increased mortgage loan production, offset by interest costs associated with warehouse facilities. The holding period of loans increased in 1995 from 1994 as the Company increased the portion of its loans sold through securitizations.

     Servicing Fees. Servicing fees increased to $1.5 million for the year ended December 31, 1995 from $0.1 million for the year ended December 31, 1994, an increase of 1,455.4%. Servicing fees for the year ended December 31, 1995 were positively affected by an increase in loans serviced over the prior year.

     Other. Other revenues increased by a negligible amount to $1.1 million for the year ended December 31,1995 from $1.1 million for the year ended December 31, 1994.

Expenses

     The following table sets forth information regarding components of the Company's expenses for the years ended December 31, 1994 and 1995:

                                                                               YEAR ENDED DECEMBER 31,
                                                                              -------------------------
                                                                                 1994          1995
                                                                              ----------    -----------

Compensation and benefits..................................................   $3,348,236    $ 5,139,386
Selling, general and administrative expenses...............................    2,000,401      3,477,677
Other......................................................................       14,143        297,743
Sharing of proportionate value of equity...................................    1,689,000      4,204,000
                                                                              ----------    -----------
     Total expenses........................................................   $7,051,780    $13,118,806
                                                                              ----------    -----------
                                                                              ----------    -----------

     Compensation and benefits increased by $1.8 million or 53.5% to $5.1 million for the year ended December 31, 1995 from $3.3 million for the year ended December 31, 1994, principally due to an increase in the number of employees servicing the Company's increased loan production.

     Selling, general and administrative expenses increased by $1.5 million or 73.8% to $3.5 million for the year ended December 31, 1995 from $2.0 million for the year ended December 31, 1994, principally due to an increase in the volume of loan production.

     Other expenses increased to $0.3 million for the year ended December 31, 1995 from a negligible amount for the year ended December 31, 1994 as a result of increased loan production and securitization volume in 1995.

     The sharing of proportionate value of equity, representing the amount payable under the Conti VSA, increased by $2.5 million or 148.9% to $4.2 million for the year ended December 31, 1995 from $1.7 million for the year ended December 31, 1994. See ' -- Transactions with ContiFinancial -- Sharing of Proportionate Value of Equity,' 'Certain Accounting Considerations Relating to the Conti VSA' and Note 5 of Notes to Consolidated Financial Statements.

     Pro Forma Income Taxes. The effective pro forma income tax rate for the year ended December 31, 1995 was 38.5% compared to the federal tax rate of 35% primarily due to state income taxes. The increase in pro forma income taxes of $1.3 million or 112.5% to $2.5 million for the year ended December 31, 1995 from $1.2 million for the year ended December 31, 1994 was proportionate to the increase in pre-tax income.




FINANCIAL CONDITION



DECEMBER 31, 1996 COMPARED TO DECEMBER 31, 1995



     Mortgage loans held for sale at December 31, 1996 were $914.6 million, representing an increase of $721.6 million or 373.9% over mortgage loans held for sale of $193.0 million at December 31, 1995. This increase was a result of increased loan purchases and originations as the Company expanded into new states and increased purchasing and origination efforts in states in which the Company had an existing market presence. This increase was also a result of the Company's strategy to increase its financial flexibility by increasing its balance of mortgage loans held for sale.



     I/O and residual certificates at December 31, 1996 were $86.2 million, representing an increase of $72.1 million or 512.9% over I/O and residual certificates of $14.1 million at December 31, 1995. This increase was a result of the Company completing four securitizations, one in each of the four quarters of 1996, for an aggregate of $935.0 million in securitizations for 1996.



     Borrowings under warehouse financing facilities at December 31, 1996 were $895.1 million, representing an increase of $705.3 million or 371.6% over warehouse financing facilities of $189.8 million at December 31, 1995. This increase was a result of increased mortgage loans held for sale.



     Term debt at December 31, 1996 was $47.4 million, representing an increase of $36.3 million or 326.5% over term debt of $11.1 million at December 31, 1995. This increase was primarily a result of financing the increase in I/O and residual certificates.



     Stockholders' equity as of December 31, 1996 was $89.3 million, representing an increase of $83.7 million over stockholders' equity of $5.6 million at December 31, 1995. This increase was primarily a result of the Company's initial public offering of 7.1 million shares of common stock for $9.00 per share, the net proceeds of which amounted to $58.2 million, the conversion of the Conti VSA into the Conti Option of $8.5 million, and net income for the year ended December 31, 1996, offset by $9.8 million of distributions to former partners of the Partnership for taxes payable by these former partners with respect to the income of the Partnership.


DECEMBER 31, 1995 COMPARED TO DECEMBER 31, 1994

     Mortgage loans held for sale at December 31, 1995 were $193.0 million, representing an increase of $164.0 million or 565.6% over mortgage loans held for sale of $29.0 million at December 31, 1994. This increase was a result of increased loan origination and purchasing as the Company expanded into new states and increased its origination and purchasing efforts in states in which the Company had an existing market presence.

     I/O and residual certificates at December 31, 1995 were $14.1 million, representing an increase of $10.7 million or 313.5% over I/O and residual certificates of $3.4 million at December 31, 1994. This increase was the result of the Company completing two securitizations.

     Warehouse financing facilities at December 31, 1995 were $189.8 million, representing an increase of $162.1 million or 584.5% over warehouse financing facilities of $27.7 million at December 31, 1994. This increase was primarily a result of the Company's increased loan purchases and originations.

     Term debt at December 31, 1995 totaled $11.1 million, representing an increase of $11.1 million over December 31, 1994. This increase was primarily a result of the Company's securitizations and the financing thereof.

     Stockholders' equity at December 31, 1995 was $5.6 million, representing a decrease of $0.3 million or 4.2% from stockholders' equity of $5.9 million at December 31, 1994. This decrease, which is negligible, represents the difference between net income and distributions.



LIQUIDITY AND CAPITAL RESOURCES


     The Company uses its cash flow from the sale of loans through securitizations, whole loan sales, loan origination fees, processing fees, net interest income, servicing fees and borrowings under its warehouse facilities and term debt to meet its working capital needs. The Company's cash requirements include the funding of loan purchases and originations, payment of interest costs, funding of over-collateralization requirements for securitizations, operating expenses, income taxes, acquisitions and capital expenditures.



     The Company has an ongoing need for capital. Adequate credit facilities and other sources of funding, including the ability of the Company to sell loans, are essential to the continuation of the Company's ability to purchase and originate loans. As a result of increased loan purchases and originations and its growing securitization program, the Company has operated, and expects to continue to operate, on a negative cash flow basis. During the year ended December 31, 1996, the Company used cash flow for operating activities of $776.7 million, an increase of $611.4 million, or 369.9%, over cash flows used for operating activities of $165.3 million during the year ended December 31, 1995. During the year ended December 31, 1996, the Company received cash flows from financing activities of $788.7 million, an increase of $621.0 million or 370.3% over cash flows received from financing activities of $167.7 million during the year ended December 31, 1995. The cash flows used for operating activities related primarily to the funding of mortgage loan purchases or originations and cash flows received from financing activities related primarily to the funding of the mortgage loan purchases or originations and net proceeds of $58.2 million from the Company's initial public offering of 7.1 million shares in June 1996.



     The Company's sale of loans through securitizations has resulted in an increase in the amount of gain on sale recognized by the Company. The recognition of this gain on sale results in significant cash costs being incurred upon closing of a securitization transaction. The Company does not, however, receive the cash representing the gain until later periods when the related loans are repaid or otherwise collected. During the year ended December 31, 1996, the Company received cash of approximately $4.8 million related to I/O and residual certificates. The Company borrows funds on a short-term basis to support the accumulation of loans prior to sale. These short-term borrowings are made under warehouse lines of credit with various lenders.



     At December 31, 1996, the Company had a $400 million uncommitted warehouse facility with Bear Stearns Home Equity Trust 1996-1 which also provides additional warehouse financing on an as offered basis and which may result in amounts borrowed to be in excess of $400 million. This facility bears interest at LIBOR plus 0.875% and expires in March 1997. Approximately $441.0 million was outstanding under this facility at December 31, 1996. In February 1997, the warehouse facility was increased to $500 million.



     Additionally, at December 31, 1996, the Company had approximately $580.6 million available under numerous other warehouse lines of credit, of which approximately $454.1 million was outstanding. Interest rates ranged from 6.5% to 7.2% as of December 31, 1996, and all borrowings mature within one year. Outstanding borrowings on the Company's warehouse financing facilities are collateralized by mortgage loans held for sale and warehouse financing due from correspondents at December 31, 1996 and servicing rights on approximately $250 million of mortgage loans. Upon the sale of these loans and the repayment of warehouse financing due from correspondents, the borrowings under these lines will be repaid.



     At December 31, 1996, the Company also had term debt outstanding of $47.4 million which expire through January 2000. Outstanding borrowings under these facilities are secured by I/O and residual certificates and accrue interest at rates ranging from 6.70% to 8.13%.


     In December 1996, the Company executed an agreement with Bank of Boston pursuant to which Bank of Boston will provide a $25 million one year revolving credit facility subject to the following sublimits and terms: (i) $5 million warehouse line of credit due June 30, 1998, (ii) $25 million to finance interest-only and residual certificates, to be repaid according to a repayment schedule calculated by Bank of Boston with a maximum amortization period after the revolving period of three years; and (iii) $20 million for acquisitions or bridge financing due within six months from the initial borrowing date of each takedown of the bridge financing, but in no event later than June 30, 1998. No amounts were outstanding under this facility at January 31, 1997, but it is anticipated that amounts up to $20.0 million may be borrowed for an acquisition or on a bridge basis.


     The Company's warehouse lines and term debt contain various affirmative and negative covenants customary for credit arrangements of their type and which the Company believes will not have a material effect on its operations, growth and financial flexibility. The credit facility with Bank of Boston also contains certain financial covenants requiring the maintenance of certain debt-to-equity or debt-to-net worth ratios, as well as establishing limits on the ability of the Company to incur unsecured indebtedness. The Company does not believe that the existing financial covenants will restrict its operations within the next 12 months. Management believes the Company is in compliance with all such covenants under these agreements.

     The Company's current warehouse lines generally are subject to one-year terms. Certain warehouse lines have automatic renewal features subject to the absence of defaults and permit the lender to terminate the facility on notice to the Company. There can be no assurance either that the Company's current creditors will renew their facilities as they expire or that the Company will be able to obtain additional credit lines.


     Funds available under the Company's current warehouse and other credit facilities and the net proceeds from the Offering are expected to be sufficient to fund the Company's liquidity requirements, including the implementation of its business strategy, through December 1997. However, the Company has substantial capital requirements and it anticipates that it may need to arrange for additional external cash resources in 1998 through additional financings or offerings. See 'Risk Factors.'

     The Company purchases and originates mortgage loans and then sells them primarily through securitizations. At the time of securitization and the delivery of the loans, the Company recognizes gain on sale based on a number of factors including the difference, or 'spread,' between the interest rate on the loans and the interest rate on the treasury security with a maturity corresponding to the anticipated life of the loans. If interest rates rise between the time the Company originates or purchases the loans and the time the loans are priced at securitization, the spread narrows, resulting in a loss in value of the loans. To protect against such losses, the Company hedges the value of the loans through the short sale of treasury securities. Prior to hedging, the Company performs an analysis of its loans taking into account, among other things, interest rates and maturities to determine the amount, type (usually three and five years), duration (usually less than three months) and proportion of each treasury security to sell short so that the risk to the value of the loans is more effectively hedged. The Company executes the sale of the treasury securities with large, reputable securities firms and uses the proceeds received to acquire treasury securities under repurchase agreements. These securities are designated as hedges in the Company's records and are closed out when the loans are sold.

     If the value of the hedges decreases, offsetting an increase in the value of the loans, the Company, upon settlement with its counterparty, will pay the hedge loss in cash and realize the corresponding increase in the value of the loans as part of its I/O and residual certificates. Conversely, if the value of the hedges increase, offsetting a decrease in the value of the loans, the Company, upon settlement with its counterparty, will receive the hedge gain in cash and realize the corresponding decrease in the value of the loans through a reduction in the value of the corresponding I/O and residual certificates.

     The Company believes that its hedging activities using treasury securities are substantially similar in purpose, scope and execution to customary hedging activities using treasury securities engaged in by many of its competitors.

INFLATION

     Inflation historically has had no material effect on the Company's results of operations. Inflation affects the Company most significantly in the area of loan originations and can have a substantial effect on interest rates. Interest rates normally increase during periods of high inflation and decrease during periods of low inflation.

     Profitability may be directly affected by the level and fluctuation in interest rates which affect the Company's ability to earn a spread between interest received on its loans and the costs of its borrowings. The profitability of the Company is likely to be adversely affected during any period of unexpected or rapid changes in interest rates. A substantial and sustained increase in interest rates could adversely affect the ability of the Company to purchase and originate loans and affect the mix of first and second mortgage loan products. Generally, first mortgage production increases relative to second mortgage production in response to low interest rates and second mortgage production increases relative to first mortgage production during periods of high interest rates. A significant decline in interest rates could decrease the size of the Company's loan servicing portfolio by increasing the level of loan prepayments. Additionally, to the extent servicing rights and I/O and residual certificates have been capitalized on the books of the Company, higher than anticipated rates of loan prepayments or losses could require the Company to write down the value of such servicing rights and I/O and residual certificates which would have a material adverse effect on the Company's results of operations and financial condition. Fluctuating interest rates also may affect the net interest income earned by the Company from the difference between the yield to the Company on loans held pending sales and the interest paid by the Company for funds borrowed under the Company's warehouse facilities. In addition, inverse or flattened interest yield curves could have an adverse impact on the profitability of the Company because the loans pooled and sold by the Company have long-term rates, while the senior interests in the related REMIC trusts are priced on the basis of intermediate term rates.

RECENT EVENTS AND ACQUISITIONS

     Pursuant to the Company's acquisition strategy, in January and February 1997 IMC acquired the outstanding stock of CoreWest and all of the assets of American Reduction, Equity Mortgage and Mortgage America. During 1996, IMC acquired all of the assets of Equitystars and also formed a joint venture in the United Kingdom. Several acquisitions include earn-out arrangements that provide the sellers with additional consideration if the acquired company reaches certain performance targets after the acquisition. Any such contingent payments will result in an increase in the amount of goodwill recorded on IMC's balance sheet related to each acquisition. Goodwill represents the excess of cost over fair market value of the net tangible assets acquired in each acquisition and is amortized through periodic charges to earnings for up to 30 years. See 'Business -- Acquisitions and Strategic Alliances.'

CHANGE IN INDEPENDENT ACCOUNTANT

TERMINATION OF INDEPENDENT ACCOUNTANT

     IMC terminated the engagement of Deloitte & Touche LLP ('D&T') as its independent accountants, effective December 1995 after completing the audit for the year ended December 31, 1994. The decision to terminate D&T was approved by the Board of Directors of the general partner of the Partnership.

     The audit reports of D&T on the financial statements of IMC for the period from inception to December 31, 1993 and for the year ended December 31, 1994 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

     There were no disagreements with D&T during the period from inception to December 31, 1993 or for the fiscal year ended December 31, 1994, or in any subsequent interim period through the date of their termination on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of D&T, would have caused D&T to make reference to such disagreement in connection with its opinion on IMC's financial statements.

ENGAGEMENT OF INDEPENDENT ACCOUNTANT


     Effective December, 1995 IMC engaged Coopers & Lybrand L.L.P. to serve as independent accountants to audit and certify IMC's financial statements. Pursuant to this engagement, Coopers & Lybrand L.L.P. has audited IMC's financial statements for the period from inception to December 31, 1993, and for the years ended December 31, 1994, 1995 and 1996.

                                    BUSINESS

     IMC is a specialized consumer finance company engaged in purchasing, originating, servicing and selling home equity loans secured primarily by first liens on one- to four-family residential properties. The Company focuses on lending to individuals whose borrowing needs are generally not being served by traditional financial institutions due to such individuals' impaired credit profiles and other factors. Loan proceeds typically are used by such individuals to consolidate debt, to finance home improvements, to pay educational expenses and for a variety of other uses. By focusing on individuals with impaired credit profiles and by providing prompt responses to their borrowing requests, the Company has been able to charge higher interest rates for its loan products than typically are charged by conventional mortgage lenders.

     IMC purchases and originates non-conforming home equity loans through a diversified network of correspondents (which includes the Industry Partners) and mortgage loan brokers and on a retail basis through its direct consumer lending effort. As of December 31, 1996, IMC had a network of 374 approved correspondents, including the Industry Partners, 1,693 approved mortgage loan brokers and 17 Company-owned retail branches. During January and February 1997, IMC added 49 retail branches through the acquisition of four retail non-conforming mortgage lenders. Since its inception in August 1993, IMC has experienced considerable growth in loan production, with total purchases and originations of $29.6 million, $282.9 million, $621.6 million and $1.77 billion in 1993, 1994, 1995 and 1996, respectively. IMC's network of correspondents accounted for 82.5%, 87.5% and 89.4% of IMC's loan production in 1994, 1995 and 1996, respectively. Through its network of mortgage brokers, IMC generated
17.5%,  10.7%  and  6.8%  of  its  loan  production  in  1994,  1995  and  1996, respectively. IMC's direct consumer lending effort, which began in 1995, contributed approximately 1.8% and 3.8% of loan production in 1995 and 1996, respectively. IMC is continuing to expand its direct consumer lending by opening branch offices and expanding its use of advertising, direct mail and other marketing strategies, and through strategic acquisitions.

     As of December 31, 1996, a majority of the Industry Partners were required to sell to IMC, on prevailing market terms and conditions, an aggregate of $162.0 million of home equity loans per year. IMC has consistently purchased loan production from the Industry Partners in excess of such aggregate annual commitment. Actual sales to IMC by the Industry Partners aggregated $337.5 million for the year ended December 31, 1996. As a result of IMC's acquisition of two of the Industry Partners (Mortgage America and Equity Mortgage) in January and February 1997, the contractual annual sales commitment from the Industry Partners was reduced by $36.0 million to $126.0 million. The two acquired Industry Partners originated an aggregate of approximately $284 million residential loans in 1996. These acquisitions reflect IMC's business strategy to increase its retail loan origination channels through acquisitions of retail non-conforming lenders.

     IMC sells the majority of its loans through its securitization program and retains rights to service such loans. Through December 31, 1996, IMC had completed eight securitizations totaling $1.4 billion of loans. The Company earns servicing fees on a monthly basis at a rate of 0.50% per year and ancillary fees on the loans it services in the securitization pools. As of December 31, 1995 and 1996, IMC had a servicing portfolio of $535.8 million and $2.15 billion, respectively.


     The Company's total revenues increased from $19.7 million for the year ended December 31, 1995 to $65.7 million for the year ended December 31, 1996, while pro forma net income increased from $4.0 million to $17.9 million in those periods. Gain on sale of loans, net, represented $15.1 million, or 76.9% of total revenues, for the year ended December 31, 1995 as compared to $42.1 million, or 64.1% of total revenues, for the year ended December 31, 1996. Servicing income, net warehouse interest income and other revenues in the aggregate increased from $4.5 million, or 23.1% of total revenues, for the year ended December 31, 1995 to $23.6 million, or 35.9% of total revenues, for the year ended December 31, 1996. IMC's strategy is to continue to increase its servicing portfolio and portfolio of loans held for sale in order to generate increased revenues from these two sources.

BUSINESS STRATEGY

     The Company utilizes the following strategies to maintain and expand its core business:

EXPANSION THROUGH ACQUISITIONS

     The Company is actively pursuing a strategy of acquiring originators of non-conforming home equity loans. IMC's acquisition strategy focuses on entities that originate non-conforming mortgages either directly from the consumer or through broker networks. In 1996, IMC acquired Equitystars and in January and February 1997 completed the acquisitions of Mortgage America, CoreWest, Equity Mortgage and American Reduction. Equitystars, Mortgage America and Equity Mortgage were Industry Partners. Management believes that the acquisition of non-conforming home equity loan originators will benefit IMC by: (i) increasing IMC's loan production volume by capturing all of the acquired company's production instead of only a portion; (ii) improving IMC's profitability and profit margins because broker and direct-to-consumer originated loans typically result in better profit margins than loans purchased from correspondents; (iii) adding experienced management; and (iv) broadening IMC's distribution system for offering new products. In order to incent management of the acquired companies, IMC typically structures its acquisitions to include an initial payment upon closing of the transaction and to provide for contingent payments tied to future production and profitability of the acquired company.

EXPANSION OF DIRECT CONSUMER LENDING

     IMC intends to continue to expand its direct consumer lending efforts by opening additional branch offices which will allow IMC to focus on developing contacts with individual borrowers, local brokers and referral sources such as accountants, attorneys and financial planners. Through December 31, 1996, IMC opened 17 retail branch offices. In January and February 1997, IMC added 49 retail branches through acquisitions. In addition, IMC's direct consumer loan expansion strategy involves: (i) targeting cities where the population density and economic indicators are favorable for home equity lending, the foreclosure rate is within normal ranges and the non-conforming loan market has been underserved; (ii) testing the target market prior to the establishment of a branch office, where local regulations permit, via newspaper, radio, direct mail advertising and through a toll-free telephone number which routes borrower inquiries directly to a loan officer in the Company's Tampa, Florida office;
(iii) if test marketing is positive, establishing a small branch office, generally with an initial staff of two business development representatives; and
(iv) setting up branch offices in executive office space with short-term leases, which eliminates high startup costs for office equipment, furniture and leasehold improvements and allows IMC to exit the market easily if the office does not meet expectations.

EXPANSION OF CORRESPONDENT AND BROKER NETWORKS

     The Company intends to continue to increase loan production from correspondents and brokers by increasing its market share through geographic expansion, tailored marketing strategies and a continued focus on servicing smaller correspondents in regions that historically have not been actively served by non-conforming home equity lenders. IMC believes that providing attractive products and responsive service in conjunction with consistent underwriting and competitive prices strengthens its relationships with correspondents and brokers.

BROADENING OF PRODUCT OFFERINGS

     The Company continues to introduce new non-conforming home equity loan products to meet the needs of its correspondents, brokers and borrowers and to expand its market share to new customers. The Company is in the process of introducing two such products, HELOCs and secured credit cards. See ' -- New Products and Services.'

STRATEGIC ALLIANCES AND JOINT VENTURES

     In order to increase the Company's volume and diversify its sources of loan originations over the long term, the Company seeks to enter into strategic alliances with selected mortgage lenders, pursuant to which the Company provides working capital and financing arrangements and a commitment to purchase qualifying loans. In return, the Company expects to receive a more predictable flow of loans and, in some cases, an option to acquire an equity interest in the strategic partner. To date, the Company has entered into two strategic alliances in the United States and a joint venture in the United Kingdom.

MAINTENANCE OF UNDERWRITING QUALITY AND LOAN SERVICING

     The Company's underwriting and servicing staff have extensive experience in the non-conforming home equity loan industry. The management of IMC believes that the depth and experience of its underwriting and servicing staff provide the Company with the infrastructure necessary to sustain its recent growth and maintain its commitment to high standards in its underwriting and loan servicing. As the Company continues to grow, it is committed to applying consistent underwriting procedures and criteria and to attracting, training and retaining experienced staff.

MAXIMIZE FINANCIAL CASH FLOW AND IMPROVE CASH FLOW

     The Company intends to maximize its financial flexibility in a number of ways, including by maintaining a significant quantity of mortgage loans held for sale on its balance sheet. Maintenance of a substantial amount of mortgage loans held for sale, which the Company can sell when necessary or desirable either through securitizations or whole loans sales, permits IMC to improve management of its cash flow by increasing its net interest income and to reduce its exposure to the volatility of the capital markets. During 1996, the Company securitized approximately 53% of its loan production.

LOANS

OVERVIEW

     IMC's consumer finance activities consist primarily of purchasing, originating, selling and servicing mortgage loans. The vast majority of these loans are non-conforming mortgage loans that are secured by first or second mortgages on one- to four-family residences with the balance secured by small multi-family residences and mixed-use properties. Once loan applications have been received, the underwriting process completed and the loans funded, IMC typically packages the loans in a portfolio and sells the portfolio, either through a securitization or on a whole loan basis directly to institutional purchasers. IMC retains the right to service the loans that it securitizes and may or may not release the right to service the loans it sells through whole loan sales.

LOAN PURCHASES AND ORIGINATIONS

     As of December 31, 1996, IMC purchased and originated loans in 48 states and the District of Columbia through its networks of 374 approved correspondents and 1,693 approved brokers and through its 17 retail branch offices. Additionally, 49 new retail branches were added through acquisitions in January and February of 1997.

The following table shows channels of loan purchases and originations for the periods shown:

                                                              PERIOD FROM
                                                               INCEPTION
                                                            (AUGUST 12, 1993)         YEAR ENDED DECEMBER 31,
                                                          THROUGH DECEMBER 31,  ----------------------------------
                                                                 1993             1994        1995         1996
                                                           -----------------    --------    --------    ----------
                                                                           (DOLLARS IN THOUSANDS)
Correspondent(1):
     Principal balance..................................        $28,008         $233,460    $543,635    $1,582,048
     Average principal balance per loan.................             66               66          62            66
     Weighted average loan-to-value ratio(2)............           66.6%            69.2%       70.6%         72.8%
     Weighted average interest rate.....................           10.2%            11.2%       12.1%         11.5%
Broker:
     Principal balance..................................        $ 1,600         $ 49,376    $ 66,584    $  120,700
     Average principal balance per loan.................             55               56          47            54
     Weighted average loan-to-value ratio(2)............           70.9%            71.8%       72.6%         73.4%
     Weighted average interest rate.....................           11.2%            12.0%       12.0%         11.5%
Direct consumer loan originations:
     Principal balance..................................        $    --         $     88    $ 11,410    $   67,564
     Average principal balance per loan.................             --               88          49            58
     Weighted average loan-to-value ratio(2)............            0.0%            80.0%       72.6%         72.5%
     Weighted average interest rate.....................            0.0%            11.3%       11.7%         10.7%
Total loan purchases and originations:
     Principal balance..................................        $29,608         $282,924    $621,629    $1,770,312
     Average principal balance per loan.................             65               64          60            65
     Weighted average loan-to-value ratio(2)............           66.8%            69.7%       70.9%         72.9%
     Weighted average interest rate.....................           10.3%            11.4%       12.1%         11.5%

------------

(1) Includes purchases from the Industry Partners with principal balances of $14.3 million, or 48.3% of total purchases and originations, for the period ended December 31, 1993, $116.0 million, or 41.0% of total purchases and originations, for the year ended December 31, 1994, $148.4 million, or 23.9% of total purchases and originations, for the year ended December 31, 1995 and $337.5 million, or 19.1% of total purchases and originations, for the year ended December 31, 1996.

(2) The weighted average loan-to-value ratio of a loan secured by a first mortgage is determined by dividing the amount of the loan by the lesser of the purchase price or the appraised value of the mortgaged property at origination. The weighted average loan-to-value ratio of loans secured by a second mortgage is determined by taking the sum of the loans secured by the first and second mortgages and dividing by the lesser of the purchase price or the appraised value of the mortgaged property at origination.

     The following table shows channels of loan purchases and originations on a quarterly basis for the fiscal quarters shown:

                                                                         THREE MONTHS ENDED
                                     ------------------------------------------------------------------------------------------
                                     MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                       1995        1995         1995            1995         1996        1996         1996
                                     ---------   --------   -------------   ------------   ---------   --------   -------------
                                                                       (DOLLARS IN THOUSANDS)
Correspondent(1):
    Principal balance..............  $103,296    $104,727     $ 133,857       $201,755     $236,537    $370,359     $ 428,136
    Average principal balance per
      loan.........................        66          58            60             64           65          66            67
    Weighted average loan-to-value
      ratio(2).....................      69.7%       70.1%         70.8%          71.2%        71.2%       71.9%         72.3%
    Weighted average interest
      rate.........................      12.5%       12.6%         12.1%          11.8%        11.5%       11.4%         11.6%
Broker:
    Principal balance..............  $ 14,948    $ 17,327     $  17,297       $ 17,012     $ 21,079    $ 25,098     $  30,625
    Average principal balance per
      loan.........................        52          46            45             48           54          53            53
    Weighted average loan-to-value
      ratio(2).....................      72.7%       72.5%         72.7%          72.6%        74.6%       72.8%         74.3%
    Weighted average average
      interest rate................      12.5%       12.3%         11.8%          11.2%        11.2%       11.6%         11.8%
Direct consumer loan originations:
    Principal balance..............  $  1,141    $  2,613     $   3,836       $  3,820     $  6,371    $  6,780     $  21,471
    Average principal balance per
      loan.........................        52          47            49             50           48          52            59
    Weighted average loan-to-value
      ratio(2).....................      73.8%       70.0%         73.3%          73.2%        73.9%       73.7%         71.3%
    Weighted average interest
      rate.........................      12.4%       11.9%         11.6%          11.4%        11.1%       11.0%         11.0%
Total loan purchases and
  originations:
    Principal balance..............  $119,385    $124,667     $ 154,990       $222,587     $263,987    $402,237     $ 480,232
    Average principal balance per
      loan.........................        64          56            57             62           64          64            66
    Weighted average loan-to-value
      ratio(2).....................      70.1%       70.5%         71.0%          71.4%        71.5%       72.0%         72.2%
    Weighted average interest
      rate.........................      12.5%       12.5%         12.0%          11.8%        11.4%       11.4%         11.4%

                                  THREE MONTHS ENDED
                                     DECEMBER 31,
                                         1996
                                     ------------
                                (DOLLARS IN THOUSANDS)
Correspondent(1):
    Principal balance..............    $547,016
    Average principal balance per
      loan.........................          66
    Weighted average loan-to-value
      ratio(2).....................        74.7%
    Weighted average interest
      rate.........................        11.6%
Broker:
    Principal balance..............    $ 43,898
    Average principal balance per
      loan.........................          54
    Weighted average loan-to-value
      ratio(2).....................        73.1%
    Weighted average average
      interest rate................        11.4%
Direct consumer loan originations:
    Principal balance..............    $ 32,942
    Average principal balance per
      loan.........................          63
    Weighted average loan-to-value
      ratio(2).....................        72.8%
    Weighted average interest
      rate.........................        10.4%
Total loan purchases and
  originations:
    Principal balance..............    $623,856
    Average principal balance per
      loan.........................          65
    Weighted average loan-to-value
      ratio(2).....................        74.4%
    Weighted average interest
      rate.........................        11.6%

------------
(1) Includes purchases from the Industry Partners of an aggregate principal balance of $148.4 million, or 23.9% of total purchases and originations, for the year ended December 31, 1995 and $337.5 million, or 19.1% of total purchases and originations, for the year ended December 31, 1996.
(2) The weighted average loan-to-value ratio of a loan secured by a first mortgage is determined by dividing the amount of the loan by the lesser of the purchase price or the appraised value of the mortgaged property at origination. The weighted average loan-to-value ratio of loans secured by a second mortgage is determined by taking the sum of the loans secured by the first and second mortgages and dividing by the lesser of the purchase price or the appraised value of the mortgaged property at origination.

                            ------------------------
     The following table shows lien position, weighted average interest rates and loan-to-value ratios for the periods shown.

                                                                   PERIOD FROM INCEPTION           YEAR ENDED
                                                                     (AUGUST 12, 1993)            DECEMBER 31,
                                                                          THROUGH           ------------------------
                                                                     DECEMBER 31, 1993      1994      1995      1996
                                                                   ---------------------    ----      ----      ----
First mortgages:
     Percentage of total purchases and originations.............            88.3%           82.4%     77.0%     90.3%
     Weighted average interest rate.............................            10.2            11.3      12.1      11.4
     Weighted average loan-to-value ratio(1)....................            67.3            69.8      70.7      72.6
Second mortgages:
     Percentage of total purchases and originations.............            11.7%           17.6%     23.0%      9.7%
     Weighted average interest rate.............................            11.1            11.7      12.4      12.2
     Weighted average loan-to-value ratio(1)....................            61.9            68.8      71.7      75.6

------------
(1) The weighted average loan-to-value ratio of a loan secured by a first mortgage is determined by dividing the amount of the loan by the lesser of the purchase price or the appraised value of the mortgaged property at origination. The weighted average loan-to-value ratio of loans secured by a second mortgage is determined by taking the sum of the loans secured by the first and second mortgages and dividing by the lesser of the purchase price or the appraised value of the mortgaged property at origination.

     Correspondents. The majority of IMC's loan volume is purchased through correspondents. For the year ended December 31, 1996, $1.6 billion or 89.4% of IMC's total loan purchases and originations were purchased through the mortgage correspondent network as compared with $543.6 million or 87.5% of IMC's total loan purchases and originations for the year ended December 31, 1995. For the year ended December 31, 1994, $233.5 million or 82.5% of IMC's total loan purchases and originations were so acquired. The Industry Partners contributed $337.5 million or 19.1% of IMC's total loan purchases and originations for the year ended December 31, 1996, $148.4 million or 23.9% of such purchases and originations for the year ended December 31, 1995, $116.0 million or 41.0% of such purchases and originations for the year ended December 31, 1994 and $14.3 million or 48.3% of such purchases and originations for the period ended December 31, 1993. The largest correspondent contributed 7.1% and 9.7% of total loan production in 1994 and 1995, respectively. In 1996, GMAC and its wholly-owned subsidiary Residential Funding Corp. contributed 14.3% of IMC's total loan production. No other correspondent contributed 10% or more of IMC's loan purchases and originations in 1996.

     IMC has a list of approved correspondents from which it will purchase loans on a wholesale basis. Prior to approving a financial institution or mortgage banker as a loan correspondent, IMC performs an investigation of, among other things, the proposed loan correspondent's lending operations, its licensing or registration and the performance of its previously originated loans. The investigation includes contacting the agency that licenses or registers such loan correspondent and other purchasers of the correspondent's loans and reviewing the correspondent's financial statements. IMC requires that the correspondent remain current on all licenses required by federal and state laws and regulations and that it maintain sufficient equity to fund its loan operations. IMC periodically reviews and updates the information it has relating to each approved correspondent to insure that all legal requirements are current and that lending operations continue to meet IMC's standards.

     Before purchasing loans from correspondents, IMC requires that each loan correspondent enter into a purchase and sale agreement with customary representations and warranties regarding such loans. Correspondents will then sell loans to IMC either on a flow basis or through block sales. IMC will make a flow basis purchase when a correspondent approaches IMC with the application of a prospective borrower. Because the correspondent has not yet granted a loan, IMC has the opportunity to preapprove the loan. In the preapproval process, the correspondent provides IMC with information about the borrower and the collateral for the potential loan, including the applicant's credit, employment history, current assets and liabilities, a copy of recent tax returns and the estimated property value of the collateral. If IMC pre-approves the loan, the correspondent lends to the borrower pursuant to certain IMC guidelines. After the correspondent has made the loan, IMC purchases the loan from the correspondent. A block purchase occurs when the correspondent has made numerous loans without seeking preapproval from IMC. The correspondent offers a block of loans to IMC and IMC will purchase those loans in the block that meet its underwriting standards.

     Brokers. For the years ended December 31, 1995 and 1996, IMC originated $66.6 million, or 10.7% of the total, and $120.7 million, or 6.8% of the total, respectively, of the loans it purchased and originated through broker transactions. As with correspondents, IMC maintains an approved list of brokers. Brokers become part of IMC's network after IMC performs a thorough license and credit check. If a broker is approved, IMC will accept loan applications from the broker for prospective borrowers. Because brokers may submit loan applications to several prospective lenders simultaneously, IMC makes every effort to provide a quick response. IMC will process each application obtained by a broker from a prospective borrower and grant or deny preliminary approval of the application generally within one business day. In the case of an application denial, IMC will make all reasonable attempts to ensure that there is no missing information concerning the borrower that might change the decision on the loan. In addition, IMC emphasizes service to the broker and loan applicant by having loan processors follow the loan from the time of the initial application, through the underwriting verification and audit process to the funding and closing process. IMC believes that consistent underwriting, quick response times and personal service are critical to successfully originating loans through brokers.

     Direct Consumer Loans. For the years ended December 31, 1995 and 1996, IMC originated $11.4 million, or 1.8% of the total, and $67.6 million, or 3.8% of the total, respectively, of loans it purchased and originated directly to borrowers through its retail branch offices. As of December 31, 1996, IMC had 17 retail branch offices located in Arizona, Arkansas, California, Colorado, Florida, Iowa, Kansas, Kentucky, Massachusetts, Missouri, Nebraska, New Mexico, Oklahoma, Oregon and Wisconsin. Prior to the establishment of a branch office, where local regulations permit, IMC tests the target market via newspaper, radio and direct mail advertising and through a toll-free telephone number which routes borrower inquiries directly to a loan officer in the Company's Tampa, Florida office. If test marketing is positive, the branch offices are staffed with two business development representatives and established in executive office space with short-term leases, which eliminates the high startup costs for office equipment, furniture and leasehold improvements and allows IMC to exit the market easily if the office does not meet expectations. IMC plans to use the branch office network for marketing to and meeting with individual borrowers, local brokers and referral sources such as accountants, attorneys and financial planners. All advertising, payment of branch expenses, regulatory disclosure, appraisals, title searches, loan processing, underwriting and funding of branch office loans take place in the Tampa, Florida office of IMC or other centralized underwriting locations. The centralization of loan origination and processing allows IMC to control branch expenses, supervise regulatory compliance and offer consistent underwriting and processing to its customers. IMC believes that this strategy will result in a more efficient use of its capital and increased loan production. Negative pre-testing results could limit expansion into new locations, but should also limit the size of potential losses. IMC plans to continue to open new branch offices nationwide and estimates that new branches will reach a monthly operating break-even point by the fourth or fifth month of operation. The start-up costs and operating expenses prior to this break-even point are estimated to be less than $50,000 per branch, with half of that expense allocated to marketing and advertising. Additionally, IMC feels that, by centralizing its marketing and advertising efforts in Tampa, Florida, economies of scale will be obtained and expenses will be controlled.

     Since January  1,  1997, IMC  added  49  new retail  branches  through  the acquisitions of American Reduction, Equity Mortgage, CoreWest and Mortgage America. These acquired branches are located in Arizona, California, Colorado, Delaware, Florida, Georgia, Illinois, Indiana, Maryland, Michigan, Minnesota,
Missouri, New Jersey, North Carolina, Ohio, Oregon, Pennsylvania, South Carolina, Tennessee, Utah, Washington and West Virginia.

     Because borrowers may submit loan applications to several prospective lenders simultaneously, IMC makes every effort to provide a quick response. IMC will process each application from a borrower and grant or deny preliminary approval for the application generally within one business day from receipt of the application. In addition, the borrower usually has direct contact with an underwriter in the Tampa, Florida office who follows the loan from the application to the closing process. IMC believes that consistent underwriting, quick response times and personal service are critical to successfully originating loans directly with potential borrowers.

     Geographic Distribution of Loans. Although IMC is licensed or registered in 48 states and the District of Columbia, it has historically concentrated its business in the mid-Atlantic states. While this concentration has declined, Maryland and New York contributed 12.8% and 12.4%, respectively, of IMC's total loan purchase and origination volume for the year ended December 31, 1995, and New York and New Jersey contributed 14.0% and 7.6%, respectively, of such volume for the year ended December 31, 1996. IMC intends to expand and geographically diversify its loan purchase and origination activities through acquisitions, strategic alliances, continued correspondent expansion, expansion of its nationwide retail branch office network, the Preferred Partners Program and opportunities outside the United States. See ' -- New Products and Services -- Preferred Partners Program.'

     The following table shows geographic distribution of loan purchases and originations for the periods shown.

                                                                      PERIOD
                                                                  FROM INCEPTION      YEAR ENDED DECEMBER
                                                                 (AUGUST 12, 1993)            31,
                                                                      THROUGH         --------------------
                                                                 DECEMBER 31, 1993    1994    1995    1996
                                                                 -----------------    ----    ----    ----

States(1):
     New York.................................................          17.5%         11.7%   12.4%   14.0%
     Michigan.................................................          10.0           7.3     8.8     7.8
     New Jersey...............................................           4.0           6.6     9.9     7.6
     Maryland.................................................          14.4          18.6    12.8     7.3
     Florida..................................................           1.8           4.2     6.2     6.7
     Georgia..................................................           5.6           3.2     3.5     5.2
     Illinois.................................................           0.1           2.0     3.0     4.3
     Ohio.....................................................           4.5           4.9     4.7     4.3
     Pennsylvania.............................................           3.3           5.3     4.3     3.8
     Virginia.................................................           2.0           5.4     3.8     3.0
     California...............................................            --            --     0.3     3.0
     All other states.........................................          36.8          30.8    30.3    33.0

------------

(1) States are listed in order of percentage of loan purchases and originations for the year ended December 31, 1996.

LOAN UNDERWRITING

     IMC's origination volume is generated primarily from correspondents selling loans to IMC either on a flow basis or through block sales. For correspondents and brokers that originate loans on a flow basis, IMC provides them with its underwriting guidelines. Loan applications received from correspondents and brokers on a flow basis are classified according to certain characteristics including available collateral, loan size, debt ratio, loan-to-value ratio and the credit history of the applicant. Loan applicants with less favorable credit ratings generally are offered loans with higher interest rates and lower loan-to-value ratios than applicants with more favorable credit ratings. IMC also purchases loans on a block sale basis, in which a correspondent makes several loans without the preapproval of the Company and offers them to the Company for block purchase. Because IMC only chooses loans that meet its underwriting requirements and reunderwrites them, block loans follow the same underwriting guidelines as flow loan purchases.

     IMC maintains a staff of experienced underwriters based in its Florida, Pennsylvania, New Jersey, Ohio, California, Michigan, Maryland and Rhode Island offices. IMC's loan application and approval process generally is conducted via facsimile submission of the credit application to IMC's underwriters. An underwriter reviews the applicant's credit history based on the information contained in the application and reports available from credit reporting bureaus in order to determine if the applicant's credit history is acceptable under IMC's underwriting guidelines. Based on this review, the underwriter assigns a preliminary rating to the application. The proposed terms of the loan are then communicated to the correspondent or broker responsible for the application who in turn discusses the proposal with the loan applicant. When a potential borrower applies for a loan through a branch office, the underwriter will discuss the proposal directly with the applicant. IMC endeavors to respond, and in most cases does respond, to the correspondent, broker or borrower within one business day from when the application is received. If the applicant accepts the proposed terms, the underwriter will contact the broker or the loan applicant to gather additional information necessary for the closing and funding of the loan.

     All loan applicants must have an appraisal of their collateral property prior to closing the loan. IMC requires correspondents and brokers to use licensed appraisers that are listed on or qualify for IMC's approved appraiser list. IMC approves appraisers based upon a review of sample appraisals, professional experience, education, membership in related professional organizations, client recommendations and review of the appraiser's experience with the particular types of properties that typically secure IMC's loans. In the case of loans purchased in blocks, if an appraisal was performed by an appraiser that is not approved by IMC, IMC will review the appraisal and accept it if the appraisal meets its underwriting standards.

     The decision to provide a loan to an applicant is based upon the value of the underlying collateral, the applicant's creditworthiness and IMC's evaluation of the applicant's ability to repay the loan. A number of factors determine a loan applicant's creditworthiness, including debt ratios (the borrower's average monthly expenses for debts, including fixed monthly expenses for housing, taxes and installment debt, as a percentage of gross monthly income), payment history on existing mortgages and the combined loan-to-value ratio for all existing mortgages on a property.

     Assessment of the applicant's ability to pay is one of the principal elements in distinguishing IMC's lending specialty from methods employed by traditional lenders, such as thrift institutions and commercial banks. All lenders utilize debt ratios and loan-to-value ratios in the approval process. Many lenders simply use software packages to score an applicant for loan approval and fund the loan after auditing the data provided by the borrower. In contrast, IMC employs experienced non-conforming mortgage loan underwriters to scrutinize an applicant's credit profile and to evaluate whether an impaired credit history is a result of previous adverse circumstances or a continuing inability or unwillingness to meet credit obligations in a timely manner.
Personal circumstances including divorce, family illnesses or deaths and temporary job loss due to layoffs and corporate downsizing will often impair an applicant's credit record. Among IMC's specialties is the ability to identify and assist this type of borrower in the establishment of improved credit.

     Upon completion of the loan's underwriting and processing, the closing of the loan is scheduled with a closing attorney or agent approved by IMC. The closing attorney or agent is responsible for completing the loan transaction in accordance with applicable law and IMC's operating procedures. Title insurance that insures IMC's interest as mortgagee and evidence of adequate homeowner's insurance naming IMC as an additional insured are required on all loans.

     IMC has established classifications with respect to the credit profiles of loans based on certain of the applicant's characteristics. Each loan applicant is placed into one of four letter ratings 'A' through 'D,' with subratings within those categories. Ratings are based upon a number of factors including the applicant's credit history, the value of the property and the applicant's employment status, and are subject to the discretion of IMC's trained underwriting staff. Terms of loans made by IMC, as well as the maximum loan-to-value ratio and debt service-to-income coverage (calculated by dividing fixed monthly debt payments by gross monthly income), vary depending upon the classification of the borrower. Borrowers with lower credit ratings generally pay higher interest rates and loan origination fees. The general criteria currently used by IMC's underwriting staff in classifying loan applicants are as set forth below.

                                               'A' RISK          'B' RISK          'C' RISK          'D' RISK

General repayment............................  Has repaid        Has generally     May have          May have
                                               installment or    repaid            experienced       experienced
                                               revolving debt    installment or    significant past  significant past
                                                                 revolving credit  credit problems   credit problems

Existing mortgage loans......................  Current at        Current at        May not be        Must be paid in
                                               application time  application time  current at        full from loan
                                               and a maximum of  and a maximum of  application time  proceeds and no
                                               two 30-day late   three 30-day      and a maximum of  more than 149
                                               payments in the   late payments in  four 30-day late  days delinquent
                                               last 12 months    the last 12       payments and one  at closing and
                                                                 months            60-day late       an explanation
                                                                                   payment in the    is required
                                                                                   last 12 months

Non-mortgage credit..........................  Minor derogatory  Some prior        Significant       Significant
                                               items allowed     defaults allowed  prior             prior defaults
                                               with a letter of  but major credit  delinquencies     may have
                                               explanation; no   or installment    may have          occurred, but
                                               open collection   debt paid as      occurred, but     must demonstrate
                                               accounts or       agreed may        major credit or   an ability to
                                               charge-offs,      offset some       installment debt  maintain
                                               judgements or     delinquency;      paid as agreed    regularity in
                                               liens             open              may offset some   payment of
                                                                 charge-offs,      delinquency       credit
                                                                 judgments or      obligations in
                                                                 liens are         the future
                                                                 permitted on a
                                                                 case-by-case
                                                                 basis

Bankruptcy filings...........................  Discharged more   Discharged more   Discharged more   Discharged prior
                                               than four years   than two years    than one year     to closing
                                               prior to closing  prior to closing  prior to closing
                                               and credit        and credit        and credit
                                               reestablished     reestablished     reestablished

Debt service-to-income ratio.................  Generally 45% or  Generally 45% or  Generally 50% or  Generally 50% or
                                               less              less              less              less

Maximum loan-to-value ratio:

Owner-occupied...............................  Generally 80%     Generally 80%     Generally 75%     Generally 65%
                                               (or 90%*) for a   (or 85%*) for a   (or 80% for       (or 70% for
                                               one- to two-      one- to two-      first liens*)     first liens*)
                                               family            family residence  for a one- to     for a one- to
                                               residence; 75%                      two- family       four- family
                                               for a                               residence; 65%    residence; 60%
                                               condominium                         for a             for a three- to
                                                                                   condominium; 60%  four-family
                                                                                   for a three-to    residence or
                                                                                   four-family       condominium
                                                                                   residence

Non-owner-occupied...........................  Generally 70%     Generally 70%     Generally 60%     Generally 55%
                                               for a one- to     for a one- to     for a one- to     for a one- to
                                               four-family       two-family        two-family        four-family
                                               residence         residence         residence         residence

------------

*  On an exception basis.

                            ------------------------

     The Company uses the foregoing categories and characteristics as guidelines only. On a case-by-case basis, the Company may determine that the prospective borrower warrants an exception. Exceptions may generally be allowed if the application reflects certain compensating factors such as loan-to-value ratio, debt ratio, length of employment and other factors. For example, a higher debt ratio may be acceptable with a lower loan-to-value ratio. Accordingly, the Company may classify in a more favorable risk category certain mortgage loans that, in the absence of such compensating factors, would satisfy only the criteria of a less favorable risk category.

     The following table sets forth certain information with respect to IMC's loan purchases and originations by borrower classification, along with weighted average coupons, for the periods shown.


                                                         YEAR ENDED DECEMBER 31,
                   ---------------------------------------------------------------------------------------------------
                               1994                              1995                               1996
                   -----------------------------     -----------------------------     -------------------------------
                                        WEIGHTED                          WEIGHTED                            WEIGHTED
BORROWER                      % OF      AVERAGE                 % OF      AVERAGE                   % OF      AVERAGE
CLASSIFICATION      TOTAL     TOTAL      COUPON       TOTAL     TOTAL      COUPON        TOTAL      TOTAL      COUPON
-----------------  --------   -----     --------     --------   -----     --------     ----------   -----     --------
                                                         (DOLLARS IN THOUSANDS)

'A' Risk.........  $155,729    55.0%      10.6%      $276,120    44.4%      11.4%      $  883,094    49.9%      10.9%
'B' Risk.........    74,527    26.3       11.6        177,149    28.5       12.0          442,629    25.0       11.5
'C' Risk.........    38,022    13.5       13.0        125,811    20.2       13.0          338,330    19.1       12.3
'D' Risk.........    14,646     5.2       14.4         42,549     6.9       14.4          106,259     6.0       13.6
                   --------   -----                  --------   -----                  ----------   -----
     Total.......  $282,924   100.0%                 $621,629   100.0%                 $1,770,312   100.0%
                   --------   -----                  --------   -----                  ----------   -----
                   --------   -----                  --------   -----                  ----------   -----


LOAN SALES

     Currently, IMC sells the loans it purchases or originates through one of two methods: (i) securitization, which involves the private placement or public offering of pass-through mortgage-backed securities; and (ii) whole loan sales, which involve selling blocks of loans to single purchasers. This dual approach allows IMC the flexibility to better manage its cash flow, take advantage of favorable conditions in either the securitization or whole loan market when selling its loan production, diversify its exposure to the potential volatility of the capital markets and maximize the revenues associated with the gain on sale of loans given market conditions existing at the time of disposition. For the years ended December 31, 1994, 1995 and 1996, IMC sold $261.9 million, $458.8 million and $1.06 billion of loan production, respectively.

     The following table sets forth certain information with respect to IMC's channels of loan sales by type of sale for the periods shown.

                                    PERIOD
                                FROM INCEPTION
                                  (AUGUST 12,
                                     1993)                            YEAR ENDED DECEMBER 31,
                                    THROUGH         ------------------------------------------------------------
                                 DECEMBER 31,
                                     1993                 1994                 1995                  1996
                                ---------------     ----------------     ----------------     ------------------
                                          % OF                 % OF                 % OF                   % OF
                                 TOTAL    TOTAL      TOTAL     TOTAL      TOTAL     TOTAL       TOTAL      TOTAL
                                -------   -----     --------   -----     --------   -----     ----------   -----
                                                             (DOLLARS IN THOUSANDS)

Securitizations...............  $ --        0.0%    $ 81,637    31.2%    $388,363    84.7%    $  935,000    87.9%
Whole loan sales..............   21,636   100.0      180,263    68.8       70,400    15.3        128,868    12.1
                                -------   -----     --------   -----     --------   -----     ----------   -----
     Total loan sales.........  $21,636   100.0%    $261,900   100.0%    $458,763   100.0%    $1,063,868   100.0%
                                -------   -----     --------   -----     --------   -----     ----------   -----
                                -------   -----     --------   -----     --------   -----     ----------   -----

     Securitizations. Through December 31, 1996, the Company completed eight securitizations totaling $1.4 billion. The securities sold in each securitization, which were enhanced by an insurance policy, received a credit rating of AAA by Standard and Poor's and Aaa by Moody's.

     During the year ended December 31, 1996, IMC sold $935.0 million of its loan volume through securitizations. IMC markets its loan inventory through securitization when management believes that employing this strategy will create greater long-term economic benefit to IMC stockholders. IMC intends to continue to conduct loan sales through securitizations, either in private placements or in public offerings, when market conditions are attractive for such loan sales. Of IMC's eight securitizations through December 31, 1996, five were public offerings and three were private offerings. When IMC securitizes loans, it sells a portfolio of loans to a REMIC that issues classes of certificates representing undivided ownership interests in the REMIC. IMC may be required either to repurchase or to replace loans which do not conform to the representations and warranties made by IMC in the pooling and servicing agreements entered into when a portfolio of loans is sold through a securitization. In its capacity as servicer for each securitization, the Company collects and remits principal and interest payments to the appropriate REMIC, which in turn passes through payments to certificate owners. IMC retains the servicing rights and an interest in the I/O and residual classes of certificates of the REMIC.

     Each REMIC is supported by an insurance policy from a monoline insurance company, which insures the timely payment of interest and the ultimate payment of principal of the AAA/Aaa-rated interests in the REMIC. In addition to such insurance policies, credit enhancement is provided by over-collateralization, which is intended to result in receipts and collections on the loans in excess of the amounts required to be distributed to certificate holders of the senior interests. Although expected loss is calculated into the pricing of the REMIC, to the extent that borrowers default on the payment of principal and interest above the expected rate of default, such loss will reduce the value of the Company's residual class certificate. If payment defaults exceed the amount of over-collateralization, the insurance policy maintained by the REMIC will pay any further losses experienced by certificate holders of the senior interests in the REMIC.

     As part of IMC's cash flow management strategy, the first six securitizations were structured so that ContiFinancial received a portion of the I/O and residual interest in the related REMIC. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Transactions with ContiFinancial.'

     Whole Loan Sales. Whole loan sales represented all of IMC's loan sales during 1993. With the initiation of the sale of loans through securitizations, whole loan sales declined to 68.8%, 15.3% and 12.1% of total loan sales for the years ended December 31, 1994, 1995 and 1996, respectively. Upon the sale of a loan portfolio, IMC generally receives a premium, representing a value in excess of the par value of the loans (par value representing the unpaid balance of the loan amount). IMC maximizes its premium on whole loan sale revenue by closely monitoring institutional investors' requirements and focusing on originating the types of loans that meet those requirements and for which institutional purchasers tend to pay higher rates.

     IMC will sell some of its loan volume to various institutional investors on a non-recourse basis with customary representations and warranties covering loans sold. IMC may be required to repurchase a loan in the event that its representations and warranties with respect to such loans prove to be inaccurate. Occasionally, IMC will agree to rebate a portion of the premium earned if a loan is prepaid during a limited period of time after sale, usually six months and no more than one year. For the years ended December 31, 1994, 1995 and 1996, IMC was required to rebate $287,347, $167,951, and $99,578, respectively, in premiums when certain loans were prepaid during the contractual rebate period. In its purchase agreements with its correspondents, IMC requires its correspondents to rebate premium payments if loans sold to IMC are prepaid within a specified period of time after the sale. For the years ended December 31, 1994, 1995 and 1996, premium rebates due to IMC were $89,113, $1.4 million and $2.9 million, respectively.

LOAN SERVICING AND COLLECTIONS

     IMC has been servicing loans since April 1994. IMC's loan servicing operation is divided into three departments: (i) collections; (ii) customer service for both borrowers and investors; and (iii) tax, insurance and tax and insurance escrow. These departments monitor loans, collect current payments due from borrowers, remit principal and interest payments to current owners of loans and pay taxes and insurance. The collections department furnishes reports and enforces the holder's rights, including recovering delinquent payments, instituting loan foreclosures and liquidating the underlying collateral. IMC intends to increase its loan servicing operations and thus its revenue stream by continuing to retain the servicing rights on all its securitized loans and certain whole loan sales. IMC retained the servicing rights to 87.3% or $400.5 million of the loans it sold in 1995 and to 90.5% or $963.2 million of the loans it sold in 1996.

     IMC funds and closes loans throughout the month. Most of IMC's loans require a first payment 30 days after funding. Accordingly, IMC's servicing portfolio consists of loans with payments due at varying times each month. This system ameliorates the cyclical highs and lows that some servicing companies experience as a result of heavily concentrated payment dates.

     As of December 31, 1996, IMC was servicing loans representing an aggregate of $2.15 billion. Revenues generated from loan servicing amounted to 7.8% and 10.3% of IMC's total revenues for the years ended December 31, 1995 and 1996, respectively. IMC anticipates that loan servicing will contribute a larger portion of total revenues in future periods. Management believes that the Company's loan servicing provides a consistent revenue stream to augment its loan purchasing and originating activities.


     IMC's collections policy is designed to identify payment problems sufficiently early to permit IMC to address delinquency problems quickly and, when necessary, to act to preserve equity before a property goes into foreclosure. IMC believes that these policies, combined with the experience level of independent appraisers engaged by IMC, help to reduce the incidence of charge-offs on a first or second mortgage loan.

     Collection procedures commence upon identification of a past due account by IMC's automated servicing system. If the first payment due is delinquent, a collector will telephone to remind the borrower of the payment. Five days after any payment is due, a written notice of delinquency is sent to the borrower. Eleven days after payment is due, the account is automatically placed in the appropriate collector's queue and the collector will send a late notice to the borrower. During the delinquency period, the collector will continue to frequently contact the borrower. Company collectors have computer access to telephone numbers, payment histories, loan information and all past collection notes. All collection activity, including the date collection letters were sent and detailed notes on the substance of each collection telephone call, is entered into a permanent collection history for each account. Additional guidance with respect to the collection process is derived through frequent communication with IMC's senior management.

     IMC's loan servicing software also tracks and maintains homeowners' insurance information. Expiration reports are generated weekly listing all policies scheduled to expire within 30 days. When policies lapse, a letter is issued advising the borrower of the lapse and that IMC will obtain force-placed insurance at the borrower's expense. IMC also has an insurance policy in place that provides coverage automatically for IMC in the event that IMC fails to obtain force-placed insurance.

     Notwithstanding the above, there are occasions when a charge-off occurs. Prior to a foreclosure sale, IMC performs a foreclosure analysis with respect to the mortgaged property to determine the value of the mortgaged property and the bid that IMC will make at the foreclosure sale. This analysis includes: (i) a current valuation of the property obtained through a drive-by appraisal conducted by an independent appraiser; (ii) an estimate of the sale price of the mortgaged property obtained by sending two local realtors to inspect the property; (iii) an evaluation of the amount owed, if any, to a senior mortgagee and for real estate taxes; and (iv) an analysis of marketing time, required repairs and other costs, such as real estate broker fees, that will be incurred in connection with the foreclosure sale.

     All foreclosures are assigned to outside counsel located in the same state as the secured property. Bankruptcies filed by borrowers are also assigned to appropriate local counsel who are required to provide monthly reports on each loan file.

     The Company's servicing portfolio had aggregate principal balances of $0, $92.0 million, $535.8 million and $2.15 billion at December 31, 1993, 1994, 1995 and 1996, respectively.

     The following table provides certain delinquency and default experience as a percentage of outstanding principal balances of IMC's servicing portfolio for the periods shown.

                                                                          AT DECEMBER 31,
                                                                      ------------------------
                                                                      1994      1995      1996
                                                                      ----      ----      ----

Delinquency percentages(1):
     30-59 days....................................................   0.72%     2.54%     3.01%
     60-89 days....................................................   0.15      0.59      1.01
     90+ days......................................................   0.00      0.30      1.28
                                                                      ----      ----      ----
          Total delinquency........................................   0.87%     3.43%     5.30%
                                                                      ----      ----      ----
Default percentages(2):
     Foreclosure...................................................   0.00%     0.75%     0.94%
     Bankruptcy....................................................   0.12      0.25      0.53
                                                                      ----      ----      ----
          Total default............................................   0.12%     1.00%     1.47%
                                                                      ----      ----      ----
Total delinquency and default......................................   0.99%     4.43%     6.77%
                                                                      ----      ----      ----
                                                                      ----      ----      ----

------------

(1) Represents the percentages of account balances contractually past due, exclusive of home equity loans in foreclosure, bankruptcy and real estate owned.

(2) Represents the percentages of account balances on loans in foreclosure and bankruptcy, exclusive of real estate owned.

     The following table provides certain delinquency and default experience as a percentage of outstanding principal balance for each of the Company's securitization trusts completed through December 31, 1996, prior to any potential recoveries:

        DELINQUENCY AND DEFAULTS FOR THE COMPANY'S SECURITIZATIONS(1)(2)

                                                        1994-1                  1995-1                   1995-2
                                                 --------------------     -------------------     --------------------
As of March 31, 1996:
Delinquency:
30-59 days...................................    $ 1,316,812     2.07%    $2,286,637     2.80%    $ 1,028,339     0.99%
60-89 days...................................        273,899     0.43        242,681     0.30         580,192     0.56
90 days and over.............................         38,834     0.06        190,960     0.23         119,429     0.11
                                                 -----------     ----     ----------     ----     -----------     ----
 Total.......................................    $ 1,629,545     2.56%    $2,720,278     3.33%    $ 1,727,960     1.66%
                                                 -----------     ----     ----------     ----     -----------     ----
                                                 -----------     ----     ----------     ----     -----------     ----
Total defaults...............................    $ 2,128,767     3.35%    $1,967,810     2.41%    $ 2,642,563     2.54%
                                                 -----------     ----     ----------     ----     -----------     ----
                                                 -----------     ----     ----------     ----     -----------     ----
As of June 30, 1996:
Delinquency:
30-59 days...................................    $ 1,001,798     1.74%    $1,678,736     2.33%    $ 3,232,465     3.37%
60-89 days...................................        386,579     0.67        238,285     0.33         800,972     0.84
90 days and over.............................        120,648     0.21        147,389     0.20           2,122     0.00
                                                 -----------     ----     ----------     ----     -----------     ----
 Total.......................................    $ 1,509,025     2.62%    $2,064,410     2.86%    $ 4,035,559     4.21%
                                                 -----------     ----     ----------     ----     -----------     ----
                                                 -----------     ----     ----------     ----     -----------     ----
Total defaults...............................    $ 1,611,169     2.80%    $1,920,443     2.67%    $ 3,053,366     3.19%
                                                 -----------     ----     ----------     ----     -----------     ----
                                                 -----------     ----     ----------     ----     -----------     ----
As of September 30, 1996:
Delinquency:
30-59 days...................................    $ 2,131,473     4.01%    $1,602,212     2.45%    $ 2,541,594     2.96%
60-89 days...................................        299,147     0.56        321,059     0.49       1,150,718     1.34
90 days and over.............................        222,911     0.42        141,310     0.22         466,260     0.54
                                                 -----------     ----     ----------     ----     -----------     ----
 Total.......................................    $ 2,653,531     4.99%    $2,064,582     3.16%    $ 4,158,572     4.84%
                                                 -----------     ----     ----------     ----     -----------     ----
                                                 -----------     ----     ----------     ----     -----------     ----
Total defaults...............................    $ 2,287,599     4.31%    $1,961,704     3.00%    $ 4,115,802     4.79%
                                                 -----------     ----     ----------     ----     -----------     ----
                                                 -----------     ----     ----------     ----     -----------     ----
As of December 31, 1996:
Delinquency:
30-59 days...................................    $ 2,615,101     5.42%    $1,351,891     2.30%    $ 3,314,742     4.31%
60-89 days...................................        461,981     0.96        562,719     0.96         849,593     1.10
90 days and over.............................        264,199     0.55        103,720     0.18       1,527,337     1.99
                                                 -----------     ----     ----------     ----     -----------     ----
   Total.....................................    $ 3,341,281     6.93%    $2,018,330     3.44%    $ 5,691,672     7.40%
                                                 -----------     ----     ----------     ----     -----------     ----
                                                 -----------     ----     ----------     ----     -----------     ----
Total defaults...............................    $ 2,568,471     5.32%    $2,229,011     3.80%    $ 3,597,044     4.68%
                                                 -----------     ----     ----------     ----     -----------     ----
                                                 -----------     ----     ----------     ----     -----------     ----

                                                      1995-3
                                               --------------------
As of March 31, 1996:
Delinquency:
30-59 days...................................  $ 2,451,357     1.74%
60-89 days...................................      102,685     0.07
90 days and over.............................      358,533     0.26
                                               -----------     ----
 Total.......................................  $ 2,912,575     2.07%
                                               -----------     ----
                                               -----------     ----
Total defaults...............................  $ 1,665,789     1.19%
                                               -----------     ----
                                               -----------     ----
As of June 30, 1996:
Delinquency:
30-59 days...................................  $ 5,086,087     3.86%
60-89 days...................................      505,242     0.38
90 days and over.............................      477,597     0.36
                                               -----------     ----
 Total.......................................  $ 6,068,926     4.60%
                                               -----------     ----
                                               -----------     ----
Total defaults...............................  $ 2,703,193     2.05%
                                               -----------     ----
                                               -----------     ----
As of September 30, 1996:
Delinquency:
30-59 days...................................  $   999,636     0.85%
60-89 days...................................      664,704     0.55
90 days and over.............................      340,822     0.29
                                               -----------     ----
 Total.......................................  $ 1,985,162     1.69%
                                               -----------     ----
                                               -----------     ----
Total defaults...............................  $ 3,072,556     2.62%
                                               -----------     ----
                                               -----------     ----
As of December 31, 1996:
Delinquency:
30-59 days...................................  $ 5,797,400     5.44%
60-89 days...................................      899,318     0.84
90 days and over.............................      702,633     0.66
                                               -----------     ----
   Total.....................................  $ 7,399,351     6.94%
                                               -----------     ----
                                               -----------     ----
Total defaults...............................  $ 3,319,749     3.11%
                                               -----------     ----
                                               -----------     ----
                                                        1996-1                  1996-2                   1996-3
                                                 --------------------     -------------------     --------------------
As of March 31, 1996:
Delinquency:
30-59 days...................................    $ 3,462,018     2.04%
60-89 days...................................        628,949     0.37
90 days and over.............................        533,810     0.31
                                                 -----------     ----
 Total.......................................    $ 4,624,777     2.72%
                                                 -----------     ----
                                                 -----------     ----
Total defaults...............................    $   484,716     0.29%
                                                 -----------     ----
                                                 -----------     ----
As of June 30, 1996:
Delinquency:
30-59 days...................................    $ 3,544,403     2.20%    $4,045,730     2.09%
60-89 days...................................      1,090,040     0.68        916,283     0.47
90 days and over.............................        641,525     0.40        843,325     0.44
                                                 -----------     ----     ----------     ----
 Total.......................................    $ 5,275,968     3.28%    $5,805,338     3.00%
                                                 -----------     ----     ----------     ----
                                                 -----------     ----     ----------     ----
Total defaults...............................    $ 1,710,018     1.06%    $  470,978     0.24%
                                                 -----------     ----     ----------     ----
                                                 -----------     ----     ----------     ----
As of September 30, 1996:
Delinquency:
30-59 days...................................    $ 5,206,575     3.44%    $3,598,472     1.96%    $ 6,948,738     2.88%
60-89 days...................................      1,665,750     1.10      1,451,115     0.79       3,222,051     1.34
90 days and over.............................        852,773     0.56      1,222,661     0.67       1,670,647     0.69
                                                 -----------     ----     ----------     ----     -----------     ----
 Total.......................................    $ 7,725,098     5.10%    $6,272,248     3.41%    $11,841,436     4.91%
                                                 -----------     ----     ----------     ----     -----------     ----
                                                 -----------     ----     ----------     ----     -----------     ----
Total defaults...............................    $ 2,671,238     1.76%    $4,286,773     2.33%    $ 1,693,101     0.70%
                                                 -----------     ----     ----------     ----     -----------     ----
                                                 -----------     ----     ----------     ----     -----------     ----
As of December 31, 1996:
Delinquency:
30-59 days...................................    $ 8,386,098     6.10%    $3,661,557     2.17%    $ 3,324,516     1.46%
60-89 days...................................      2,462,853     1.79      1,635,260     0.97       3,404,998     1.50
90 days and over.............................      2,820,700     2.05      1,823,195     1.08       5,651,334     2.48
                                                 -----------     ----     ----------     ----     -----------     ----
 Total.......................................    $13,669,651     9.94%    $7,120,012     4.22%    $12,380,848     5.44%
                                                 -----------     ----     ----------     ----     -----------     ----
                                                 -----------     ----     ----------     ----     -----------     ----
Total defaults...............................    $ 2,723,282     1.98%    $4,665,216     2.76%    $ 3,175,997     1.39%
                                                 -----------     ----     ----------     ----     -----------     ----
                                                 -----------     ----     ----------     ----     -----------     ----
                                                      1996-4
                                               --------------------
As of March 31, 1996:
Delinquency:
30-59 days...................................
60-89 days...................................
90 days and over.............................

 Total.......................................

Total defaults...............................

As of June 30, 1996:
Delinquency:
30-59 days...................................
60-89 days...................................
90 days and over.............................

 Total.......................................

Total defaults...............................

As of September 30, 1996:
Delinquency:
30-59 days...................................
60-89 days...................................
90 days and over.............................

 Total.......................................

Total defaults...............................

As of December 31, 1996:
Delinquency:
30-59 days...................................  $ 6,440,166     2.17%
60-89 days...................................    2,481,880     0.84
90 days and over.............................    4,942,472     1.67
                                               -----------     ----
 Total.......................................  $13,864,518     4.68%
                                               -----------     ----
                                               -----------     ----
Total defaults...............................  $   629,253     0.21%
                                               -----------     ----
                                               -----------     ----

                                                        (footnotes on next page)

(footnotes from previous page)

(1) Delinquency is the dollar value of account balances contractually past due, excluding loans in foreclosure, bankruptcy and real estate owned.

(2) Defaults are the dollar value of account balances contractually past due on loans in foreclosure and bankruptcy, exclusive of real estate owned.

                            ------------------------

     The following table describes certain loan loss experience of IMC's servicing portfolio of home equity loans for the fiscal years ended December 31, 1994, 1995 and 1996.

                                                                                       DECEMBER 31,
                                                                           -------------------------------------
                                                                            1994          1995           1996
                                                                           -------      --------      ----------
                                                                                  (DOLLARS IN THOUSANDS)

Average amount outstanding(1)...........................................   $52,709      $294,252      $1,207,172
Losses(2)...............................................................        --           279           1,580
Losses as a percentage of average amount outstanding....................      0.00%         0.09%           0.13%

------------

(1) Average amount outstanding during the period is the arithmetic average of the principal balances of home equity loans outstanding on the last business day of each month during the period.

(2) Losses are actual losses incurred on liquidated properties for each respective period. Losses include all principal, foreclosure costs and accrued interest to date.

MARKETING

     Correspondent and Broker Networks. Marketing to correspondents and brokers is conducted through IMC's business development representatives who establish and maintain relationships with IMC's principal sources of loan purchases and originations, including financial institutions and mortgage bankers. The business development representatives provide various levels of information and assistance to correspondents and brokers and are principally responsible for maintaining IMC's relationships with its networks. Business development representatives endeavor to increase the volume of loan originations from brokers and correspondents located within the geographic territory assigned to that representative. The representatives visit customers' offices, attend trade shows and supervise advertisements in broker trade magazines. The representatives also provide IMC with information relating to correspondents, borrowers and brokers and products and pricing offered by competitors and new market entrants, all of which assist IMC in refining its programs in order to offer competitive products. The business development representatives are compensated with a base salary and commissions based on the volume of loans that are purchased or originated as a result of their efforts.

     Direct Consumer Lending. During 1996, IMC marketed its direct consumer lending services through 17 branch offices. IMC added 49 branches through acquisitions in January and February 1997 and intends to continue to open new retail branches during 1997. IMC's direct consumer loan expansion strategy involves: (i) targeting cities where the population density and economic indicators are favorable for home equity lending, the foreclosure rate is within normal ranges and the non-conforming loan market has been underserved; (ii) testing the target market prior to the establishment of a branch office, and where local regulations permit, via newspaper, radio and direct mail advertising and through a toll-free telephone number which routes borrower inquiries directly to a loan officer in the Company's Tampa, Florida office; (iii) if test marketing is positive, establishing a small branch office, generally with an initial staff of two business development representatives; and (iv) setting up branch offices in executive office space with short-term leases, which eliminates high startup costs for office equipment, furniture and leasehold improvement and allows IMC to exit the market easily if the office does not meet expectations. The branch office network is used for marketing to and meeting with IMC's local borrowers and brokers.

ACQUISITIONS AND STRATEGIC ALLIANCES

     The Company is actively pursuing a strategy of acquiring originators of non-conforming home equity loans. IMC's acquisition strategy focuses on entities that originate non-conforming mortgages either directly from the consumer or through broker networks. In 1996, IMC acquired Equitystars and in January and February 1997 completed the acquisitions of Mortgage America, CoreWest, Equity Mortgage and American Reduction. Equitystars, Mortgage America and Equity Mortgage were Industry Partners. Management believes that the acquisitions of these and similar non-conforming home equity loan originators will benefit IMC by: (i) increasing IMC's loan production volume by capturing all of the acquired company's production instead of only a portion; (ii) improving IMC's profitability and profit margins because broker and direct-to-consumer originated loans typically result in better profit margins than loans purchased from correspondents; (iii) adding experienced management; and (iv) broadening IMC's distribution system for offering new products. In order to incent management of the acquired companies, IMC typically structures its acquisitions to include an initial payment upon closing of the transaction and to provide for contingent payments tied to future production and profitability of the acquired company.

     IMC believes that by using a 'family of companies' approach to potential acquisitions it is able to differentiate itself from other potential acquirers competing for acquisitions of non-conforming mortgage lenders. Under this approach, IMC seeks to derive the benefit of the entrepreneurial energies and organizational and marketing skills already developed by existing companies by allowing those companies to operate after acquisition by the Company as relatively independent lending units. IMC believes this approach appeals to owners of certain existing companies who see a number of benefits from IMC's concept, including: (i) the benefit of being allowed to continue to run their companies as subsidiaries or independent divisions of IMC after acquisition;
(ii) the assurance that the previous owner controls the employees of the acquired company following the acquisition; and (iii) the benefit of financial support from IMC, which provides warehouse and working capital lines as needed on an agreed business plan, thereby allowing the former owners to concentrate on growing their business and obtaining efficient execution of the loan marketing process.

     Pursuant to this strategy, IMC has acquired during January and February 1997 the outstanding common stock of CoreWest and all of the assets of American Reduction, Equity Mortgage, and Mortgage America. During 1996, IMC acquired all of the assets of Equitystars and also formed a joint venture in the United Kingdom. Each of the foregoing acquisitions will be accounted for under the purchase method of accounting. Most acquisitions include earn-out arrangements that provide the sellers with additional consideration if the acquired company reaches certain performance targets after the acquisition. Any such contingent payments will result in an increase in the amount of goodwill recorded on IMC's balance sheet related to such acquisition. Goodwill represents the excess of cost over fair market value of the net tangible assets acquired and is amortized through periodic charges to earnings for up to 30 years.

     The Company's acquisitions are summarized in the table below:

                                                                                                      AMERICAN
                         EQUITYSTARS     MORTGAGE AMERICA       COREWEST        EQUITY MORTGAGE       REDUCTION
                       ----------------  -----------------  -----------------  -----------------  -----------------

Industry Partner.....        Yes                Yes                No                 Yes                No
Effective date of
  acquisition........       1/1/96            1/1/97             1/1/97             1/1/97             2/1/97
Initial purchase
  price:
    Common Stock.....   239,666 shares   1,790,000 shares    488,404 shares           --                 --
    Cash.............         --                --                 --             $150,000 in        $9,150,000
                                                                                 excess of net
                                                                                    assets
Approximate 1996
  originations.......    $100 million      $248 million        $48 million        $36 million        $80 million
1996 originations
  purchased by IMC...        N/A            $45 million        $10 million        $12 million        $2 million
Headquarters.........   Providence, RI     Bay City, MI      Los Angeles, CA     Baltimore, MD    Owings Mills, MD
Retail branch
  offices............         2                 32                  9                  3                  5
Primary states of
  operations.........  CT, ME, MA, NH,    AZ, AK, CO, DE,    CA, CO, OR, UT,    DE, DC, GA, MD,        MD, PA
                            NY, RI        FL, GA, IL, IA,          WA               PA, VA
                                          IN, KS, KY, MD,
                                          MI, MN, MO, NJ,
                                          NC, OH, OK, PA,
                                          SC, TN, TX, VT,
                                          VA, WA, WV, WI,
                                                WY

ACQUISITION OF EQUITYSTARS

     Effective January 1, 1996, IMC acquired all of the assets of Equitystars, one of the Industry Partners. Equitystars is a non-conforming lender that purchases and originates residential mortgage loans in Rhode Island, New York, Connecticut, Massachusetts, Maine and New Hampshire.

     The purchase price for all of the assets of Equitystars consisted of a $2.0 million base payment in the form of 239,666 shares of Common Stock, and up to an aggregate of $2.55 million of contingent payments, to be paid over two years based on a formula keyed to the performance of the non-conforming and conforming mortgage loan business of Equitystars during the two years subsequent to closing.

ACQUISITION OF MORTGAGE AMERICA

     Effective January 1, 1997, IMC acquired all of the assets of Mortgage America, an Industry Partner. Mortgage America is a non-conforming lender based in Bay City, Michigan that originates residential mortgage loans from a network of 32 retail offices located in 29 states. Mortgage America originated over $248 million of residential mortgage loans in 1996, including over $69 million during the last quarter of 1996. IMC purchased $45.3 million of residential mortgage loans from Mortgage America during 1996, including $21.1 million during the last quarter of 1996.

     The purchase price for all of the assets of Mortgage America was an initial payment of 1,790,000 shares of Common Stock and assumption of a stock option plan which could result in issuance of an additional 334,596 shares of Common Stock and a contingent payment of up to 2,770,000 additional shares of Common Stock at the end of three years based on the growth and profitability of Mortgage America during that period.

ACQUISITION OF COREWEST

     Effective January 1, 1997, IMC acquired all of the outstanding common stock of CoreWest, a non-conforming lender based in Los Angeles, California. CoreWest, which commenced operations in early 1996, originates residential mortgage loans primarily through a network of nine mortgage centers located in California, Colorado, Washington, Utah and Oregon. CoreWest originated over $48 million of residential mortgage loans in 1996, including over $22 million during the last quarter of 1996. IMC purchased $10.3 million of residential mortgage loans from CoreWest during 1996, all of which was during the last quarter of 1996.

     The purchase price for all of the outstanding common stock of CoreWest was an initial payment of 488,404 shares of Common Stock and a contingent payment of additional shares of Common Stock at the end of a two year period based on the profitability of CoreWest during that period. There is no cap on the number of shares which may be required to be issued as the contingent payment.

ACQUISITION OF EQUITY MORTGAGE

     Effective January 1, 1997, IMC acquired all of the assets of Equity Mortgage, an Industry Partner. Equity Mortgage is a non-conforming lender that originates residential mortgage loans from its offices in the greater Baltimore metropolitan region, Delaware and Pennsylvania. Equity Mortgage originated approximately $36 million of residential mortgage loans in 1996, including over $11 million during the last quarter of 1996. IMC purchased $12.5 million of residential mortgage loans from Equity Mortgage during 1996, including $3.3 million during the last quarter of 1996.

     The purchase price for Equity Mortgage was a cash payment of $150,000 in excess of its net assets. In connection with the acquisition, the Company entered into a four year employment agreement with the former owner of Equity Mortgage, Mr. Mark Greenberg, pursuant to which the Company is obligated to pay Mr. Greenberg 1.5% of the principal amount of non-conforming loans originated by the Equity Mortgage division of the Company during such four years, up to a maximum amount that does not exceed the net income of the division.

ACQUISITION OF AMERICAN REDUCTION

     Effective February 1, 1997, IMC acquired all of the assets of American Reduction, a non-conforming lender based in Owings Mills, Maryland. American Reduction originates residential mortgage loans from its main office in Owings Mills, and four satellite offices located in Pennsylvania. American Reduction originated over $80 million of residential mortgage loans in 1996, including over $28 million during the last quarter of 1996. IMC did not purchase a significant amount of residential mortgage loans from American Reduction in 1996.

     The purchase price for all of the assets of American Reduction was an initial payment of $9.15 million and a cash contingent payment based on a multiple of the average after-tax earnings of American Reduction for the two year period ending December 31, 1999. At the Company's election, the contingent payment may be made in shares of Common Stock.

STRATEGIC ALLIANCES

     In order to increase the Company's volume and diversify its sources of loan originations, the Company seeks to enter into strategic alliances with selected mortgage lenders, pursuant to which the Company provides working capital and financing arrangements and a commitment to purchase qualifying loans. In return, the Company expects to receive a more predictable flow of loans and, in some cases, an option or obligation to acquire an equity interest in the related strategic participant. To date, the Company has completed two strategic alliances.

UK JOINT VENTURE

     In April 1996, the Company formed Preferred Mortgages, a UK joint venture. The Joint Venture Partners are IMC, Foxgard Limited ('Foxgard') and Financial Security Assurance Inc. ('FSA'). Preferred Mortgages is owned 45% by IMC, 45% by Foxgard and 10% by FSA. Through Preferred Mortgages, IMC intends to explore opportunities to serve what management believes to be an underserved segment of the home equity market in the UK by lending to borrowers with impaired credit profiles similar to its domestic customers. Preferred Mortgages has a `L'47.5 million (approximately $76 million as of January 31, 1997) line of credit from National Westminster Bank, Plc for the purchase and origination of mortgage loans (the 'NatWest Facility'), and FSA has provided an insurance policy as credit enhancement for the NatWest Facility. Preferred Mortgages is currently originating loans at a rate of approximately `L'1.2 million, (or $1.9 million, as of January 31, 1997) per month. Additionally, IMC intends to explore opportunities to serve underserved nonconforming segments of the home equity loan markets in other locations outside the United States.

NEW PRODUCTS AND SERVICES

SECURED CREDIT CARDS

     In late 1996, IMC, through its wholly owned subsidiary, IMC Credit Card, Inc. ('IMCCI'), entered into a joint venture (the 'Credit Card Joint Venture') with Lakeview Credit Card Services, Inc. ('Lakeview Credit'), a wholly owned subsidiary of Lakeview, the parent of one of the Industry Partners. The Credit Card Joint Venture is owned 50% by IMCCI and 50% by Lakeview Credit. If a customer wishes to borrow an amount less than that permitted by the Company's underwriting guidelines, the Company will offer the borrower an opportunity to borrow an additional amount up to the limit permitted by underwriting guidelines and use the excess proceeds as collateral for a secured credit card. Those excess proceeds are deposited in an interest-bearing account at Lakeview and are used as collateral for a secured credit card issued by IMCCI.

HOME EQUITY LINE OF CREDIT ('HELOC')

     In late 1996, IMC introduced the HELOC product, which enables customers to borrow on a revolving basis against the equity of their homes. After repayment of the initial advance, the availability of credit under the line increases in proportion to the amount repaid. In the past, this type of product has been offered primarily by commercial banks due to the complexity of the methodology necessary to process and maintain the loans. IMC developed the methodology to facilitate the HELOC program through an agreement with a large commercial bank. This new product offers the convenience of a revolving mortgage credit line to the non-conforming borrower. IMC offers HELOCs to borrowers using the same general underwriting criteria IMC uses for its non-conforming lending business.

PREFERRED PARTNERS PROGRAM

     As originally conceived, the Preferred Partners Program was for the benefit of mortgage companies attempting to diversify their product offering and enter the non-conforming loan business. Now, however, the Preferred Partners Program has expanded to encompass a diverse group of projects with a common goal: to introduce certain entities not previously involved in non-conforming lending to the business. The entities taking part in the Preferred Partners Program now include credit unions, banks and brokerage houses. Under the program, IMC acts as a consultant in certain aspects of the non-conforming loan business, including marketing, regulatory compliance, underwriting, risk-adjusted pricing, processing, funding, servicing and selling loans. Working with the companies either on-site or out of IMC's offices, IMC helps the entities develop new product lines that they would not typically underwrite on their own. In return, IMC anticipates receiving a part of the production generated by the entity. To date, the Preferred Partners Program has not generated a significant amount of loan production for the Company.

COMPETITION

     As a purchaser and originator of mortgage loans the proceeds of which are used for a variety of purposes, including to consolidate debt, to finance home improvements and to pay educational expenses, the Company faces intense competition primarily from other mortgage banking companies and commercial banks, credit unions, thrift institutions, credit card issuers and finance companies. Many of these competitors are substantially larger and have more capital and other resources than the Company. Furthermore, numerous large national finance companies and originators of conforming mortgages have expanded from their conforming origination programs and have allocated resources to the origination of non-conforming loans. In addition, many of these larger mortgage companies and commercial banks have begun to offer products similar to those offered by the Company, targeting customers similar to those of the Company. The entrance of these competitors into the Company's market requires the Company to pay higher premiums for loans it purchases, increases the likelihood of earlier prepayments through refinancings and could have a material adverse effect on the Company's results of operations and financial condition. In addition, competition could also result in the purchase or origination of loans with lower interest rates and higher loan-to-value ratios, which could have a material adverse effect on the Company's results of operations and financial condition. Premiums paid to correspondents as a percentage of loans purchased from correspondents by the Company were 4.7%, 4.2%, 5.0% and 5.8% for the three months ended March 31, June 30, September 30 and December 31, 1996, respectively. The weighted average interest rate for loans purchased or originated by the Company decreased from 12.1% for the year ended December 31, 1995 to 11.5% for the year ended December 31, 1996. The combined weighted average loan-to-value ratio of loans purchased or originated by the Company increased from 70.9% for the year ended December 31, 1995 to 72.9% for the year ended December 31, 1996.

     Competition takes many forms, including convenience in obtaining a loan, service, marketing and distribution channels and interest rates. Furthermore, the current level of gains realized by the Company and its competitors on the sale of the type of loans purchased and originated is attracting additional competitors into this market, including at least one quasi-governmental agency, with the effect of lowering the gains that may be realized by the Company on future loan sales. Competition may be affected by fluctuations in interest rates and general economic conditions. During periods of rising rates, competitors which have 'locked in' low borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit the Company's borrowers to refinance their loans. During economic slowdowns or recessions, the Company's borrowers may have new financial difficulties and may be receptive to offers by the Company's competitors.

     The Company depends largely on brokers, financial institutions and other mortgage bankers for its purchases and originations of new loans. The Company's competitors also seek to establish relationships with the Company's brokers and financial institutions and other mortgage bankers. The Company's future results may become more exposed to fluctuations in the volume and cost of its wholesale loans resulting from competition from other purchasers of such loans, market conditions and other factors.

REGULATION

     IMC's business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. IMC's consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), ECOA, the Fair Credit Reporting Act of 1970, as amended, RESPA, and Regulation X, the Home Mortgage Disclosure Act and the Federal Debt Collection Practices Act, as well as other federal and state statutes and regulations affecting IMC's activities. IMC is also subject to the rules and regulations of and examinations by HUD and state regulatory authorities with respect to originating, processing, underwriting, selling and servicing loans. These rules and regulations, among other things, impose licensing obligations on IMC, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnifications or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions. IMC believes, however, that it is in compliance in all material respects with applicable federal and state laws and regulations.

ENVIRONMENTAL MATTERS

     To date, IMC has not been required to perform any investigation or clean up activities, nor has it been subject to any environmental claims. There can be no assurance, however, that this will remain the case in the future. In the ordinary course of its business, IMC from time to time forecloses on properties securing loans. Although IMC primarily lends to owners of residential properties, there is a risk that

IMC could be required to investigate and clean up hazardous or toxic substances or chemical releases at such properties after acquisition by IMC, and could be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and cleanup costs incurred by such parties in connection with the contamination. In addition, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such property.

EMPLOYEES

     As of December 31, 1996, IMC had a total of 380 employees, 198 of whom were working at its Tampa, Florida headquarters. None of IMC's employees is covered by a collective bargaining agreement. IMC considers its relations with its employees to be good. Several members of senior management have previously worked as a team at other lending institutions. Many employees have been associated with senior management in previous employment positions. IMC believes that these long-term working relationships will continue to contribute to its growth and success. As a result of its recent acquisitions, since December 31, 1996 IMC has added in excess of 500 employees. IMC believes that it will be necessary to continue to increase its staff to support its growth.

PROPERTIES

     IMC's executive and administrative offices, including its servicing operation and full-service production office, are located at 3450 Buschwood Park Drive, Suite 250, Tampa, Florida, where IMC leases approximately 21,300 square feet of office space at an aggregate annual rent of approximately $331,000. The lease expires in August 1998 and the Company intends to vacate these premises when its new corporate headquarters are ready for occupation.

     In January 1997, the Company purchased a 60,000 square foot building in Tampa, Florida which will serve as the Company's corporate headquarters after renovations are completed later in 1997. The purchase price for the building was $2.6 million, and the Company anticipates spending at least an additional $2.2 million to renovate the space prior to occupation.

     IMC maintains full-service offices in Ft. Washington, Pennsylvania; Cincinnati, Ohio; Cherry Hill, New Jersey; Lincoln, Rhode Island; Bellevue, Washington; Roselle, Illinois; Baltimore, Maryland; Los Angeles, California; and Bay City, Michigan. The Company also maintains short-term leases for retail branch offices in executive spaces in 66 locations throughout the United States.

LEGAL PROCEEDINGS

     IMC is a party to various routine legal proceedings arising out of the ordinary course of its business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the results of operations or financial condition of IMC.

                                   MANAGEMENT

DIRECTORS AND OFFICERS

     The directors and executive officers of IMC and their ages as of January 31, 1997 and positions are:

                   NAME                      AGE                      POSITION WITH THE COMPANY
------------------------------------------   ----  ---------------------------------------------------------------

George Nicholas...........................    54   Chairman of the Board of Directors, Chief Executive Officer and
                                                     Assistant Secretary, Member of the Compensation and Executive
                                                     Committees
Thomas G. Middleton.......................    50   Director, President, Chief Operating Officer and Assistant
                                                     Secretary, Member of the Compensation and Executive
                                                     Committees
Stuart D. Marvin..........................    37   Chief Financial Officer
Joseph P. Goryeb..........................    66   Director, Member of the Audit and Option Committees
Mitchell W. Legler........................    54   Director, Member of the Compensation and Audit Committees
Allen D. Wykle............................    50   Director, Member of the Audit and Option Committees

     George Nicholas has served as Chief Executive Officer and Chairman of the Board of IMC since the formation of the corporation in December 1995 and as Assistant Secretary of IMC since April 1996. Since his founding of the Partnership in August 1993, Mr. Nicholas has served as Chief Executive Officer of the Partnership and Chairman of the Board and sole stockholder of its general partner. Mr. Nicholas' experience in the lending business spans 32 years. He has previously held positions at General Electric Credit Corp., Household Finance Corp. and American Financial Corporation of Tampa ('AFC'), a company of which he was owner and Chief Executive Officer from its formation in February 1986 until it was acquired by Equibank in 1988. From February 1988 until May 1992 Mr. Nicholas was president of AFC, a subsidiary of Equibank which was a wholesale lending institution specializing in the purchase of non-conforming mortgage loans. From June 1992 until July 1993, Mr. Nicholas was an independent mortgage industry consultant. In 1993, Mr. Nicholas organized the original Industry Partners and led negotiations with investment bankers for the Partnership.

     Thomas G. Middleton has served as Director and President of IMC since December 1995 and as Assistant Secretary of IMC since April 1996. Mr. Middleton has served as Chief Operating Officer of the Partnership since August 1993 and as President of the Partnership since July 1995. Mr. Middleton has 26 years of experience in the lending business. From April 1992 until August 1993, Mr. Middleton was Senior Vice President of Shawmut National Corporation and from February 1991 until April 1992, Mr. Middleton was Managing Director of SAG Financial Inc. Mr. Middleton served as Executive Vice President and Chief Credit Officer of Equimark Corp. from June 1987 until February 1991.

     Stuart D. Marvin joined the Company as its Chief Financial Officer on August 1, 1996. Mr. Marvin is a certified public accountant and was most recently a partner in the Jacksonville, Ft. Lauderdale and Miami, Florida offices of Coopers & Lybrand L.L.P. Mr. Marvin has over 12 years of public accounting experience with Coopers & Lybrand L.L.P. and Arthur Young & Company.

     Joseph P. Goryeb has served as a director of IMC since April 1996. Mr. Goryeb is the Chairman and Chief Executive Officer of Champion Mortgage Co. Inc., a leading non-conforming residential mortgage institution that was founded by Mr. Goryeb in 1981. His 40 years of experience in the consumer lending industry include previous positions with Beneficial Finance Company and Suburban Finance Company.

     Mitchell W. Legler has served as a director of IMC since April 1996. Mr. Legler is the sole stockholder of Mitchell W. Legler, P.A. and has been general counsel to IMC since August 1995. Mr. Legler is currently a director of Stein Mart, Inc. a Nasdaq listed company. From January 1991 to August 1995, Mr. Legler was a partner of Foley & Lardner, prior to which he was a partner of Commander, Legler, Werver, Daws, Sadler & Howell, P.A.

     Allen D. Wykle has served as a director of IMC since April 1996. Mr. Wykle has been the Chairman of the Board and Chief Executive Officer of Approved
Financial Corp. (formerly American Industrial Loan Association), a non-conforming mortgage lending institution, since 1984, for which Mr. Wykle negotiated the initial public offering in April 1992. Mr. Wykle was owner, President and Chief Executive Officer of Best Homes of Tidewater, Inc., a residential construction and remodeling company in Virginia from 1972 to 1986.

TERMS OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation provide that the Company's Board of Directors consists of such number of persons as shall be fixed by the Board of Directors from time to time by resolution and is divided into three classes, with each class to be as nearly equal in number of directors as possible. The Company's Bylaws provide that the Board of Directors shall consist of no fewer than one nor more than 10 persons. Currently there are five directors. The term of office of the directors in each of the three classes expires at the annual meetings of stockholders in 1997 through 1999, respectively. Mr. Legler serves until the 1997 annual meeting of stockholders. Messrs. Wykle and Goryeb serve until the 1998 annual meeting of stockholders. Messrs. Nicholson and Middleton serve until the 1999 annual meeting of stockholders. At each annual meeting, the successors to the class of directors whose term expires at that time are to be elected to hold office for a term of three years, and until their respective successors are elected and qualified, so that the term of one class of directors expires at each such annual meeting. In the case of any vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors, the vacancy shall be filled by the Board of Directors, with the director so elected to serve until the next annual meeting of stockholders. Any newly-created directorships or decreases in directorships are to be assigned by the Board of Directors so as to make all classes as nearly equal in number as possible. Directors may be removed only for cause. See 'Description of Capital Stock -- Provisions of Articles of Incorporation and Bylaws.' Officers are elected annually by the Board of Directors and serve at the discretion of the Board of Directors.

COMMITTEES OF THE BOARD

     Audit Committee. The Audit Committee consists of Messrs. Goryeb, Legler and Wykle. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of the Company's internal accounting controls.

     Compensation Committee. The Compensation Committee consists of Messrs. Nicholas, Middleton and Legler. The Compensation Committee determines the compensation of the Company's executive officers.

     Option Committee. The Option Committee consists of Messrs. Goryeb and Wykle and has authority to administer the Company's stock option plans and to grant options thereunder.

     Other Committees. The Board of Directors may establish other committees as deemed necessary or appropriate from time to time, including, but not limited to, an Executive Committee of the Board of Directors.

COMPENSATION OF DIRECTORS

     Directors who are not employees of the Company receive stock options pursuant to the Directors' Stock Option Plan (the 'Directors' Plan'). Each of Messrs. Goryeb, Legler and Wykle has received options to purchase 12,932 shares of Common Stock pursuant to the Directors' Plan. See ' -- Stock Option Plans -- Directors' Plan.' The Company pays non-employee directors $6,000 per year plus $2,500 for each meeting attended. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board of Directors. No director who is an employee of the Company will receive separate compensation for services rendered as a director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No interlocking relationship exists between the Company's Board of Directors or officers responsible for compensation decisions and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. Messrs. Nicholas, Middleton and Legler serve on the Compensation Committee and Messrs. Nicholas and Middleton are executive officers of the Company.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information regarding compensation paid and accrued during fiscal 1996 to the Company's Chief Executive Officer and the other executive officers of the Company whose compensation exceeded $100,000 for that year (collectively, the 'Named Executive Officers').

                                                                                                      LONG TERM
                                                                                                     COMPENSATION
                                                                                                        AWARDS
                                                             ANNUAL COMPENSATION                     ------------
                                             ----------------------------------------------------     SECURITIES
                                                                                   OTHER ANNUAL       UNDERLYING
       NAME AND PRINCIPAL POSITION           YEAR     SALARY         BONUS        COMPENSATION(1)     OPTIONS(2)
------------------------------------------   ----    --------    -------------    ---------------    ------------

George Nicholas, Chairman of the Board,
  Chief Executive Officer.................   1996    $475,000       $1,425,000        $ 4,750                --
Thomas G. Middleton, President, Chief
  Operating Officer.......................   1996     380,000        1,140,000          9,500                --
Stuart D. Marvin, Chief Financial
  Officer(3)..............................   1996     111,677           93,750             --           120,000

------------

(1) Represents matching contributions by IMC under the IMC Savings Plan, a defined contribution plan under Section 401(k) of the Internal Revenue Code, as amended.

(2) Represents number of shares of Common Stock underlying options.

(3) Represents compensation from commencement of employment on August 1, 1996, and includes reimbursement of $17,927 for relocation costs to Tampa, Florida.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table contains information concerning the stock option grants made to Stuart D. Marvin, the only Named Executive Officer to receive stock options during the year ended December 31, 1996. No stock appreciation rights were granted during such year:

                                  INDIVIDUAL GRANT                                         POTENTIAL REALIZABLE
                       --------------------------------------                                VALUE AT ASSUMED
                       NUMBER OF     PERCENT OF                                            ANNUAL RATES OF STOCK
                       SECURITIES   TOTAL OPTIONS                                          PRICE APPRECIATION FOR
                       UNDERLYING    GRANTED TO     PER SHARE                                  OPTION TERM(2)
                        OPTIONS     EMPLOYEES IN    EXERCISE    EXPIRATION   -------------------------------------------------
        NAME            GRANTED      FISCAL YEAR    PRICE(1)       DATE              0%                5%              10%
---------------------  ----------   -------------   ---------   ----------   ---------------  -----------------   ------------

Stuart D. Marvin.....    120,000       31.6%          $8.00        8/1/01         $480,000        $1,385,608       $2,774,989


------------


(1) The exercise price may be paid in cash, in shares of Common Stock valued at fair market value on the date of exercise or pursuant to a cashless exercise procedure involving a same-day sale of the purchased shares. The Company may also allow the optionee to pay the aggregate exercise price plus any tax liability incurred in connection with the exercise with a promissory note. On the date of grant of this option, the fair market value of the Common Stock was $12 per share.


(2) The 5% and 10% assumed annual rates of compounded stock price appreciation are permitted by rules of the Securities and Exchange Commission. There can be no assurance provided to any

                                              (footnotes continued on next page)

(footnotes continued from previous page) executive officer or any other holder of the Company's securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants to the executive officers.

AGGREGATE OPTION EXERCISES AND FISCAL YEAR-END VALUES

     The following table sets forth information concerning the value of unexercised options held by each of the Named Executive Officers at December 31, 1996. No options or stock appreciation rights were exercised during 1996 and no stock appreciation rights were outstanding at the end of that year.

                                                             NUMBER OF SECURITIES              VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED                 IN-THE-MONEY
                                                                  OPTIONS AT                        OPTIONS AT
                                                               FISCAL YEAR END                  FISCAL YEAR END(1)
                                                        ------------------------------    ------------------------------
                        NAME                            EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
-----------------------------------------------------   ------------    --------------    ------------    --------------

George Nicholas......................................      452,586          113,146        $ 6,517,238      $1,629,302
Thomas G. Middleton..................................      226,292           56,574          3,258,605         814,666
Stuart D. Marvin.....................................       10,000          110,000             87,500         962,500

------------

(1) Based on the closing price of $16.75 per share, adjusted for the two-for-one stock split, of the Common Stock on Nasdaq on December 31, 1996, the last trading day of the Company's fiscal year.

EMPLOYMENT AGREEMENTS

     The Company has employment agreements with George Nicholas, its Chairman and Chief Executive Officer, Thomas G. Middleton, its President and Chief Operating Officer, and Stuart D. Marvin, its Chief Financial Officer ('Employment Agreements').

     Mr. Nicholas' current Employment Agreement commenced on January 1, 1996 and terminates on December 31, 2001 (subject to automatic five-year extensions, unless either the Company or Mr. Nicholas gives a notice of termination six months prior to the extension). The Employment Agreement provides for an annual salary of $475,000, plus an increase each year equal to the greater of (i) the change in the cost of living in Tampa, Florida, or (ii) an amount equal to 10% of the base salary for the prior year, but only if the Company has achieved an increase in net income per share of 10% or more in that year. In addition, the Employment Agreement provides for payment of a bonus equal to 15% of the base salary of the relevant year for each one percent by which the increase in net income per share exceeds 10% up to a maximum of 300% of his base salary. For example, if the increase in net income per share for a particular year were 20%, the bonus payment would equal 150% of the base salary for such year. The Employment Agreement also provides that the Company shall use its best efforts to elect Mr. Nicholas to the Company's Board of Directors and to its Executive Committee, if constituted. Mr. Nicholas' employment may be terminated by the Company at any time for 'cause' (including material breach of the Employment Agreement, certain criminal or intentionally dishonest and misleading acts, breaches of confidentiality and failure to follow directives of the Board). If Mr. Nicholas is terminated for cause or voluntarily terminates his employment (in the absence of a Company breach or a 'change of control') he does not receive any deferred compensation. Mr. Nicholas is entitled to deferred compensation upon (i) his termination by the Company without cause, (ii) the Company's failure to renew his Employment Agreement on expiration, (iii) death or disability, (iv) voluntary termination by Mr. Nicholas after a material breach by the Company, and (v) voluntary termination after a 'change of control' (defined as any (A) acquisition of 25% or more of the voting power or equity of the Company, (B) change in a majority of the members of the Board excluding any change approved by the Board, or (C) approval by the Company's stockholders of a liquidation or dissolution of the Company, the sale of substantially all of its assets, or a merger in which the Company's stockholders own a minority interest of the surviving entity). The amount, if any, of deferred compensation payable to Mr. Nicholas will be determined at the time of termination equal to the greater of (i) his base salary for the remainder of the then-current term of the Employment Agreement, or (ii) an amount equal to 150% of the highest annualized compensation earned by him during the preceding three years. Receipt of deferred compensation is Mr. Nicholas' sole remedy in the event of a wrongful termination by the Company. Mr. Nicholas' Employment Agreement contains a restrictive covenant prohibiting him, for a period of 18 months following the termination of his employment for any reason, from competing with the Company within the continental United States or from soliciting any employees from the Company who are earning in excess of $50,000 per year. However, this restrictive covenant is not applicable if Mr. Nicholas is terminated without cause or if the Company defaults in the payment of deferred compensation to Mr. Nicholas or otherwise materially breaches the Employment Agreement. The Employment Agreement also provides that the Company shall indemnify Mr. Nicholas for any and all liabilities to which he may be subject as a result of his services to the Company.

     Mr. Middleton's Employment Agreement commenced on January 1, 1996 and contains terms that are substantially the same as those of Mr. Nicholas' Employment Agreement, with the exception that Mr. Middleton's annual salary is $380,000, plus increases as provided therein.

     Mr. Marvin's Employment Agreement commenced on August 1, 1996 and extends until December 31, 1999. The terms of the Employment Agreement provide for an annual salary of $225,000 commencing August 1, 1996, plus an increase each calendar year equal to the greater of (i) the change in the cost of living in Tampa, Florida, or (ii) an amount equal to 10% of the base salary for the prior year, but only if the Company has achieved an increase in net income per share of 10% or greater. In addition, the Employment Agreement provides for a payment of a bonus equal to 5% of the base salary of the relevant year for each one percent by which the increase in net income per share exceeds 10% up to a maximum of 100% of his base salary.

STOCK OPTION PLANS

     On December 11, 1995, the Partnership approved the Partnership Option Plan. In April 1996, in anticipation of the Company's initial public offering, the Company's Board of Directors adopted and the stockholders of the Company approved two separate plans: the Company Incentive Plan (the 'Incentive Plan') and the Directors' Stock Option Plan (the 'Directors' Plan'). All options granted under the Partnership Option Plan were assumed by the Company pursuant to the Incentive Plan and the Directors' Plan.

     The maximum aggregate ownership interest in the Company which can be granted pursuant to the Incentive Plan and the Directors' Plan is 12.0% of the outstanding equity interest of the Company as such outstanding equity interests existed as of December 11, 1995. Accordingly, the maximum number of shares which may be subject to the grant of options under the Incentive Plan and the Directors' Plan is 1,915,454 shares and 130,000 shares, respectively.

     Pursuant to the acquisition of Mortgage America in January 1997, the Company assumed the stock options issued under the Mortgage America Stock Option Plan. The holders of such options have the right to purchase up to 334,596 shares of Common Stock at an exercise price of $4.19 per share. Such options are immediately exercisable and expire on December 30, 2006.

INCENTIVE PLAN

     Purpose. The purpose of the Incentive Plan is to promote the interests of the Company and its stockholders by attracting and retaining highly competent individuals to serve as key employees and as non-employee advisors who will contribute to the Company's success and to motivate such persons to achieve long-term objectives which will inure to the benefit of the Company.

     Administration/Eligible Participants. The Incentive Plan is administered by a committee (the 'Committee') appointed by the Company's Board of Directors. The persons eligible to receive stock option grants under the Incentive Plan are any officer or other key employee of the Company or any affiliate who is in a position to make a significant contribution to the management, growth or profitability of the Company or any affiliate as determined by the Committee ('Key Employees'), and any consultant or independent contractor who is not an employee of the Company or an affiliate but is in position to make a significant contribution to the management, growth or profitability of the Company or any affiliate as determined by the Committee ('Non-Employee Advisors').

     The Committee has the sole power and authority, among other things to: (i) designate persons to be participants in the Incentive Plan ('Participants');
(ii) determine the type, amount, duration and other terms and conditions of grants awarded to Participants; (iii) interpret and administer the Incentive Plan; and (iv) waive any condition or other restriction with respect to any option granted pursuant to such plan.

     Terms and Conditions of Options Granted Under the Incentive Plan. Non-qualified and incentive stock options granted under the Incentive Plan are subject to such terms, including exercise price, conditions and timing of exercise, as may be determined by the Committee. However, all options shall be granted with an exercise price of not less than 100% of the fair market value of the Common Stock as of the date of each grant. The Committee is authorized to grant appreciation rights to participants in lieu of options.

     Upon completion of the Company's initial public offering, the Company assumed, subject to vesting, options exercisable into 1,616,000 shares of Common Stock at an exercise price of $2.35 per share. Sixty percent of these options vested upon their grant on December 11, 1995, 20% vested on the first anniversary of the grant date and the remaining 20% will vest on the second anniversary of the grant date.

     During 1996, the Committee granted options to new employees, existing employees and advisors exercisable into an aggregate of 360,302 shares of Common Stock. These options vest over two- to five-year periods from the date of grant and are exercisable at prices ranging from $8.00 per share to $16.00 per share. All of these options expire ten years after the date of grant. As of December 31, 1996, the Company had granted options to purchase an aggregate of 1,531,168 shares of Common Stock under the Incentive Plan.

     If the employment or advisor relationship of any Participant is terminated for any reason other than death or disability, all unvested options held by such Participant shall be automatically canceled, provided that all unvested options of a Key Employee or Non-Employee Advisor will vest when the Participant is terminated by the Company without cause. Additionally, all unvested options will vest upon the occurrence of a change of control. A change of control is: (i) the adoption of a plan of reorganization, merger, share exchange or consolidation of the Company with one or more other entities as a result of which the holders of Common Stock as a group would receive less than 50% of the voting power of the capital stock or other interests of the surviving or resulting entity; (ii) the adoption of a plan of liquidation or the approval of the dissolution of the Company; (iii) the approval by the Board of Directors of an agreement providing for the sale or transfer of substantially all of the assets of the Company; or
(iv) the acquisition of more than 20% of the outstanding shares of Common Stock by any person within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, if such acquisition is not preceded by a prior expression of approval by the Board of Directors.

     The options granted under the Incentive Plan are exercisable for a period of 10 years, provided, however, that if a Key Employee or Non-Employee Advisor is terminated for cause, all unexercised options (whether vested or non-vested) shall be immediately forfeited. In addition, if a Key Employee or Non-Employee Advisor terminates such Participant's relationship with the Company voluntarily, then all unexercised but vested options may be exercised for a period of six months following such termination. If termination is as a result of disability or death, the Participant (or such Participant's personal representative) shall have a period of one year following such termination to exercise vested options. All awards made to date under the Incentive Plan have been non-qualified options.

     Adjustments. In the event that the Committee determines any corporate transaction or event affects the interest in the Company subject to options granted pursuant to the Incentive Plan, then the Committee may take such steps to adjust the benefits due under the Incentive Plan in such a manner as to prevent dilution or enlargement of benefits or potential benefits intended to be made available under the Incentive Plan.

     Transferability. Each award under the Incentive Plan shall be exercisable only by the Participant (or the Participant's legal representative) and is not subject to transfer except with the permission of the Committee to family members without consideration.

DIRECTORS' PLAN

     The Directors' Plan provides for the automatic grant of non-qualified stock options to directors who are not employees of the Company or any affiliate. Each of Messrs. Goryeb, Legler and Wykle has received options to purchase 12,932 shares of Common Stock at an exercise price of $2.35 per share. Any other person who becomes an outside director will receive on the date of election to the Board, options to purchase 12,932 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. All options granted under the Directors' Plan are 60% vested on the date of grant, with an additional 20% vesting on each of the first and second anniversaries of the date of grant. All unvested options will vest upon the occurrence of a change of control. Options granted under the Directors' Plan will expire on the earlier of the tenth anniversary date of grant, the date that the director ceases to be a director for any reason other than death or disability, or one year after a director ceases to be a director by reason of death or disability.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of January 31, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, of: (i) each person known by the Company to own beneficially five percent or more of the outstanding Common Stock immediately prior to the Offering; (ii) each of the Selling
Stockholders; (iii) each of the Company's directors; (iv) each of the Named Executive Officers; and (v) all directors and executive officers of the Company as a group.

                                                      SHARES BENEFICIALLY                        SHARES BENEFICIALLY
                                                        OWNED PRIOR TO         SHARES BEING          OWNED AFTER
                                                         THE OFFERING           OFFERED(1)         THE OFFERING(1)
                                                    -----------------------    ------------    -----------------------
                                                                 PERCENT OF                                 PERCENT OF
            NAME OF BENEFICIAL OWNER                 NUMBER        CLASS                        NUMBER        CLASS
-------------------------------------------------   ---------    ----------                    ---------    ----------
ContiTrade Services Corporation(2) ..............   2,700,000       10.95%        600,000      2,100,000        6.94%
  277 Park Avenue
  New York, New York 10172
Branchview, Inc.(3) .............................   1,661,856        7.57          --          1,661,856        5.90
  989 McBride Avenue
  West Patterson, New Jersey 07424
Approved Financial Corp. ........................   1,205,018        5.49          --          1,205,018        4.28
  3420 Holland Road, Suite 107
  Virginia Beach, Virginia 23452
George Nicholas(4) ..............................   1,543,496        6.89          --          1,543,496        5.40
  3450 Buschwood Park Drive
  Tampa, Florida 33618
Thomas G. Middleton(5) ..........................     440,767        1.99          --            440,767        1.55
  3450 Buschwood Park Drive
  Tampa, Florida 33618
Stuart D. Marvin(6) .............................      16,000       *              --             16,000       *
  3450 Buschwood Park Drive
  Tampa, Florida 33618
Joseph P. Goryeb(7)(8) ..........................   1,183,460        5.39          --          1,183,460        4.20
  Waterview Corporate Centre
  20 Waterview Boulevard
  Parsippany, New Jersey 07054-1267
Allen D. Wykle(7)(9) ............................      21,456       *              --             21,456       *
  3420 Holland Road
  Virginia Beach, Virginia 23452
Mitchell W. Legler(7)(10) .......................      90,062       *              --             90,062       *
  Independent Drive, Suite 3104
  Jacksonville, Florida 32202
Thomas P. LaPorte Trust(11) .....................   1,229,274        5.60         152,284      1,076,990        3.83
  2230 Groveland
  Bay City, MI 48708
Mary M. Reid Trust(11) ..........................   1,229,270        5.60         152,284      1,076,986        3.83
  2230 Groveland
  Bay City, MI 48708
Selling Employees
  David MacDonald................................     546,826        2.49          55,914        490,912        1.74
  Glenn Tourtellot...............................      17,980       *              17,980         --            --
  Mike Derderian                                       17,980       *              17,980         --            --
  Douglas Brown..................................      17,980       *              17,980         --            --
  Andrew MacDonald...............................      55,914       *              55,914         --            --
  Ronald Staake..................................     153,854       *              20,000        133,854       *
  Timothy Charles Hayes..........................     153,854       *              20,000        133,854       *

                                                  (table continued on next page)

(table continued from previous page)

                                                      SHARES BENEFICIALLY                        SHARES BENEFICIALLY
                                                        OWNED PRIOR TO         SHARES BEING          OWNED AFTER
                                                         THE OFFERING           OFFERED(1)         THE OFFERING(1)
                                                    -----------------------    ------------    -----------------------
                                                                 PERCENT OF                                 PERCENT OF
            NAME OF BENEFICIAL OWNER                 NUMBER        CLASS                        NUMBER        CLASS
-------------------------------------------------   ---------    ----------                    ---------    ----------
  Mark Bishop....................................      51,692       *              15,202         36,490       *
  Steven M. Curry................................      32,968       *               8,236         24,732       *
  Norman Steeg...................................      16,264       *               4,048         12,216       *
  Brian Levine...................................      51,692       *              15,202         36,490       *
  Jon Maddox.....................................      23,200       *               5,600         17,600       *
Industry Partners................................                                 241,376
All directors and executive officers as a group
  (6 persons)(12)................................   3,295,241       14.50%         --          3,295,241       11.39%

------------

   * Represents less than one percent.

 (1) Assumes  no exercise of the  Underwriters' over-allotment option. See Notes
     (3)(4)(8) and (9).

 (2) Consists of 2,700,000 shares of Common Stock issuable upon the exercise of the Conti Warrant, which is currently exercisable for a de minimus amount.

 (3) Excludes 110,000 registered shares purchased by shareholders of Branchview, Inc. in the Company's intial public offering. In the event that the Underwriters' over-allotment option is exercised in full, Branchview, Inc.
     may  sell up  to               shares  of Common  Stock and  would then own
               shares of Common Stock upon the completion of the Offering or % of the then outstanding Common Stock.

 (4) Includes 452,586 shares of Common Stock issuable upon the exercise of options under the Incentive Plan. In the event that the Underwriters' over-allotment option is exercised in full, George Nicholas may sell up to
                 shares of Common Stock and  would then own            shares of
     Common Stock upon the completion of the Offering or % of the then outstanding Common Stock.

 (5) Includes 226,293 shares of Common Stock issuable upon the exercise of options under the Incentive Plan.

 (6) Includes 16,000 shares of Common Stock issuable upon the exercise of options under the Incentive Plan.

 (7) Includes 10,346 shares of Common Stock issuable upon the exercise of options under the Directors' Plan.

 (8) Includes 1,145,338 shares of Common Stock owned by JRJ Associates, Inc. Mr. Goryeb has voting and investment control of the Common Stock owned by JRJ Associates, Inc. In the event that the Underwriters' over-allotment option
     is exercised in full, JRJ Associates, Inc. may sell up to            shares
     of  Common Stock and would then own             shares of Common Stock upon
     the completion of the Offering or   % of the then outstanding Common Stock.

 (9) Excludes 1,199,768 shares of Common Stock and 5,250 shares of Common Stock issuable upon the exercise of options under the Incentive Plan owned by Approved. Mr. Wykle, who owns 32% of the voting stock of Approved, has voting, but not investment, control of the Common Stock owned by Approved. Mr. Wykle disclaims beneficial ownership of the shares of Common Stock owned by Approved and issuable upon the exercise of such options. In the event that the Underwriters' over-allotment option is exercised in full,
     Approved may sell up to           shares of Common Stock and would then own
               shares of Common Stock upon the completion of the Offering or % of the then outstanding Common Stock.

                                              (footnotes continued on next page)

(footnotes continued from previous page)

(10) Includes 48,940 shares of Common Stock issuable upon the exercise of options under the Incentive Plan, 27,776 shares held by Mr. Legler jointly with his spouse and 3,000 shares held in his IRA.

(11) Includes 4,282 shares of Common Stock issuable upon the exercise of options issued to Mortgage America under the Incentive Plan. Thomas P. LaPorte and Mary M. Reid are husband and wife and have voting and investment control of Mortgage America. Each acts as co-trustee of the trust.

(12) See Notes (1) and (4)-(10).

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Since its inception, the Company has had business relationships and engaged in certain transactions with affiliated companies and parties as described below. It is the policy of the Company to engage in transactions with related parties only on terms that, in the opinion of the Company, are no less favorable to the Company than could be obtained from unrelated parties and each of the transactions described below conforms to that policy.

AGREEMENTS WITH CONTIFINANCIAL

     Warehouse Facility. The Company and ContiFinancial are party to the Amended and Restated Loan and Security Agreement, dated as of September 1, 1995 (together with its predecessor agreement, the 'Warehouse Facility'). Pursuant to the Warehouse Facility, the Company has a $125.0 million line of credit that is secured by its mortgage loans and expires on August 31, 1997. Amounts outstanding under the Warehouse Facility bear interest at a rate of LIBOR plus 1.5% per year. During 1994, 1995 and 1996, the Company made interest payments under the Warehouse Facility of $0.5 million, $5.1 million and $6.0 million, respectively.

     Standby Agreement. The Company and ContiFinancial are party to a Standby Agreement through which the Company funds the income taxes payable as a result of the recognition of the securitization gain on sale and other working capital needs prior to receipt of any cash flow from the residual interests in its securitizations. Amounts borrowed under the Standby Agreement bear interest at a rate of LIBOR plus 1.7% per annum. The Standby Agreement expires on January 12, 2000. The Company has borrowed the full $15.0 million available under the Standby Agreement. During 1994, 1995 and 1996, the Company made interest payments to ContiFinancial under the Standby Agreement of $0, $0.2 million and $1.4 million, respectively.


     Investment Banking Relationship. As part of the 1995 Agreement, the Company and ContiFinancial entered into an agreement for investment banking services dated January 12, 1995 (the '1995 Investment Banking Agreement'). The 1995 Investment Banking Agreement replaced a prior agreement between the parties under the 1993 Agreement (together with the 1995 Investment Banking Agreement, the 'Investment Banking Agreements'). Pursuant to the 1995 Investment Banking Agreement, unless the Company determines, in its sole discretion, that materially better terms are available from others, ContiFinancial has a right (the 'Retention Right') to act as underwriter, placement agent or sponsor ('Mortgage Banker') with respect to $2.0 billion of placement or underwriting of securitizations and whole loan acquisitions or dispositions of the Company's mortgage loans (the 'Mortgage Transaction'). In addition, ContiFinancial may retain all underwriting fees from the Mortgage Transaction in any instance in which it acts as Mortgage Banker for the Company, receive information from the Company regarding any Mortgage Transaction in which it is not chosen to be the Mortgage Banker and receive certain minimum allocations of Retention Rights on a per annum basis which, if not fulfilled, are rolled over into the minimum allocation of Retention Rights for the following year. The 1995 Investment Banking Agreement expires in 2000, unless extended through the mutual agreement of the parties. Under the Investment Banking Agreements, the Company paid $0.3 million, $0.2 million and $0 million, respectively, to ContiFinancial for services as Mortgage Banker in 1994, 1995 and 1996, respectively.


     Conti Warrant. In August 1993, the Company entered into the 1993 Agreement with ContiFinancial which provided IMC with the $15.0 million Standby Agreement to fund retention of I/O and residual

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classes  of  certificates  and  certain  investment  banking  services  and also committed ContiFinancial to provide a warehouse facility to IMC, subject to the satisfaction of certain conditions. Pursuant to the 1993 Agreement, IMC agreed to share a portion of its equity with ContiFinancial through an agent fee based on a percentage of increases in equity (as defined) at the termination of the 1993 Agreement. On January 12, 1995, IMC and ContiFinancial entered into the 1995 Agreement which replaced the 1993 Agreement and provided for agent fees to ContiFinancial based on the fair market value of the Company (as defined in the 1995 Agreement). The amount of the agent fee ranges from 15% of the fair market value of the Company in the event ContiFinancial elects to terminate the 1995 Agreement to 25% of the fair market value of the Company in the event IMC elects to terminate the 1995 Agreement. Pursuant to the 1995 Agreement, the Conti VSA
was  established.  See  'Management's  Discussion  and  Analysis  of   Financial
Condition and Results of Operations -- Transactions with
ContiFinancial -- Sharing of Proportionate Value of Equity.' A professional valuation firm valued the Company as of December 31, 1995 in order to calculate the value of the Conti VSA at that time. The Conti VSA was valued at $5.9 million. The Conti VSA was converted into the Conti Option effective December 31, 1995 by an agreement executed March 26, 1996. Prior to the Company's initial public offering in June 1996, the Conti Option was converted into the Conti Warrant. The Conti Warrant grants ContiFinancial certain registration rights. The Conti Warrant is exercisable for 2.7 million shares (after giving effect to ContiFinancial's sale in June 1996 of 10% of its interest in the Conti Warrant) of Common Stock for a de minimus amount, subject to adjustment if the Company
issues  Common  Stock  below  fair   market  value  and  certain   anti-dilution
adjustments.

ADDITIONAL SECURITIZATION TRANSACTION EXPENSE

     Through June 1996, the Company had an I/O and residual certificate sharing arrangement with ContiFinancial in connection with its securitizations pursuant to which the Company arranged to have issued to ContiFinancial a percentage of the residual interest in the related REMIC trust in exchange for cash. ContiFinancial received 50% of the residual interests (valued at $3.0 million) in the Company's 1994-1 securitization in exchange for $2.1 million, 50% of the residual interests (valued at $4.2 million) in the Company's 1995-1 securitization in exchange for $3.3 million, 100% of the residual interests (valued at $12.4 million) in the Company's 1995-2 securitization in exchange for $10.0 million, 55% of the residual interests (valued at $8.5 million) in the Company's 1995-3 securitization in exchange for $5.1 million, 50% of the residual interests (valued at $9.5 million) in the Company's 1996-1 securitization in exchange for $6.2 million and 25% of the residual interests (valued at $3.9 million) in the Company's 1996-2 securitization in exchange for $2.5 million. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Transactions with ContiFinancial -- Additional Securitization Transaction Expense.'

IMC ASSOCIATES, INC.

     IMC Associates, Inc. ('IMC Associates') was formed to lease a skybox suite in the Ice Palace stadium for games of the Tampa Bay Lightning, a national hockey league franchise. The Company purchases tickets for the hockey games from IMC Associates for an aggregate amount equal to the $75,000 annual lease cost of the skybox. IMC Associates is owned by George Nicholas, the Chairman of the Board and Chief Executive Officer of the Company.

GENERAL COUNSEL

     The Company paid $230,000 in legal fees in 1996 to Mr. Legler who acted as general counsel for the Company through his professional association, Mitchell
W. Legler, P.A. The Company has an arrangement with Mitchell W. Legler, P.A. pursuant to which it pays that firm $17,500 per month for Mr. Legler's services as general counsel.

     In addition, Mitchell W. Legler, P.A. earns a contingent cash fee for acting in the primary role in identifying potential acquisition candidates and in analyzing, negotiating and closing acquisitions of other non-conforming lenders and strategic alliances with other non-conforming lenders. The contingent fees are determined based on a percentage of the expected increase in IMC's earnings per share

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resulting  from an  acquisition or  strategic alliance  based on  the first year following the closing of the acquisition and based on the first three years following the closing of a strategic alliance. Fifty percent of contingent fee as to acquisitions is paid following the closing and the remainder is paid at the end of the first year based on actual results achieved. The contingent fee as to strategic alliances is paid at the end of the first three years following closing based on actual results. No fee is due to Mitchell W. Legler, P.A. for unsuccessful acquisition or strategic alliance efforts.

     As a result of this contingent fee arrangement, Mitchell W. Legler, P.A. received fees in the aggregate of $468,167 in connection with the acquisitions of CoreWest, Mortgage America, American Reduction and Equity Mortgage. The balance of the fees, if any, due as a result of those acquisitions will be paid in 1998.

     In addition, on December 11, 1995, Mr. Legler was granted options to purchase 42,026 shares of Common Stock at an exercise price of $2.35 per share pursuant to the Incentive Plan for advisory services to the Company and options to purchase 12,932 shares of Common Stock at an exercise price of $2.35 per share pursuant to the Directors' Plan and options to purchase 20,000 shares of Common Stock at an exercise price of $8.00 per share pursuant to the Incentive Plan.

TAX DISTRIBUTIONS

     Under the terms of the partnership agreement governing the Partnership, the Company was obligated to make quarterly cash distributions to the partners equal to 45% of profits (as defined in the partnership agreement) to enable the partners to pay taxes in respect of their partnership interests ('Tax Distributions'). Tax Distributions to partners in 1996 related to partnership income prior to June 24, 1996, the effective date of the exchange of the partnership interests for Common Stock of the Company, and included $790,281 to George Nicholas, $898,703 to Mortgage America, $898,703 to JRJ Associates, Inc., $898,703 to Branchview, $898,703 to Approved and $898,703 to Cityscape Corp.

TRANSACTIONS WITH INDUSTRY PARTNERS

INDUSTRY PARTNERS' INCENTIVE PLAN

     At the time the Partnership became a subsidiary of the Company, the Industry Partners were given an opportunity to double the monthly dollar amount of mortgage loans which they committed to sell to the Company. To encourage Industry Partners to continue to sell more mortgage loans than required under their commitments, the Company created an incentive option plan for Industry Partners (the 'Industry Partners' Incentive Plan'). Under that Plan, options exercisable for five years after grant to acquire a total of 20,000 shares of Common Stock at $9.00 per share were awarded to Industry Partners for the quarter ending September 30, 1996. The 20,000 options were allocated among those Industry Partners that doubled their commitments, pro rata, to the extent the Industry Partners exceeded that doubled commitment for the quarter. The plan was amended and for each quarter beginning December 31, 1996, Industry Partners that doubled their commitments will be eligible to receive on a pro rata basis fully paid shares of Common Stock equal to $150,000 divided by the market price of the Common Stock at the end of each quarter. The fully paid shares of Common Stock will be issued among those Industry Partners that doubled their commitments, pro rata, to the extent the Industry Partner exceeded its doubled commitment for the quarter. The Industry Partners Incentive Plan continues through the quarter ended June 30, 2000.

LAKEVIEW

     The Company entered into the Lakeview Facility in January 1996 with Lakeview, an affiliate of Branchview, Inc., one of the Industry Partners. The Company repaid all outstanding amounts under the Lakeview Facility with a portion of the proceeds of the Company's initial public offering in June 1996. The Company has re-borrowed approximately $5 million under the Lakeview Facility, effective in January 1997. In 1996, IMC, through its wholly owned subsidiary, IMCCI, entered into the Credit Card Joint Venture with Lakeview Credit. The Credit Card Joint Venture is owned 50% by IMCCI and 50% by Lakeview Credit. See 'Business -- New Products and Services -- Secured Credit Cards.'

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JRJ ASSOCIATES INC.

     JRJ Associates Inc. sold loans in the aggregate amount of $24.9 million to the Company during 1996 and has agreed to sell $24.0 million in loans to the Company in 1997. Mr. Goryeb, a member of the Board of Directors of IMC, is Chairman and Chief Executive Officer of Champion Mortgage Co. Inc., an affiliate of JRJ Associates Inc.

CITYSCAPE CORP.

     Cityscape Corp. contributed $420,000 to the Company in lieu of additional loan sales in satisfaction of its aggregate loan sale commitments for 1996 and will contribute $360,000 in satisfaction of its commitments for 1997.

MORTGAGE AMERICA

     Effective January 1, 1997, IMC acquired all of the assets of Mortgage America, one of the Industry Partners. IMC purchased $45.3 million of residential mortgage loans from Mortgage America during 1996. The purchase price for all of the assets of Mortgage America was an initial payment of 1,790,000 shares of Common Stock and assumption of a stock option plan which could result in issuance of an additional 334,596 shares of Common Stock and a contingent payment of up to 2,770,000 additional shares of Common Stock at the end of three years based on the growth and profitability of Mortgage America during that period.

EQUITY MORTGAGE

     Effective January 1, 1997, IMC acquired all of the assets of Equity Mortgage, one of the Industry Partners. IMC purchased $12.5 million of residential mortgage loans from Equity Mortgage during 1996. The purchase price for Equity Mortgage was a cash payment of $150,000 in excess of its net assets. In connection with the acquisition, the Company entered into a four year employment agreement with the former owner of Equity Mortgage, Mr. Mark Greenberg, pursuant to which the Company is obligated to pay Mr. Greenberg 1.5% of the principal amount of non-conforming loans originated by the Equity Mortgage division of the Company during such four years, up to a maximum amount that does not exceed the net income of the division.

INVESTORS MORTGAGE

     Investors Mortgage sold loans in the aggregate amount of $12.1 million to IMC during 1996. Investors Mortgage has agreed to sell $12.0 million in loans to the Company in 1997.

APPROVED FINANCIAL CORP.

     Approved, formerly American Industrial Loan Association, sold loans in the aggregate amount of $100.1 million to IMC during 1996 and has agreed to sell $24 million in loans to IMC in 1997. Mr. Wykle, a member of the Board of Directors of IMC, is Chairman and Chief Executive Officer of Approved. In January 1996, IMC and Approved entered into a warehouse financing facility pursuant to which IMC committed to lend Approved $8.0 million secured by mortgage loans. Borrowings under the facility bear interest at a rate of LIBOR plus 1.75%, and Approved paid IMC $137,189 in interest payments during 1996.

          CERTAIN ACCOUNTING CONSIDERATIONS RELATING TO THE CONTI VSA

BACKGROUND

     IMC was initially formed as Industry Mortgage Company, L.P., a Delaware limited partnership (the 'Partnership') with Industry Mortgage Corporation (an entity owned by George Nicholas) as general partner and various of the Industry Partners and certain employees as limited partners. In June 1996, in preparation for the Company's initial public offering, the partnership interests of all limited partners and Mr. Nicholas' ownership interest in the general partner were all exchanged for Common Stock resulting in the Partnership being wholly owned by IMC.

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     As originally conceived by  the founders of IMC,  the common equity of  the
Company would be allocated (i) 65% to the limited partners which were to sell loans to the Company to provide its core business volume, (ii) 15% to management and (iii) 20% to ContiFinancial which was to provide the initial credit
facilities   necessary   for   the   Company's   business.   However,   due   to
ContiFinancial's lender position and the complexity of ContiFinancial's being a partner in a partnership (as opposed to a stockholder in a corporation), ContiFinancial did not wish to take a 20% partnership interest in the Company. Instead, since the formation of IMC in 1993, IMC has operated under three value sharing agreements with ContiFinancial.

1993 AGREEMENT

     The 1993 Agreement between ContiFinancial and the Company was entered into at the time of the founding of the Company. That agreement provided for ContiFinancial to receive an amount calculated as an increasing percentage of the partners' capital account in excess of the amount actually contributed by the partners.

1995 AGREEMENT

     On January 12, 1995, the 1993 Agreement was replaced by the 1995 Agreement which granted ContiFinancial a right to receive an amount equal to 20% of the fair market value (as defined) of the Company at the end of the ten-year term of the agreement, or upon any disposition or windup of the Company, as well as 20% of any distributions to partners of the Company in excess of the distributions necessary to allow the partners to pay income taxes on their respective shares of the Company's earnings. ContiFinancial also had the right to demand payment (a 'put') at 15% of the fair market value of the Company, and the Company had the right to satisfy the Conti VSA (a 'call') by paying ContiFinancial 25% of the fair market value of the Company.

1996 CONTI WARRANT

     In March, 1996, the 1995 Agreement was replaced by the Conti Option entitling ContiFinancial upon exercise to approximately 18% of the equity in the Partnership. Upon the exchange by the Industry Partners of their partnership interests in the Partnership for Common Stock, the Conti Option automatically converted into the Conti Warrant exercisable for 3.0 million shares of the Common Stock (subject to certain adjustments). The Conti Warrant does not contain any put feature permitting ContiFinancial to require the Company to pay cash for the Conti Warrant.

ACCOUNTING PRINCIPLES

     Under Emerging Issues Task Force Issue 88-9 ('EITF 88-9'), the accounting task force reached a consensus that securities such as put warrants, where the issuer can be required to redeem the securities for cash, are treated as a liability on the issuer's balance sheet at the value assigned to that put warrant at the time of issue. Moreover, EITF 88-9 concluded that where a security has a mandatory redemption feature or put at an amount which varies based, for example, upon the value of the issuer, then any increase in value from accounting period to accounting period is treated as an increase in the amount of liability recorded and as an additional expense in the period of increased value.

ACCOUNTING TREATMENT OF CONTI VSA

     Applying generally accepted accounting principles ('GAAP'), the Company concluded that as the 1993 Agreement provided for ContiFinancial to receive a cash amount at the end of the agreement's term or earlier on the happening of certain contingencies (such as default), the amount which was due to ContiFinancial from time to time should be booked as a liability. Applying the task force determinations described above, the existence of the put feature of the 1995 Agreement required the Company to record a liability for the value assigned to the put feature at issuance. Moreover, any increase in the value of the put feature of the 1995 Agreement was treated by the Company as a charge to earnings for the period during which the increase in value occurred.

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CALCULATION OF BOOK ENTRIES FOR CONTI VSA

     The partner's capital account balance did not exceed the amounts contributed by the Industry Partners when the 1993 Agreement was executed. Thus, no liability was initially booked upon execution of the 1993 Agreement. Moreover, as the formula for calculating the value of the Conti VSA produced no value during 1993 (when the Company had a loss), no charge to earnings was booked during the year. However, in 1994, the Company earned $4.7 million (without consideration of the value of the Conti VSA) and the corresponding increase in the partner's capital accounts in excess of contributions resulted in the Conti VSA under the 1993 Agreement having a value of $1.7 million. Accordingly, during 1994, the Company booked a liability and an expense of $1.7 million.

     The 1995 Agreement provided a calculation of the value of Conti VSA based not on the partners' capital account but on fair market value. A professional valuation firm valued the Company as of December 31, 1995 in order to calculate the value of the Conti VSA at that time. As ContiFinancial could exercise its put for 15% of the fair market value of the Company, that 15% was calculated at $5.9 million as of December 31, 1995. The Company, as reflected above, had already valued the Conti VSA at the end of 1994 at $1.7 million. Thus, the increase over that amount, or $4.2 million, was recorded as an expense in 1995.

     The appraisal of the fair market value of the Company as of December 31, 1995 was based on the assumption that the Conti VSA under the 1995 Agreement was outstanding as a put. The appraisal firm arrived at the fair market value of the Company as a non-public company by applying a multiplier of eight times the Company's 1995 earnings (reduced by a 40% income tax rate) of $6.5 million producing a gross value for the Company of approximately $51 million. The appraisers determined that it was unlikely that the Company would find a willing buyer to purchase the Company unless that buyer simultaneously eliminated the Conti VSA. The Company could call the Conti VSA only by paying ContiFinancial 25% of the Company's fair market value. Thus, the appraisers determined that the fair market value of the Company as of December 31, 1995 was approximately $40 million. The Company therefore concluded that the value of the Conti VSA (the put for 15% of the Company's value) was approximately $5.9 million.

FIRST QUARTER 1996

     On March 26, 1996, the Conti VSA under the 1995 Agreement was replaced by the Conti Option which has no put feature or right for ContiTrade to demand that it be redeemed for cash. Accordingly, the periodic determination of the liability and charge to earnings which had applied to the Conti VSA under the 1993 and 1995 Agreements does not apply to the Conti Option and will not apply to the Conti Warrant. However, the fair market value of the Conti Option on the date of grant, March 26, 1996, in excess of amounts previously recorded amounted to $2.6 million and was charged to expense in the first quarter of 1996 in accordance with GAAP.

RECLASSIFICATION OF LIABILITY TO STOCKHOLDERS' EQUITY

     Under GAAP, ContiFinancial's right to receive cash for the Conti VSA under the 1993 and the 1995 Agreements resulted in a charge against earnings and an equivalent reduction in the Company's stockholders' equity. The substitution of the Conti Option for the 1995 Agreement on March 26, 1996 eliminated any put or other right for ContiFinancial to obtain cash from the Company for the Conti VSA. That substitution resulted in the reclassification of the liabilities associated with the value of the Conti VSA to the Company's stockholders' equity. Accordingly, on March 26, 1996, the Company's stockholders' equity was increased by the sum of the 1994 liability of $1.7 million, the 1995 additional liability of $4.2 million and the additional liability reflected in the first quarter of 1996 for the value of the Conti VSA on March 26, 1996. Also on March 26, 1996 the value of the Conti Option in excess of amounts previously recorded was charged to expense with a corresponding amount reflected in stockholders' equity. Neither the Conti Option nor the Conti Warrant affects earnings of the Company after March 26, 1996.

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                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.01 per share (the 'Preferred Stock'). As of February 11, 1997, there were no shares of Preferred Stock outstanding and there were 21,949,142 shares of Common Stock outstanding held by 106 holders of record.

     The following description is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws, which are filed as exhibits to the registration statement of which this Prospectus is a part.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Cumulative voting in the election of directors is not permitted, which means that holders of more than one half of the outstanding shares of Common Stock can elect all the directors of the Company. Subject to preferences that may be granted to holders of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See 'Price Range of Common Stock and Dividend Policy.' In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference, if any, which may be payable to the holders of Preferred Stock. Holders of Common Stock have no conversion, preemptive or other rights to subscribe for additional shares or other securities, and there are no redemption or sinking fund provisions with respect to such shares. The issued and outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be upon payment therefor, validly issued, fully paid and non-assessable.

PREFERRED STOCK

     The Board of Directors has the authority to issue up to 10,000,000 shares of Preferred Stock and to fix the number of shares constituting any such class or series and the rights and preferences thereof, including dividend rights, terms of redemption (including sinking fund provisions), redemption price or prices, voting rights, conversion rights and liquidation preferences of the shares constituting such class or series, without any further vote or action by the Company's stockholders.

     The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval and may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby tend to protect the continuity of the Company's management.

CERTAIN STATUTORY PROVISIONS

CONTROL SHARE ACQUISITIONS

     The Company is subject to several anti-takeover provisions under Florida law. The Florida Business Corporation Act (the 'Florida Act') prohibits the voting of shares in a publicly held Florida corporation which are acquired in a 'control share acquisition' unless the board of directors approves the control share acquisition or the holders of a majority of the corporation's voting shares approve the granting of voting rights as to the shares acquired in the control share acquisition in the manner provided in the Florida Act. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within any of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power; or (iii) a majority or more of such voting power. This statutory voting restriction is not applicable in certain circumstances set forth in the Florida Act.

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AFFILIATED TRANSACTIONS

     The Florida Act also prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an 'interested stockholder' unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested stockholder; (ii) the interested stockholder has been the beneficial owner of at least 80% of the Company's outstanding voting shares for at least five years; (iii) the interested stockholder is the beneficial owner of at least 90% of the outstanding voting shares, exclusive of shares acquired from the corporation in a transaction not approved by a majority of the disinterested directors of the corporation; or (iv) the transaction is approved by the holders of two-thirds of the Company's voting shares other than those owned by the interested stockholder. An interested stockholder is defined as a person who, together with affiliates and associates, beneficially owns (as defined in Section 607.0901(1)(e), Florida Statutes) more than 10% of the Company's outstanding voting shares.

INDEMNIFICATION

     The Florida Act authorizes Florida corporations to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or other entity, against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is adjudged liable, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification. The indemnification provisions of the Florida Act require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding to which he or she was a party by reason of the fact that he or she is or was a director or officer of the corporation. The indemnification authorized under Florida law is not exclusive and is in addition to any other rights granted to officers and directors under the Articles of Incorporation or Bylaws of the corporation or any agreement between the corporation and an officer or director. See 'Management -- Employment Agreements.' A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against the officer or director and incurred by the officer or director in such capacity, or arising out of the status, as an officer or director, whether or not the corporation would have the power to indemnify him or her against such liability under the Florida Act.

LIMITATION OF LIABILITY

     Under the Florida Act, a director is not personally liable for monetary damages to the Company or any other person for acts or omissions in his or her capacity as a director except in certain limited circumstances such as certain violations of criminal law and transactions in which the director derived an improper person benefit. As a result, stockholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although injunctive or other equitable relief may be available. These provisions will not limit the liability of the Company's directors under the Federal securities laws.

PROVISIONS OF ARTICLES OF INCORPORATION AND BYLAWS

     Certain provisions of the Company's Articles of Incorporation and Bylaws summarized in the following paragraphs may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

CLASSIFIED BOARD OF DIRECTORS

     Under the Company's Articles of Incorporation and Bylaws, the Board of Directors of the Company is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. The Company's
Articles   of  Incorporation  provide  that  any   vacancies  on  the  Board  of

Directors shall be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum.

SUPERMAJORITY REQUIRED FOR ACTIONS BY WRITTEN CONSENT

     The Company's Articles of Incorporation provide that all actions taken by the stockholders must be taken at an annual or special meeting of the stockholders or by the written consent of the holders of 90% of the Company's outstanding voting shares. This provision may only be amended with the affirmative vote of the holders of 90% of the Company's outstanding voting shares.

SPECIAL MEETINGS OF STOCKHOLDERS

     The Articles of Incorporation provide that special meetings of the stockholders may only be called by a majority of the members of the Board of Directors, the Chairman of the Board or the holders of not less than 35% of the Company's outstanding voting shares. This provision will make it more difficult for stockholders to take actions opposed by the Board of Directors.

ADVANCE NOTICE REQUIREMENTS

     Under the Company's Bylaws, stockholders will be required to comply with advance notice provisions with respect to any proposal submitted for stockholder vote, including nominations for elections to the Board of Directors. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by a stockholder to be timely must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

TRANSFER AGENT

     The transfer agent for the Common Stock is American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding an aggregate of 28,149,142 shares of Common Stock. Of these shares, 13,330,000 shares will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by 'affiliates' of the Company as that term is defined under the Securities Act.

     The remaining 18,310,922 shares (assuming the exercise of all vested options and the Conti Warrant) held by existing stockholders of the Company (including the Industry Partners) are 'restricted securities' within the meaning of Rule 144 under the Securities Act and will become eligible for sale subject to the provisions of Rule 144 (subject to certain exceptions provided by Rule 701 under the Securities Act with respect to approximately 780,700 of such shares issuable upon the exercise of vested options granted under the Incentive Plan or the Directors' Plan). Of such shares, none of such shares of Common Stock have been held for more than two years by stockholders who are not affiliates of the Company and will be eligible for sale in the public market upon the expiration of the referenced lock-up agreements in reliance on Rule 144(k) under the Securities Act.

     In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, may sell an amount of restricted securities which were last purchased from the issuer or an affiliate of the issuer a minimum of two years prior to such sale, such that, within any three-month period, such person's sales do not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock, or approximately 281,491 shares immediately after the Offering, excluding the exercise of any options and 2.1 million shares issuable pursuant to the Conti Warrant, or the average weekly trading volume in the Common Stock on Nasdaq during the four calendar weeks preceding the date on which notice of such sale is filed under Rule 144(h) of the Securities Act, or if no such notice is required, the date of receipt of the order to execute the transaction. In addition, under Rule 144(k), a stockholder who is not deemed an affiliate, and has not been an affiliate for at least three months prior to the sale, is entitled to sell restricted securities which were last purchased from the issuer or an affiliate of the issuer a minimum of at least three years prior to such sale without complying with the foregoing requirements. In calculating the two and three year holding periods described above, a holder of restricted securities can include the holding period of a prior owner who was not an affiliate.

     Notwithstanding the limitations on sale described above, otherwise restricted securities may be sold at any time through an effective registration statement pursuant to the Securities Act. The Company intends to file a registration statement on Form S-8 under the Securities Act to register the 2,045,454 shares of Common Stock reserved for issuance under the Incentive Plan and the Directors' Plan (whether or not such options have been granted or vested). As a result, any shares issued upon exercise of stock options granted under such plans will be available, subject to the referenced lock-up agreements and special rules for affiliates, for resale in the public market after the effective date of such registration statement.

     The Conti Warrant provides for certain rights to register shares issued upon exercise of such warrant in a secondary offering by the Company and, after December 31, 1998, certain demand registration rights with respect to such shares.

     In connection with the acquisition of Equitystars, Mortgage America and CoreWest, the persons who received Common Stock in the tax-free exchange entered into registration rights agreements (the 'Registration Agreements') with IMC relating to such Common Stock (the 'Registrable Securities') Pursuant to the Registration Agreements, IMC agreed to afford an opportunity to register a portion of the Registrable Securities in any secondary offering being undertaken by IMC, subject, however, to rights of other holders of unregistered Common Stock to participate on a pro-rata basis and further subject to a priority in favor of IMC in the event that it is not practicable to register all securities sought to be registered.

     In addition, the Registration Agreements provide certain demand registration rights with respect to the Registrable Securities, subject to the right of IMC to delay the registration in certain circumstances. In the case of Mortgage America, the demand registration rights permit registration of the lesser of 15% of the Registrable Securities and Registrable Securities with a market value of $7.5 million on or before September 30, 1997, and, to the extent not previously registered, registration of Registrable Securities with a market value of $5.5 million with respect to two holders by June 29, 1997. Fifty percent of the Registrable Securities delivered in payment of the future contingent payment of the purchase price are to be registered when issued in early 2000.

     In the case of CoreWest, the demand registration rights permit registration of the lesser of approximately 25% of the Registrable Securities in each of 1997 and 1998 (plus, in 1998, any unregistered Registrable Securities that were permitted to be registered in 1997), except that IMC is required to register only 15% of the Registrable Securities held by management of CoreWest unless CoreWest has then achieved a certain portion of its business plan. The Registrable Securities delivered in payment of the future contingent payment of the purchase price are to be registered when issued in early 1999.

     In the case of Equitystars, all 239,999 shares are presently subject to demand registration rights.

     The expenses of any required registrations are  to be paid by IMC, but  the
holders   of  the  Registrable  Securities  are  required  to  pay  any  related underwriting commissions.

     The Company has agreed not to offer, issue, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or any rights to acquire Common Stock, for a period of 90 days after the completion of the Offering, without the prior written consent  of  Bear,  Stearns  & Co.  Inc.,  subject  to  certain  limited exceptions. Certain officers and directors of the Company and the Selling Stockholders have agreed with the Underwriters that they will not, without the prior written consent of Bear, Stearns & Co. Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable for Common Stock, for a period of 90 days after the completion of the Offering, subject to certain limited exceptions. See 'Underwriting.'

                                  UNDERWRITING

     The Underwriters named below, for whom Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc., NatWest Securities Limited and Oppenheimer & Co., Inc. are acting as representatives (the 'Representatives'), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all of such shares if any are purchased.

                                                                                  NUMBER OF
                                                                                  SHARES OF
                                 UNDERWRITER                                     COMMON STOCK
------------------------------------------------------------------------------   ------------

Bear, Stearns & Co. Inc. .....................................................
J.P. Morgan Securities Inc. ..................................................
NatWest Securities Limited....................................................
Oppenheimer & Co., Inc. ......................................................
                                                                                 ------------
     Total....................................................................     7,000,000
                                                                                 ------------
                                                                                 ------------

     The Underwriters have advised the Company that they propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a concession of not more
than  $       per share, and  the Underwriters  may allow, and  such dealers may
re-allow, a  concession of  not more  than $        per share  to certain  other
dealers. After the Offering, the price and concessions and re-allowances to dealers may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.


     Bear, Stearns & Co. Inc. and its affiliates, Bear Stearns Mortgage Capital Corporation and Bear, Stearns International Limited, provide the Company a $30.0 million credit facility which extends through October 23, 1997, and is collateralized by the I/O and residual certificates owned by the Company from the 1996-4 and 1997-1 securitizations. In addition, Bear, Stearns & Co. Inc. has acted as lead manager for six of the Company's securitizations. Bear Stearns Home Equity Trust 1996-1, an affiliate of Bear, Stearns & Co. Inc., provides the Company with a $500.0 million warehouse borrowing facility which extends through March 1997.


     NatWest Securities Limited ('NatWest'), a United Kingdom broker-dealer and a member of the Securities and Futures Authority Limited, has agreed that, as part of the distribution of the Common Stock offered hereby and subject to certain exceptions, it will not offer or sell any Common Stock within the United States, its territories or possessions or to persons who are citizens thereof or residents therein. The Underwriting Agreement does not limit the sale of the Common Stock offered hereby outside of the United States.

     NatWest has also represented and agreed that (i) it has not offered or sold and will not offer or sell any Common Stock to persons in the United Kingdom prior to admission of the Common Stock to listing in accordance with Part IV of the Financial Services Act 1986 (the 'Act') except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Act, (ii) it has complied and will comply with all applicable provisions of the Act with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the Common Stock, other than any document which consists of or any part of listing particulars, supplementary listing particulars or any other document required or permitted to be published by listing rules under Part IV of the Act, to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on.

     National Westminster Bank Plc, the parent of NatWest, provides the Company with a $20.0 million credit facility collateralized by the I/O and residual certificates owned by the Company from the 1996-2 and 1996-3 securitizations. National Westminster Bank Plc intends to assign this facility to Greenwich Capital Markets, Inc., a wholly owned subsidiary of National Westminster Bank Plc. National Westminster Bank Plc also provides the Company with a $100.0 million warehouse borrowing facility which extends through February 28, 1997. The Company and Greenwich Capital Financial Products, Inc., a wholly owned subsidiary of National Westminster Bank Plc, are currently in negotiations to renew this facility. In addition, National Westminster Bank Plc provides a `L'47.5 million (approximately $76 million as of January 31, 1997) credit facility, which extends through May 1999, to a special purpose vehicle which has an agreement with Preferred Mortgages, the Company's UK joint venture, to purchase Preferred Mortgages' loans. In addition, NatWest Capital Markets Limited, an affiliate of NatWest, has acted as co-manager for the Company's 1995-3 and 1996-3 securitizations.

     The Company and certain of the Selling Stockholders have granted a 30-day option to the Underwriters to purchase up to a maximum of 1,050,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 7,000,000 shares to be purchased by the Underwriters. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the sale of Common Stock offered hereby.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company has also agreed not to offer, issue, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock for a period of 90 days after the completion of the Offering, without the prior written consent of Bear, Stearns & Co. Inc., subject to certain limited exceptions. The executive officers and directors of the Company and the Selling Stockholders have agreed with the Underwriters that they will not, without the prior written consent of Bear, Stearns & Co. Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable for Common Stock for a period of 90 days after the completion of the Offering, subject to certain limited exceptions. See 'Shares Eligible for Future Sale.'

     In connection with the Offering, certain Underwriters and selling group members (and any of their affiliated purchasers) who are qualified registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of offers or sales of the Common Stock in the Offering. The passive market making transactions must comply with the applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security, and, if all independent bids are lowered below the passive market maker's bid, then such bid must be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     The legality of the Common Stock being offered hereby will be passed upon for the Company by Kramer, Levin, Naftalis & Frankel, 919 Third Avenue, New York, New York 10022, and for the Underwriters by Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York 10166.

                                    EXPERTS


     The consolidated financial statements of the Company as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in its report appearing elsewhere herein, and are included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


     The Company has filed with the Securities and Exchange Commission (the 'Commission') a Registration Statement on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and the schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and, with respect to any contract or other document filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by reference to such exhibit. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, as well as at the Commission's Regional Offices at Seven World Trade Center, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained in person from the Public Reference Section of the Commission at its principal office located at 450 Fifth Avenue, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding the Company. The web site can be accessed at http://www.sec.gov.


     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected, and copies of such material may be obtained upon payment of the prescribed fees, at the Commission's Public Reference Section at the addresses set forth above. The Company intends to furnish to its stockholders annual reports containing financial statements of the Company audited by its independent auditors and to make available to its stockholders upon request quarterly reports containing unaudited condensed financial statements for each of the first three quarters of each fiscal year.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                                              PAGE
                                                                                                              ----

Report of Independent Accountants..........................................................................   F-2
Financial Statements:
     Consolidated Balance Sheets as of December 31, 1995 and 1996..........................................   F-3
     Consolidated Statements of Operations for the years ended December 31, 1994, 1995 and 1996............   F-4
     Consolidated Statements of Stockholders' Equity for the years ended December 31, 1994, 1995 and
      1996.................................................................................................   F-5
     Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996............   F-6
     Notes to Consolidated Financial Statements............................................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Stockholders of
  IMC MORTGAGE COMPANY AND SUBSIDIARIES



     We have audited the accompanying consolidated balance sheets of IMC Mortgage Company and Subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of IMC Mortgage Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IMC Mortgage Company and Subsidiaries as of December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



     As discussed in Note 4, effective January 1, 1996 the Company changed its method of accounting for mortgage servicing rights.



                                          /S/ COOPERS & LYBRAND L.L.P.



Tampa, Florida
February 21, 1997

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS



                                                                                           DECEMBER 31,
                                                                                  ------------------------------
                                                                                      1995             1996
                                                                                  ------------    --------------

                                    ASSETS
Cash and cash equivalents......................................................   $  5,133,718    $   13,289,128
Securities purchased under agreements to resell................................    138,058,262       659,490,000
Accrued interest receivable....................................................      1,872,129         8,311,530
Accounts receivable............................................................      1,179,907         3,689,540
Mortgage loans held for sale...................................................    193,002,835       914,586,703
Interest-only and residual certificates........................................     14,072,771        86,246,674
Warehouse financing due from correspondents....................................         53,200         5,045,385
Furniture, fixtures and equipment  -- net......................................        679,950         1,676,822
Capitalized mortgage servicing rights..........................................        --              6,621,347
Investment in joint venture....................................................        --              1,738,760
Goodwill.......................................................................        --              1,843,144
Other assets...................................................................        498,662         4,809,152
                                                                                  ------------    --------------
          Total................................................................   $354,551,434    $1,707,348,185
                                                                                  ------------    --------------
                                                                                  ------------    --------------

                     LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
     Warehouse finance facilities..............................................   $189,819,046    $  895,132,545
     Term debt.................................................................     11,120,642        47,430,295
     Accrued and other liabilities.............................................        547,707         7,766,858
     Accrued interest payable..................................................      1,055,550         4,077,744
     Securities sold but not yet purchased.....................................    139,200,000       661,061,161
     Amounts payable for taxes.................................................      1,306,645         2,543,000
     Accrual for sharing of proportionate value of equity (Note 5).............      5,893,000          --
                                                                                  ------------    --------------
          Total liabilities....................................................    348,942,590     1,618,011,603
                                                                                  ------------    --------------
Commitments (Note 14)
Stockholders' equity:
     Preferred stock, par value $.01 per share; 10,000,000 shares authorized;
       none issued and outstanding.............................................        --               --
     Common stock, par value $.01 per share; 50,000,000 authorized; 12,000,000
       and 19,669,666 shares issued and outstanding............................         60,000           196,696
     Additional paid-in capital................................................      3,844,601        76,489,738
     Retained earnings.........................................................      1,704,243        12,650,148
                                                                                  ------------    --------------
          Total stockholders' equity...........................................      5,608,844        89,336,582
                                                                                  ------------    --------------
          Total................................................................   $354,551,434    $1,707,348,185
                                                                                  ------------    --------------
                                                                                  ------------    --------------


  The accompanying notes are an integral part of these consolidated financial statements.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                                       -----------------------------------------
                                                                          1994           1995           1996
                                                                       -----------    -----------    -----------
Revenues:
     Gain on sales of loans.........................................   $ 8,583,277    $20,680,848    $46,229,615
     Additional securitization transaction expense (Note 5).........      (560,137)    (5,547,037)    (4,157,644)
                                                                       -----------    -----------    -----------
          Net gain on sale of loans.................................     8,023,140     15,133,811     42,071,971
                                                                       -----------    -----------    -----------
     Warehouse interest income......................................     2,510,062      7,884,679     37,463,583
     Warehouse interest expense.....................................    (1,610,870)    (6,006,919)   (24,534,896)
                                                                       -----------    -----------    -----------
          Net warehouse interest income.............................       899,192      1,877,760     12,928,687
                                                                       -----------    -----------    -----------
     Servicing fees.................................................        99,224      1,543,339      6,749,995
     Other revenues.................................................     1,072,855      1,117,903      3,903,638
                                                                       -----------    -----------    -----------
          Total servicing fees and other............................     1,172,079      2,661,242     10,653,633
                                                                       -----------    -----------    -----------
          Total revenues............................................    10,094,411     19,672,813     65,654,291
                                                                       -----------    -----------    -----------
Expenses:
     Compensation and benefits......................................     3,348,236      5,139,386     16,006,553
     Selling, general and administrative expenses...................     2,000,401      3,477,677     15,652,381
     Sharing of proportionate value of equity (Note 5)..............     1,689,000      4,204,000      2,555,000
     Other..........................................................        14,143        297,743      2,321,413
                                                                       -----------    -----------    -----------
          Total expenses............................................     7,051,780     13,118,806     36,535,347
                                                                       -----------    -----------    -----------
     Income before income taxes.....................................     3,042,631      6,554,007     29,118,944
     Provision for income taxes.....................................       --             --          (4,206,000)
                                                                       -----------    -----------    -----------
Net income..........................................................   $ 3,042,631    $ 6,554,007    $24,912,944
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------
Unaudited Pro Forma Data (giving effect to provision for income taxes):
     Income before provision for income taxes.......................                  $ 6,554,007     29,118,944
     Pro forma provision for income taxes (Note 4)..................                    2,522,000     11,190,000
                                                                                      -----------    -----------
     Pro forma net income...........................................                  $ 4,032,007     17,928,944
                                                                                      -----------    -----------
                                                                                      -----------    -----------
     Pro forma net income per common share..........................                  $      0.25    $      0.94
     Weighted average number of shares outstanding..................                   15,871,504     19,165,304


  The accompanying notes are an integral part of these consolidated financial statements.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                 COMMON STOCK         ADDITIONAL      RETAINED
                                            ----------------------      PAID-IN       EARNINGS
                                              SHARES       AMOUNT       CAPITAL       (DEFICIT)        TOTAL
                                            ----------    --------    -----------    -----------    -----------

Stockholders' equity at January 1,
  1994...................................    6,000,000    $ 60,000    $ 1,739,063    $  (349,971)   $ 1,449,092
Cash contributions.......................       --           --         1,554,959        --           1,554,959
Contributions in foregone premiums.......       --           --           530,579        --             530,579
Net income...............................       --           --           --           3,042,631      3,042,631
Distributions for taxes (Note 3).........       --           --           --            (721,250)      (721,250)
                                            ----------    --------    -----------    -----------    -----------
Stockholders' equity at December 31,
  1994...................................    6,000,000      60,000      3,824,601      1,971,410      5,856,011
Cash contributions.......................       --           --            20,000        --              20,000
Net income...............................       --           --           --           6,554,007      6,554,007
Distributions for taxes (Note 3).........       --           --           --          (6,821,174)    (6,821,174)
                                            ----------    --------    -----------    -----------    -----------
Stockholders' equity at December 31,
  1995...................................    6,000,000      60,000      3,844,601      1,704,243      5,608,844
Issuance of options to ContiFinancial
  (Note 5)...............................       --           --         8,448,000        --           8,448,000
Common stock issued in public offering...    3,565,000      35,650     58,167,727        --          58,203,377
Reclassification of partnership
  earnings...............................       --           --         4,124,456     (4,124,456)       --
Conversion of convertible preferred
  stock..................................      119,833       1,198      2,004,802        --           2,006,000
Stock options exercised..................      150,000       1,500         (1,500)       --             --
Net income...............................       --           --           --          24,912,944     24,912,944
Distributions for taxes (Note 3).........       --           --           --          (9,842,583)    (9,842,583)
Two-for-one stock split (Note 1).........    9,834,833      98,348        (98,348)       --             --
                                            ----------    --------    -----------    -----------    -----------
Stockholders' equity at December 31,
  1996...................................   19,669,666    $196,696    $76,489,738    $12,650,148    $89,336,582
                                            ----------    --------    -----------    -----------    -----------
                                            ----------    --------    -----------    -----------    -----------


  The accompanying notes are an integral part of these consolidated financial statements.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                              FOR THE YEAR ENDED DECEMBER
                                                                                                          31,
                                                                                             -----------------------------
                                                                                                 1994            1995
                                                                                             ------------    -------------
Operating activities:
  Net income..............................................................................   $  3,042,631    $   6,554,007
Adjustments to reconcile net income to net cash used in operating activities:
  Sharing of proportionate value of equity................................................      1,689,000        4,204,000
  Foregone premiums.......................................................................        530,579         --
  Depreciation and amortization...........................................................         98,285          163,798
  Capitalized mortgage servicing rights...................................................        --              --
  Net loss in joint venture...............................................................        --              --
  Non-recurring benefit associated with the conversion of
  Partnership to C Corporation............................................................        --              --
  Deferred taxes..........................................................................        --              --
Net change in operatng assets and liabilities, net of effects from purchase of Mortgage
  Central Corp.:
  Increase in mortgage loans held for sale................................................    (21,023,760)    (164,007,085)
  Decrease (increase) in securities purchased under agreement to resell and securities
    sold but not yet purchased............................................................        --             1,141,738
  Increase in accrued interest receivable.................................................       (175,470)      (1,653,412)
  Decrease (increase) in warehouse financing due from correspondents......................        --                 3,800
  Increase in interest-only and residual certificates.....................................     (2,953,130)     (10,669,041)
  (Increase) decrease in other assets.....................................................         13,338         (370,667)
  Increase in accounts receivable.........................................................       (292,053)        (884,904)
  Increase in accrued interest payable....................................................        486,828          546,974
  Decrease in deferred income.............................................................        --              (450,600)
  Increase in amounts payable for taxes...................................................        --              --
  Increase in accrued and other liabilities...............................................        185,596          141,762
                                                                                             ------------    -------------
  Net cash used in operating activities...................................................    (18,398,156)    (165,279,630)
                                                                                             ------------    -------------
Investing activities:
  Investment in joint venture.............................................................        --              --
  Purchase of furniture, fixtures and equipment...........................................       (292,809)        (391,132)
                                                                                             ------------    -------------
  Net cash used in investing activities...................................................       (292,809)        (391,132)
                                                                                             ------------    -------------
Financing activities:
  Issuance of common stock................................................................        --              --
  Contributions from partners.............................................................      1,554,959           20,000
  Distributions to partners for taxes.....................................................       (721,250)      (5,514,529)
  Borrowings -- warehouse.................................................................    288,530,292      711,907,906
  Borrowings -- term debt.................................................................        --            11,120,642
  Repayments of borrowings -- warehouse...................................................   (268,008,343)    (549,820,719)
  Repayments of borrowings -- term debt...................................................        --              --
                                                                                             ------------    -------------
  Net cash provided by financing activities...............................................     21,355,658      167,713,300
                                                                                             ------------    -------------
  Net increase in cash and cash equivalents...............................................      2,664,693        2,042,538
  Cash and cash equivalents, beginning of period..........................................        426,487        3,091,180
                                                                                             ------------    -------------
  Cash and cash equivalents, end of period................................................   $  3,091,180    $   5,133,718
                                                                                             ------------    -------------
                                                                                             ------------    -------------
Supplemental disclosure cash flow information: Cash paid during the year for interest.....   $  1,364,920    $   5,459,945
                                                                                             ------------    -------------
                                                                                             ------------    -------------
Cash paid during the year for taxes.......................................................   $    --         $    --
                                                                                             ------------    -------------
                                                                                             ------------    -------------
Supplemental disclosure of noncash financing and investing activities: Contributed capital
  via foregone premiums (Note 3)..........................................................   $    530,579    $    --
                                                                                             ------------    -------------
                                                                                             ------------    -------------
Acquisition of assets of Mortgage Central Corp. (Note 6)..................................   $    --         $    --
                                                                                             ------------    -------------
                                                                                             ------------    -------------
Amounts payable for taxes (Note 3)........................................................   $    --         $   1,306,645
                                                                                             ------------    -------------
                                                                                             ------------    -------------
Issuance of options to ContiFinancial.....................................................   $    --         $    --
                                                                                             ------------    -------------
                                                                                             ------------    -------------


                                                                                                  1996
                                                                                            ----------------
Operating activities:
  Net income..............................................................................  $     24,912,944
Adjustments to reconcile net income to net cash used in operating activities:
  Sharing of proportionate value of equity................................................         2,555,000
  Foregone premiums.......................................................................         --
  Depreciation and amortization...........................................................         1,649,621
  Capitalized mortgage servicing rights...................................................        (7,861,913)
  Net loss in joint venture...............................................................           852,250
  Non-recurring benefit associated with the conversion of
  Partnership to C Corporation............................................................        (3,600,000)
  Deferred taxes..........................................................................           879,000
Net change in operatng assets and liabilities, net of effects from purchase of Mortgage
  Central Corp.:
  Increase in mortgage loans held for sale................................................      (721,346,574)
  Decrease (increase) in securities purchased under agreement to resell and securities
    sold but not yet purchased............................................................           429,423
  Increase in accrued interest receivable.................................................        (6,439,401)
  Decrease (increase) in warehouse financing due from correspondents......................        (4,992,185)
  Increase in interest-only and residual certificates.....................................       (72,173,903)
  (Increase) decrease in other assets.....................................................        (1,610,356)
  Increase in accounts receivable.........................................................        (2,509,633)
  Increase in accrued interest payable....................................................         3,022,194
  Decrease in deferred income.............................................................         --
  Increase in amounts payable for taxes...................................................         2,543,000
  Increase in accrued and other liabilities...............................................         6,977,434
                                                                                            ----------------
  Net cash used in operating activities...................................................      (776,713,099)
                                                                                            ----------------
Investing activities:
  Investment in joint venture.............................................................        (2,591,010)
  Purchase of furniture, fixtures and equipment...........................................        (1,217,782)
                                                                                            ----------------
  Net cash used in investing activities...................................................        (3,808,792)
                                                                                            ----------------
Financing activities:
  Issuance of common stock................................................................        58,203,377
  Contributions from partners.............................................................         --
  Distributions to partners for taxes.....................................................       (11,149,228)
  Borrowings -- warehouse.................................................................     1,796,117,164
  Borrowings -- term debt.................................................................        51,065,610
  Repayments of borrowings -- warehouse...................................................    (1,090,803,665)
  Repayments of borrowings -- term debt...................................................       (14,755,957)
                                                                                            ----------------
  Net cash provided by financing activities...............................................       788,677,301
                                                                                            ----------------
  Net increase in cash and cash equivalents...............................................         8,155,410
  Cash and cash equivalents, beginning of period..........................................         5,133,718
                                                                                            ----------------
  Cash and cash equivalents, end of period................................................  $     13,289,128
                                                                                            ----------------
                                                                                            ----------------
Supplemental disclosure cash flow information: Cash paid during the year for interest.....  $     23,834,115
                                                                                            ----------------
                                                                                            ----------------
Cash paid during the year for taxes.......................................................  $        796,310
                                                                                            ----------------
                                                                                            ----------------
Supplemental disclosure of noncash financing and investing activities: Contributed capital
  via foregone premiums (Note 3)..........................................................  $      --
                                                                                            ----------------
                                                                                            ----------------
Acquisition of assets of Mortgage Central Corp. (Note 6)..................................  $      2,190,791
                                                                                            ----------------
                                                                                            ----------------
Amounts payable for taxes (Note 3)........................................................  $      --
                                                                                            ----------------
                                                                                            ----------------
Issuance of options to ContiFinancial.....................................................  $      8,448,000
                                                                                            ----------------
                                                                                            ----------------


  The accompanying notes are an integral part of these consolidated financial statements.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



1. ORGANIZATION AND BASIS OF PRESENTATION



     IMC Mortgage Company (the 'Company') was formed in 1993 by a team of executives experienced in the non-conforming home equity loan industry. The Company was originally structured as a partnership, Industry Mortgage Company, L.P. (the 'Partnership'), which became a wholly owned subsidiary of the Company in June 1996 when the limited partners (the 'Partners') and the general partner exchanged their partnership interests for voting common shares (the 'exchange' or 'recapitalization') of IMC Mortgage Company. The exchange was consummated on an historical cost basis as all entities were under common control. Accordingly, since June 1996, IMC Mortgage Company (the 'Company') has owned 100% of the limited partnership interests in the Partnership and 100% of the general partnership interest in the Partnership. At the time of the exchange, the retained earnings previously reflected by the Partnership were transferred to additional paid-in capital.



     The accompanying consolidated financial statements include the accounts of the Company, the Partnership and their wholly owned subsidiaries, after giving effect to the exchange as if it had occurred at inception. All inter-company transactions have been eliminated in the accompanying consolidated financial statements.



     On January 27, 1997, the Board of Directors declared a two-for-one split of common stock payable on February 13, 1997 to stockholders of record as of February 6, 1997. A total of $98,348 was transferred from additional paid-in-capital to the stated value of common stock in connection with the stock split. This transaction has been recorded herein in the year ended December 31, 1996. The par value of the common stock remains unchanged. All share and per share amounts have been restated retroactively herein to reflect the stock split except with respect to periods presented in the consolidated statements of stockholders' equity prior to December 31, 1996.



2. NATURE OF BUSINESS



     The Company purchases and originates mortgage loans made to borrowers who may not otherwise qualify for conventional loans for the purpose of securitization and sale. The Company securitizes these mortgages into the form of a Real Estate Mortgage Investment Conduit ('REMIC'). A significant portion of the mortgages are sold on a servicing retained basis.



3. DESCRIPTION OF PARTNERSHIP AGREEMENT



CAPITAL CONTRIBUTIONS



     Each Partner owning a full partnership share contributed $100,000 in cash and was required to make additional contributions in either loan volume (via foregone premiums) or in cash until its respective capital contribution reached $380,000, which occurred in 1994. Foregone premiums represent the difference between the amount paid by the Partnership for mortgage loans to Partners who opted to make additional contributions in loan volume and the value set forth in a pricing schedule (estimated fair value) delivered to the Partners at the time of purchase.



PURCHASES FROM PARTNERS



     As of December 31, 1996, a majority of the Partners were required to sell to the Company on prevailing market terms and conditions, an aggregate of $162.0 million of home equity loans per year. As a result of the Company's acquisition of two of the Partners (Mortgage America and Equity Mortgage -- see Note 16) effective January 1, 1997, the contractual annual sales commitment of the

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



Partners was reduced by $36.0 million to $126.0 million. Loans purchased from Partners during 1994, 1995 and 1996 approximated $115,976,000, $148,420,000 and
$337,505,000, respectively.



INCOME TAXES



     All the tax effects of the Partnership's income or loss were passed through to the partners individually, therefore, no Federal income taxes were payable by the Partnership. State and Federal income taxes related to the Partnership's corporate subsidiaries were not material.



     Under the terms of the partnership agreement, the Company was obligated to make quarterly cash distributions to the partners equal to 45% of profits (as defined in the partnership agreement) to enable the partners to pay taxes with respect to their partnership interests. Distributions to partners for income taxes were $721,250, $6,821,174 and $9,842,583 for the years ended December 31, 1994, 1995 and 1996, respectively. Distributions include cash paid to partners as well as distributions accrued but not yet paid. The amount payable to partners for taxes (including interest) at December 31, 1995 and 1996 was $1,306,645 and $0, respectively.



4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



CASH AND CASH EQUIVALENTS



     Cash and cash equivalents consist of cash on hand and on deposit at financial institutions. Cash and cash equivalents include interest bearing deposits of $5,133,718 and $13,289,128 at December 31, 1995 and 1996,
respectively.



INTEREST-ONLY AND RESIDUAL CERTIFICATES



     The Company originates and purchases mortgages for the purpose of securitization and whole loan sale. The Company securitizes these mortgages into the form of a REMIC. A REMIC is a multi-class security with certain tax advantages  which  derives  its  monthly  principal  paydowns  from  a  pool  of underlying mortgages. The senior classes of the REMICs are sold, with the subordinated classes (or a portion thereof) retained by the Company. The amount of senior classes of REMICs outstanding at December 31, 1995 and 1996 was $418,251,000 and $1,133,644,000, respectively. During 1995, the Company securitized $380 million of loans through three REMICs and, during 1996, the Company securitized $935 million of loans through four REMICs.



     The Company initially records these securities at their allocated cost based upon the present value of the interest in the cash flows retained by the Company after considering various economic factors, including interest rates, collateral value and estimates of the value of future cash flows from the REMIC mortgage pools under expected loss and prepayment assumptions discounted at a market yield. The weighted average rate used to discount the cash flows range from 11% to 11.5%, and the assumed loss rate is 50 basis points per year.



     In 1994, the  Company adopted Statement  of Financial Accounting  Standards
(SFAS) No. 115, 'Accounting for Certain Investments in Debt and Equity Securities' ('SFAS 115'), which requires fair value accounting for these securities. In accordance with the provisions of SFAS 115, the Company classifies interest-only and residual certificates as `trading securities' and, as such, they are recorded at fair value with the resultant unrealized gain or loss recorded in the results of operations in the period of the change in value. The Company determines fair value at inception and on an ongoing basis based on a discounted cash flow analysis. The cash flows are estimated as the excess of the weighted average coupon on each pool of mortgage loans sold over the sum of the pass-through interest rate plus a normal servicing fee, a trustee fee, an insurance fee and an estimate of annual future credit losses related to the mortgage loans securitized over the life of the mortgage loans.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



     These cash flows are projected over the life of the mortgage loans using prepayment, default, and interest rate assumptions that market participants would use for similar financial instruments subject to prepayment, credit and interest rate risk. The fair valuation includes consideration of the following characteristics: loan type, size, interest rate, date of origination, term and geographic location. The Company also used other available information such as externally prepared reports on prepayment rates, interest rates, collateral value, economic forecasts and historical default and prepayment rates of the portfolio under review.



CAPITALIZED MORTGAGE SERVICING RIGHTS



     Effective January 1, 1996, the Company adopted SFAS No. 122 'Accounting for Mortgage Servicing Rights' ('SFAS 122'), superseded in June 1996 by SFAS No. 125 'Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities' ('SFAS 125'), which is effective in January 1997. The SFAS's require that upon sale or securitization of mortgages, companies capitalize the cost associated with the right to service mortgage loans based on their relative fair values. The Company determines fair value based on the present value of estimated net future cash flows related to servicing income. The cost allocated to the servicing rights is amortized in proportion to and over the period of estimated net future servicing fee income. Under SFAS 122, the Company capitalized and amortized approximately $7,818,000 and $1,197,000, respectively, of capitalized mortgage servicing rights, resulting in additional operating income of approximately $6,621,000 for the year ended December 31, 1996. The effect on unaudited pro forma net income and pro forma net income per common share for the year ended December 31, 1996 was an increase of $4,050,000 and $0.21, respectively.



     Prior to the adoption of SFAS 122, servicing rights acquired through loan origination activities were recorded in the period the loans were serviced.



     The Company periodically reviews capitalized servicing fees receivable for impairment. This review is performed on a disaggregated basis for the predominant risk characteristics of the underlying loans which are loan type, term and credit quality. The Company generally makes loans to borrowers whose borrowing needs may not be met by traditional financial institutions due to credit exceptions. The Company has found that these borrowers are more payment sensitive rather than interest rate sensitive. As such the Company does not consider interest rates a predominant risk characteristic for purposes of impairment. Impairment is recognized in a valuation allowance for each disaggregated stratum in the period of impairment. The carrying amount of capitalized mortgage servicing rights is deemed to be a reasonable estimate of their fair value.



SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL/SECURITIES SOLD BUT NOT YET PURCHASED



     To hedge the interest rate risk on loan purchases, the Company sells short United States Treasury securities which match the duration of the fixed rate mortgage loans held for sale and borrows the securities under agreements to resell.



     Securities sold but not yet purchased are recorded on a trade date basis and are carried at market value. The unrealized gain or loss on these instruments is deferred and recognized upon securitization as an adjustment to the carrying value of the hedged mortgage loans. The cost to carry securities purchased under agreements to resell is recorded as incurred.



     Securities purchased under agreements to resell are recorded on a trade date basis and are carried at the amounts at which the securities will be resold.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



MORTGAGE LOANS HELD FOR SALE



     Mortgage loans held for sale are mortgages the Company plans to sell or securitize. Mortgage loans held for sale are stated at lower of aggregate cost or market. The cost is net of any deferred hedging gain or loss. Market value is determined by outstanding commitments from investors, if any, or current investor yield requirements on the aggregate basis. The Company evaluates the need for an allowance for loan losses to cover losses related to mortgage loans held for sale based upon periodic analysis of the portfolio, economic conditions and trends, historical credit loss experience, borrowers ability to repay and collateral values. The allowance for loan losses at December 31, 1995 and 1996 was $0 and $1,100,000, respectively.



REVENUE RECOGNITION



     Gains on the sale of mortgage loans representing the difference between the sales price and the net carrying amount (which includes any hedging gains and losses) of the loan are recognized when mortgage loans are sold and delivered to investors. For securitizations of mortgage loans, the gain on the sale of the loans represents the present value of the differential between interest earned on the portion of loans sold and interest paid to investors less related costs over the expected life of the loans, adjusted for projected prepayments, expected charge-offs, foreclosure expenses and a normal servicing fee.



     Interest income on the interest-only and residual certificates, included in other revenues in the statement of operations, is recognized on the interest method as earned and deemed collectible. Other income consists primarily of interest on interest-only and residual certificates and earnings on deposits. Warehouse interest income on mortgage loans held for sale is recognized on the accrual method.



     The Company generally retains servicing rights and recognizes servicing income from fees, prepayment penalties and late payment charges earned for servicing the loans owned by certificate holders and others. Servicing fees are generally earned at a rate of approximately 1/2 of 1%, on an annualized basis, of the unamortized loan balance being serviced. Servicing fee income is recognized as collected.



FURNITURE, FIXTURES AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION



     Furniture, fixtures and equipment are carried at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the useful life of the improvements.



GOODWILL



     Goodwill represents the excess of cost over fair value of net tangible assets acquired by acquisition through December 31, 1996. Such excess of cost over fair value of net tangible assets acquired in 1996 is being amortized on a straight-line basis over twenty-five years. Amortization expense was $71,404 for the year ended December 31, 1996. Management periodically reviews the potential impairment of goodwill on a non-discounted cash flow basis to assess recoverability. If the estimated future cash flows are projected to be less than the carrying amount, an impairment write-down (representing the carrying amount of the goodwill which exceeds the present value of estimated expected future cash flows) would be recorded as a period expense.



RECENT ACCOUNTING PRONOUNCEMENTS



     In June 1996, the Financial Accounting Standards Board (FASB) issued SFAS 125, which is effective for transactions that occur after December 31, 1996, and will be applied prospectively. SFAS

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



125 requires the Company to allocate the total cost of mortgage loans sold among the mortgage loans sold, interest-only and residual certificates and servicing rights based on their relative values. The Company will apply the new rules prospectively beginning in the first quarter of 1997. The actual effect of implementing this new statement on the Company's financial condition and results of operations will depend on various factors determined at the end of a reporting period, including the amount of originated and purchased production, the level of interest rates and market estimates of future prepayment and loss rates. Accordingly, the Company can not determine at this time the ultimate impact on its future earnings of applying the provision of SFAS 125, but does not expect the results under SFAS 125 to differ materially from results which would have emerged under SFAS 122.



USE OF ESTIMATES



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



RECLASSIFICATIONS



     Certain amounts in the 1994 and 1995 financial statements have been reclassified to conform with the 1996 classifications.



UNAUDITED PRO FORMA DATA



     The Partnership which is included in the consolidated financial statements became a wholly owned subsidiary of the Company after the plan of exchange described in Note 1 was consummated. The Partnership made no provision for income taxes since the Partnership's income or losses were passed through to the partners individually.



     The Partnership became subject to income taxes as of June 24, 1996, the effective date of the exchange. The unaudited pro forma data included in the consolidated statements of operations of the Company includes a pro forma provision for income taxes to indicate what these taxes would have been had the exchange occurred in prior periods.



     The following unaudited pro forma information reflects the income tax expense that the Company would have incurred if it had been subject to Federal and state income taxes for the entire year ended December 31, 1995 and 1996.



                                                                                    DECEMBER 31,
                                                                             --------------------------
                                                                                1995           1996
                                                                             -----------    -----------

Pro forma current:
     Federal..............................................................   $ 3,904,000    $ 8,910,000
     State................................................................       649,000      1,894,000
                                                                             -----------    -----------
                                                                               4,553,000     10,804,000
                                                                             -----------    -----------
Pro forma deferred:
     Federal..............................................................    (1,843,000)       318,000
     State................................................................      (188,000)        68,000
                                                                             -----------    -----------
                                                                              (2,031,000)       386,000
                                                                             -----------    -----------
Pro forma provision for income taxes......................................   $ 2,522,000    $11,190,000
                                                                             -----------    -----------
                                                                             -----------    -----------

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



     The following unaudited pro forma information reflects the reconciliation between the statutory provision for income taxes and the pro forma provision relating to the income tax expense the Company would have incurred had the Partnership been subject to federal and state income taxes.



                                                                                 FOR THE YEAR ENDED
                                                                                    DECEMBER 31,
                                                                              -------------------------
                                                                                 1995          1996
                                                                              ----------    -----------

Income tax at federal statutory rate.......................................   $2,272,000    $10,192,000
State taxes, net of federal benefit........................................      232,000      1,310,000
Nondeductible expenses.....................................................       18,000         36,000
Other, net.................................................................       --           (348,000)
                                                                              ----------    -----------
Pro forma provision for income taxes.......................................   $2,522,000    $11,190,000
                                                                              ----------    -----------
                                                                              ----------    -----------



PRO FORMA EARNINGS PER SHARE



     Pro forma net income per common share has been computed using the weighted average number of common shares and dilutive common share equivalents outstanding during the period after giving effect to the recapitalization described in Note 1. Dilutive common share equivalents consist of stock options (calculated using the treasury stock method) and convertible preferred stock. Pursuant to the requirements of the Securities and Exchange Commission, common shares and common equivalent shares issued at prices below the public offering price of $9 per share during the twelve months immediately preceding the date of the initial filing of the Registration Statement have been included in the calculation of common shares and common share equivalents, using the treasury stock method, as if they were outstanding for all periods presented.



     Weighted average number of shares outstanding is comprised of the following for the years ended December 31:



                                                                                  1995          1996
                                                                               ----------    ----------

Weighted average number of common shares outstanding........................   12,000,000    15,981,520
Additional shares deemed to be outstanding:
     Cheap stock............................................................    3,871,504     3,169,090
     Employee stock options.................................................       --            14,694
                                                                               ----------    ----------
Weighted average number of common shares and common share equivalents.......   15,871,504    19,165,304
                                                                               ----------    ----------
                                                                               ----------    ----------



5. STRATEGIC ALLIANCE



     The Company relied on ContiFinancial Corporation and its subsidiaries and affiliates ('ContiFinancial') to provide the original credit facility for funding its loan purchases and originations as well as their expertise and assistance in loan securitization. In 1994, 1995 and 1996, the securitizations were structured so that ContiFinancial received, in exchange for cash of $2,109,011, $18,424,827 and $8,632,647, respectively, interest-only and residual certificates with estimated values of $3,035,000, $25,054,000 and $13,444,000, respectively. In addition, ContiFinancial paid $365,852, $1,082,136 and $653,709 in expenses related to securitizations in 1994, 1995 and 1996, respectively. The difference between the estimated value of the interest-only and residual certificates provided to ContiFinancial and the total amount of cash received and expenses paid by ContiFinancial amounts to $560,137, $5,547,037 and $4,157,644 in 1994, 1995 and 1996, respectively, and has been recorded as additional securitization transaction expense.



     In August 1993, the Company entered into a five-year agreement ('1993 Agreement') with ContiFinancial which provided the Company with a warehouse line of credit, a standby credit facility,

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



and certain investment banking services. In compensation for these services, the Company agreed to pay a commitment fee to ContiFinancial equal to 0.50% of the agreement limit ($10 million) in the first year and 0.75% of the agreement limit minus the weighted average advance balance for the prior year, payable on each anniversary of the first purchase date. Total commitment fees paid to ContiFinancial pursuant to the 1993 Agreement were $50,000 in 1994.



     Pursuant to the 1993 Agreement, the Company agreed to share the value of the partnership through a contingent fee based on a percentage of Residual Company Equity (as defined in the 1993 Agreement) to be paid in cash at the termination of the agreement. At December 31, 1993, there was no Residual Company Equity and accordingly no liability was recorded. At December 31, 1994, the Company had Residual Company Equity and accordingly the Company accrued a liability (sharing of proportionate value of equity) to reflect the contingent fee payable of $1,689,000 at December 31, 1994 with a corresponding charge in the statement of operations.



     On January 12, 1995, the Company and ContiFinancial entered into a revised ten-year agreement (the '1995 Agreement') which replaced the 1993 Agreement and provided for contingent fees based on the fair market value of the Company (as defined). The amount of the contingent fee ranged from 15% to 25% of the fair market value of the Company if ContiFinancial or the Company, respectively, elected to terminate these arrangements. In the event that the agreement expired with neither ContiFinancial nor the Company electing to terminate the arrangements, the fee would have been 20% of the fair market value of the Company. If the Company made any distributions to the partners other than those made as tax distributions and returns of partnership equity, the Company would have been required to distribute an amount to ContiFinancial equal to 25% of these other distributions. At December 31, 1995, the Company accrued $5,893,000 (based on an independent appraisal of the fair market value of the Company) representing the estimated amount that would have been payable to ContiFinancial had ContiFinancial elected to terminate the 1995 Agreement as of December 31, 1995. The increase in the amount of the accrual at December 31, 1995 related to the 1995 Agreement over the amount accrued at December 31, 1994 related to the 1993 Agreement was recorded as a charge to earnings for 1995.



     In March 1996, the Company and ContiFinancial replaced the 1995 Agreement with an agreement (the '1996 Agreement') which eliminated the ability of ContiFinancial to obtain or require a cash payment as provided for in the 1993 and 1995 Agreements and provided ContiFinancial options to acquire an interest in the Company for a nominal amount. On June 24, 1996, the effective date of the exchange described in Note 1, the option was converted into a warrant exercisable for a de minimus amount for 3,000,000 shares of the Company's common stock. The warrant contains normal anti-dilution provisions. ContiFinancial has certain rights to join in registration of additional shares of stock and under certain conditions after the expiration of a four-year time period, to require that shares subject to ContiFinancial's warrants be registered by the Company or its successor. The liability that had been established under the 1995 Agreement was reclassified to paid in capital in March 1996 in conjunction with the issuance of the ContiFinancial option. The fair value of the option at the date of grant (March 26, 1996) was estimated to be $8,448,000 based on an independent appraisal of the option. The Company recorded expense of $2,555,000 for the year ended December 31, 1996, representing the excess of the estimated fair value of the option at the date of grant over the amount accrued at December 31, 1995 pursuant to the 1995 Agreement.



6. ACQUISITION OF ASSETS OF MORTGAGE CENTRAL CORPORATION



     On January 1, 1996, the Company acquired certain assets of Mortgage Central Corp., a Rhode Island corporation ('MCC'), a mortgage banking company which did business under the name `Equitystars' primarily in Rhode Island, New York, Connecticut and Massachusetts. The initial purchase price ($2,006,000) for certain assets of MCC was paid by delivery to MCC of Series A voting, convertible preferred stock of the Company, with contingency payments (capped at $2,550,000) over

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



two years based on performance. The preferred stock had a liquidation preference of $100 per share plus preferred dividends accruing at 8% per annum from the date of issuance until redemption or liquidation. The preferred stock was converted into 239,666 shares of the Company's common stock upon closing of the Company's initial public offering in June 1996.



     The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price of $2,006,000 has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price of $2,006,000 over the fair values of the net assets was approximately $1,730,000 and was recorded as goodwill. Additional purchase price consideration of approximately $185,000 was recorded as goodwill in 1996 related to the contingent payment terms of the acquisition. Any additional consideration will also be accounted for as goodwill.



     The operating results of MCC have been included in the consolidated statement of income from the date of acquisition on January 1, 1996. On the basis of a pro forma consolidation of the results of operations as if the acquisition had taken place at the beginning of 1995, consolidated total revenues would have approximated $24,193,000 for the year ended December 31, 1995. Consolidated income would not have been materially different from the reported amount for the year ended December 31, 1995. Such amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of 1995.



7. JOINT VENTURE



     In March 1996, the Company entered into an agreement to form a joint venture (Preferred Mortgages Limited) in the United Kingdom to originate and purchase mortgages made to borrowers who may not otherwise qualify for conventional loans for the purpose of securitization and sale. The Company and a second party each own 45% of the joint venture, and a third party owns the remaining 10%. The original investment in the joint venture represents the acquisition of 675,000 shares of the joint venture stock for $1,031,737 and a note receivable from the joint venture for $1,031,737. Additionally, at December 31, 1996, the Company had loaned to the joint venture $527,536. The note and loan bear interest at 3% per annum above LIBOR. Principal repayment on the note is to begin when the joint venture's Board of Directors determine the joint venture has sufficient available profits. The loan is due upon demand. To the extent not previously repaid, all principal is due December 31, 2040. The investment in the joint venture is accounted for under the equity method and through December 31, 1996 was not material in relation to the financial position or results of operations of the Company.



8. COLLATERALIZED OBLIGATIONS



WAREHOUSE FINANCE FACILITIES



     The Company has a $400 million uncommitted warehouse facility with Bear Stearns Home Equity Trust 1996-1 which also provides additional warehouse financing on an as offered basis and, which may result in amounts borrowed to be in excess of $400.0 million. This facility bears interest at LIBOR plus 0.875% and expires in March 1997. Approximately $441.0 million was outstanding under this facility at December 31, 1996. In February 1997, the warehouse facility was increased to $500 million.



     Additionally, the Company had approximately $580.6 million available under numerous other warehouse lines of credit, of which approximately $454.1 million was outstanding at December 31, 1996 ($113.2 million was through ContiFinancial). Interest rates ranged from 6.5% to 7.2% as of December 31, 1996 and all borrowings mature within one year. Outstanding borrowings on the Company's warehouse financing facilities are collateralized by mortgage loans held for sale and warehouse financing due from correspondents at December 31, 1996 and servicing rights on approximately $250 million of

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



mortgage loans. Upon the sale of these loans and the repayment of warehouse financing due from correspondents, the borrowings under these lines will be repaid.



TERM DEBT



     The Company has available a line of credit under a term debt with ContiFinancial for $15,000,000, the entire amount of which was outstanding at December 31, 1996. Outstanding borrowings bear interest based on LIBOR plus 1.70% (which was 7.3% at December 31, 1996) and are collateralized by the Company's interest in certain interest-only and residual certificates. This agreement terminates in January 2000.



     The Company also has available a $20,000,000 credit facility which matures in August 1999 and bears interest at 2.75% per annum in excess of LIBOR. At December 31, 1996, $11,299,291 was outstanding under this credit facility and is collateralized by the Company's interest in a residual certificate. In January 1997, the Company borrowed an additional $6,218,183 under this facility.



     In 1996, Bear, Stearns & Co. Inc. and its affiliates, Bear Stearns Mortgage Capital Corporation and Bear, Stearns International Limited, agreed to provide the Company with a $30 million credit facility which extends through October 1997 and is collateralized by certain interest-only and residual certificates owned by the Company. At December 31, 1996, $14,127,595 was outstanding under this credit facility, which bears interest at 1.75% per annum in excess of LIBOR. In January 1997, the Company borrowed an additional $15,250,000 under this facility.



     At December 31, 1996, the Company had borrowed $7,003,409 under agreements which mature through August 1998, bearing interest at rates ranging from 1.25% to 2.00% per annum in excess of LIBOR which were collateralized by certain interest-only and residual certificates.



     The  Company also has available a  $7 million credit facility which matures
July 31, 1999 and bears interest at 10% per annum from an affiliate of a stockholder. At December 31, 1996, no amounts were outstanding under this credit facility. In February 1997, the Company borrowed approximately $6,800,000 under the facility.



     In December 1996, the Company executed an agreement with the Bank of Boston whereby Bank of Boston provides a $25 million one year revolving credit facility subject to the following sublimits and terms: (i) $5 million warehouse line of credit due June 30, 1998, (ii) $25 million to finance interest-only and residual certificates, to be repaid according to a repayment schedule calculated by Bank of Boston with a maximum amortization period after the revolving period of three years; and (iii) $20 million for acquisition or bridge financing due within six months from the initial borrowing date of each takedown of the bridge financing, but in no event later than June 30, 1998. No amounts were outstanding under this credit facility at December 31, 1996.



     The warehouse notes and term debt have requirements that the Company maintain certain debt to equity ratios and certain agreements restrict the Company's ability to pay dividends on common stock. Capital expenditures are limited by certain agreements. Management believes the Company is in compliance with all such covenants of these agreements.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



9. OTHER ASSETS



     Other assets at December 31 consist of the following:



                                                                         1995         1996
                                                                       --------    ----------

Prepaid expenses....................................................   $214,206    $  912,708
Real estate owned...................................................    141,840       460,280
Organization costs, net.............................................     54,014        33,148
Other assets........................................................     88,602       682,016
Net deferred tax asset..............................................      --        2,721,000
                                                                       --------    ----------
                                                                       $498,662    $4,809,152
                                                                       --------    ----------
                                                                       --------    ----------



10. SERVICING PORTFOLIO



     The total servicing portfolio of loans was approximately $92 million, $536 million and $2.15 billion at December 31, 1994, 1995 and 1996, respectively.



11. FINANCIAL INSTRUMENTS AND OFF BALANCE SHEET ACTIVITIES



FINANCIAL INSTRUMENTS



     SFAS No. 105 'Disclosure of Information about Financial Instruments with Off-Balance Sheet Risks and Financial Instruments with Concentrations of Credit Risk' and SFAS No. 119, 'Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments' require disclosure of the notional amount or contractual amounts of financial instruments.



     The Company regularly securitizes and sells fixed and variable rate mortgage loan receivables. As part of its interest rate risk management strategy, the Company may choose to hedge its interest rate risk related to its mortgage loans held for sale by utilizing treasury securities. The Company classifies these transactions as hedges. The gains and losses derived from these financial securities are deferred and included in the carrying amounts of the mortgage loans held for sale and ultimately recognized in income when the related mortgage loans are sold. Deferred losses on the treasuries used to hedge the anticipated transactions amounted to approximately $1,140,000 and $1,571,000 at December 31, 1995 and 1996, respectively.



MARKET RISK



     The Company is subject to market risk from financial instruments, including short sales of treasury securities, in that changes in market conditions can unfavorably affect the market value of such contracts.



FAIR VALUES OF FINANCIAL INSTRUMENTS



     SFAS No. 107, 'Disclosures about Fair Values of Financial Instruments,' requires disclosure of fair value information about financial instruments, whether or not recognized in the financial statements, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based upon estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and the estimated future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value:



          Cash and cash equivalents: The carrying amount of cash on hand and on deposit at financial institutions is considered to be a reasonable estimate of fair market value.



          Accrued interest receivable and accounts receivable: The carrying amounts are considered to approximate fair value. All amounts that are assumed to be uncollectible within a reasonable time are written off.



          Mortgage loans held for sale: The estimate of fair values is based on current pricing of whole loan transactions that a purchaser unrelated to the seller would demand for a similar loan. The fair value of the mortgage loans held for sale approximated $196,577,000 and $931,635,200 at December 31, 1995 and 1996, respectively.



          Interest-only and residual certificates: The fair value is determined by discounting the estimated cash flow over the life of the certificate using  prepayment,  default,  and  interest  rate  assumptions  that market participants  would  use  for  similar  financial  instruments  subject  to prepayment, credit and interest rate risk. The carrying amount is considered to be a reasonable estimate of fair market value.



          Collateralized borrowings: Collateralized borrowings consist of warehouse finance facilities and term debt. The warehouse finance facilities have maturities of less than one year and bear interest at market interest rates and, therefore, the carrying value is a reasonable estimate of fair value. The carrying amount of outstanding term debt, which bear market rates of interest, approximates its fair value.



CREDIT RISK



     The Company uses securities purchased under agreements to resell as part of its interest rate management strategy. These instruments expose the Company to credit risk which is measured as the loss the Company would record if counterparties failed to perform pursuant to the terms of their contractual obligations and the value of the collateral held, if any, was not adequate to cover such losses. The Company's policy is to keep the securities at the financial institution which instituted the trade on behalf of the Company. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be resold. The interest rate of these instruments depends upon, among other things, the underlying collateral, the term of the agreement and the credit quality of the counterparty. The Company transacts these resale agreements with institutional broker/dealers.



     The Company is a party to financial instruments with off-balance sheet credit risk in the normal course of business. These financial instruments include commitments to extend credit to borrowers, and commitments to purchase loans from correspondents. The Company has a first or second lien position on all of its loans, and the maximum combined loan-to-value ratio ('CLTV') permitted by the Company's underwriting guidelines is 100%. The CLTV represents the combined first and second mortgage balances as a percentage of the lesser of appraised value or the selling price of the mortgaged property, with the appraised value determined by an appraiser with appropriate professional designations. A title insurance policy is required for all loans.



     As of December 31, 1995 and 1996, the Company had outstanding commitments to extend credit at fixed rates or purchase loans in the amounts of $92,397,000 and $121,000,000 respectively.



     Commitments to extend credit or to purchase a loan are granted for a period of thirty days and are contingent upon the borrower and the borrower's collateral satisfying the Company's underwriting guidelines. Since many of the commitments are expected to expire without being exercised, the total commitment amount does not necessarily represent future cash requirements or future credit risk.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



     The Company is exposed to on-balance sheet credit risk related to its mortgage loans held for sale and interest-only and residual certificates. The Company is also exposed to off-balance sheet credit risk related to loans which the Company has committed to originate or buy.



     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, mortgages held for sale, securities purchased under agreements to resell, and securities sold but not yet purchased. The Company places its cash and cash equivalents with what management believes to be high-quality financial institutions and thereby limits its exposure to credit risk. As of December 31, 1995 and 1996, the majority of mortgage loans with on balance sheet and off balance sheet risks were collateralized by properties located in the mid-atlantic region of the United States.



WAREHOUSE EXPOSURE



     The Company makes available to certain correspondents warehouse financing which bear interest at rates ranging from 1.75% to 2.50% per annum in excess of LIBOR. As of December 31, 1996 the Company had $23,000,000 of committed warehousing available to these correspondents, of which $5,045,385 was outstanding, including $3,514,800 due from a stockholder. There was $53,200 outstanding as of December 31, 1995 under warehouse facilities due from correspondents. Interest income on these warehouse financing facilities was $23,299 and $190,506 for 1995 and, 1996, respectively. The warehouse commitments are for terms of less than one year. Mortgage loans originated by the correspondents remain in the warehouse for a period of 30 days at which point the mortgage loans are either purchased by the Company or sold to another investor.



12. FURNITURE, FIXTURES AND EQUIPMENT



     Furniture, fixtures and equipment at December 31 consists of the following:



                                                                         1995         1996
                                                                       --------    ----------

Computer systems....................................................   $523,150    $1,089,375
Office equipment....................................................    174,107       589,041
Furniture...........................................................    196,283       484,956
Leasehold improvements..............................................     11,068        28,655
Other...............................................................      3,487         3,487
                                                                       --------    ----------
          Total.....................................................    908,095     2,195,514
Less accumulated depreciation.......................................   (228,145)     (518,692)
                                                                       --------    ----------
Furniture, fixtures and equipment, net..............................   $679,950    $1,676,822
                                                                       --------    ----------
                                                                       --------    ----------



     Depreciation  expense was $76,662, $142,932 and $316,785 for 1994, 1995 and
1996, respectively.



13. EMPLOYEE BENEFIT PLANS



DEFINED CONTRIBUTION PLAN



     The Company adopted a defined contribution plan (401(k)) for all eligible employees during August 1995. Contributions to the plan are in the form of employee salary deferrals which may be subject to an employer matching contribution up to a specified limit at the discretion of the Company. The Company's contribution to the plan amounted to $107,031 and $277,372 for 1995 and 1996, respectively.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



KEY EMPLOYEE AND ADVISOR OPTIONS



     On December 11, 1995, the Partnership adopted the Partnership Option Plan pursuant to which the Partnership was authorized to grant certain key employees, directors of the General Partner and certain non-employee advisors (collectively, 'Eligible Persons') options to acquire an equity interest in the Partnership. In April 1996, the Company adopted the Company Incentive Plan and the Directors Stock Option Plan. All options granted under the Partnership Option Plan were assumed by the Company pursuant to the Company Incentive Plan and the Directors Stock Option Plan. The aggregate equity interest in the Company available under the Company Incentive Plan and the Director Stock Option Plan is not to exceed 12% of all equity interests in the Company as of the date the plan was adopted.



     The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. SFAS No. 123 'Accounting for Stock-Based Compensation' ('SFAS 123') was issued by the FASB in 1995 and, if fully adopted, changes the method for recognition of cost on plans similar to those of the Company. The Company has adopted the disclosure alternative established by SFAS 123. Therefore pro forma disclosures as if the Company adopted the cost recognition requirements under SFAS 123 are presented below.



     The Company's stock option plans provide primarily for the granting of nonqualified stock options to certain key employees, non-employee directors and non-employee advisors. Generally, options outstanding under the Company's stock option plans: (1) are granted at prices which are equal to the market value of the stock on the date of grant, (2) vest at various rates over a three or five year period and (3) expire ten years subsequent to award.



     A summary of the status of the Company's stock options as of December 31, 1995 and 1996 and the changes during the year is presented below:



                                                                             1995                     1996
                                                                     ---------------------    ---------------------
                                                                                  WEIGHTED                 WEIGHTED
                                                                                  AVERAGE                  AVERAGE
                                                                                  EXERCISE                 EXERCISE
                                                                      SHARES       PRICE       SHARES       PRICE
                                                                     ---------    --------    ---------    --------

Outstanding at beginning of year..................................           0                1,150,866     $ 2.35
Granted...........................................................   1,150,866     $ 2.35       360,302     $10.00
Exercised.........................................................           0                        0
Canceled..........................................................           0                        0
                                                                     ---------                ---------
Outstanding at end of year........................................   1,150,866     $ 2.35     1,511,168     $ 4.18
                                                                     ---------                ---------
                                                                     ---------                ---------
Options exercisable at end of year................................     690,520                1,010,456
                                                                     ---------                ---------
                                                                     ---------                ---------
Options available for future grant................................     894,588                  534,286
                                                                     ---------                ---------
                                                                     ---------                ---------
Weighted average fair value of options granted during year........   $    1.10                $    5.75
                                                                     ---------                ---------
                                                                     ---------                ---------



     The fair value of each option granted during 1996 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) dividend yield of zero, (2) expected volatility of 53%, (3) risk-free interest rate of 5.68% and (4) expected life of 4 years.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



     The following table summarizes information about stock options outstanding at December 31, 1996:



                                                              OPTIONS OUTSTANDING
                                                   ------------------------------------------       OPTIONS EXERCISABLE
                                                                       WEIGHTED                  --------------------------
                                                       NUMBER           AVERAGE      WEIGHED         NUMBER        WEIGHTED
                                                   OUTSTANDING AT      REMAINING     AVERAGE     EXERCISABLE AT    AVERAGE
                                                    DECEMBER 31,      CONTRACTUAL    EXERCISE     DECEMBER 31,     EXERCISE
                                                        1996             LIFE         PRICE           1996          PRICE
                                                   ---------------    -----------    --------    --------------    --------

Range of exercise prices
     $2.35......................................       1,150,866           9.0        $ 2.35          920,692       $ 2.35
     $8.00......................................         310,302           9.5        $ 8.00           87,092       $ 8.00
     $12.00 to $16.00...........................          50,000           9.7        $12.80            2,672       $12.00
                                                   ---------------                               --------------
          Total.................................       1,511,168           9.1        $ 4.18        1,010,456       $ 2.86
                                                   ---------------                               --------------
                                                   ---------------                               --------------



     Had compensation cost for the Company's 1995 and 1996 grants for stock-based compensation plans been determined consistent with SFAS 123, the Company's pro forma net income and pro forma net income per common share for 1995 and 1996 would approximate the pro forma amounts below.



                                                                     YEAR ENDED                  YEAR ENDED
                                                                 DECEMBER 31, 1995           DECEMBER 31, 1996
                                                              ------------------------    ------------------------
                                                              AS REPORTED    PRO FORMA    AS REPORTED    PRO FORMA
                                                              -----------    ---------    -----------    ---------
                                                                      (IN MILLIONS EXCEPT PER SHARE DATA)

Pro forma net income.......................................      $ 4.0         $ 3.6         $17.9         $17.3
Pro forma net income per common share......................      $0.25         $0.23         $0.94         $0.90



     The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. There were no awards prior to 1995 and additional awards in future years are anticipated.



14. COMMITMENTS



INDUSTRY PARTNERS INCENTIVE PLAN



     In 1996, the Company created an incentive plan (the 'Industry Partners Incentive Plan') to encourage partners to sell more mortgage loans to the Company than required under their commitments. Partners that double their original commitments to the Company are eligible to receive on a pro rata basis shares of common stock equal to $150,000 divided by the market price of the
common   stock  at  the  end  of  each  quarter.  The  shares  of  common  stock
(representing $150,000) will be issued among those partners that doubled their commitments, pro rata, to the extent the partner exceeded its doubled commitment for the quarter. The Industry Partners Incentive Plan continues through the quarter ending June 30, 2000.



OPERATING LEASES



     The Company leases office space in various cities under operating lease agreements. The lease agreements have lease terms ranging from 6 to 36 months.



     Future minimum lease payments under noncancellable lease agreements at December 31, 1996 are as follows:



                                                                                   OPERATING
                           YEARS ENDING DECEMBER 31,                                 LEASES
--------------------------------------------------------------------------------   ----------
1997............................................................................      931,715
1998............................................................................      748,739
1999............................................................................      369,530
                                                                                   ----------
                                                                                   $2,049,984
                                                                                   ----------
                                                                                   ----------

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



     Rent expense under operating leases was $210,063, $362,946 and $753,197 in 1994, 1995 and 1996.



EMPLOYMENT AGREEMENTS



     Certain members of management entered into employment agreements expiring through 2001 which, among other things, provide for aggregate annual compensation of approximately $1,175,000 plus bonuses ranging from 5% to 15% of base salary in the relevant year for each one percent by which the increase in net income on an earnings per share basis of the Company over the prior year exceeds 10%, up to a maximum of 300% of annual compensation. Each employment agreement contains a restrictive covenant which prohibits the executive from competing with the Company for a period of 18 months after termination.



15. INCOME TAXES



     The Partnership which is included in the consolidated financial statements became a wholly owned subsidiary of the Company after the plan of exchange described in Note 1 was consummated.. The Partnership made no provision for income taxes since the Partnership's income or losses were passed through to the partners individually. The Partnership became subject to income taxes as of June 24, 1996, the effective date of the exchange and began accounting for the effect of income taxes under SFAS No. 109, 'Accounting for Income Taxes,' on that date. Taxable income for 1996 is calculated on the days method whereby the previous partners are responsible for the tax liability generated through June 24, 1996.



     The components of the provision for income taxes allocable to the Company consist of the following:



                                                                                                1996
                                                                                             ----------

Current income tax expense:
     Federal..............................................................................   $5,713,000
     State................................................................................    1,214,000
                                                                                             ----------
                                                                                              6,927,000
                                                                                             ----------
Deferred income tax expense:
     Federal..............................................................................      725,000
     State................................................................................      154,000
                                                                                             ----------
                                                                                                879,000
                                                                                             ----------
Non-recurring benefit associated with the conversion of Partnership to C Corporation......   (3,600,000)
                                                                                             ----------
Total provision for income taxes..........................................................   $4,206,000
                                                                                             ----------
                                                                                             ----------



     Total provision for income taxes differs from the amount which would be provided by applying the statutory federal income tax rate to income before income taxes as indicated below:



Income tax at federal statutory rate....................................................   $ 10,192,000
State income taxes, net of federal benefit..............................................      1,310,000
Non-recurring benefit associated with the conversion of the Partnership to a C
  Corporation...........................................................................     (3,600,000)
Nondeductible items.....................................................................         36,000
Other, net..............................................................................       (348,000)
Effect of applying statutory federal and state income tax rates to partnership income...     (3,384,000)
                                                                                           ------------
     Total provision for income taxes...................................................   $  4,206,000
                                                                                           ------------
                                                                                           ------------

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



     The effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:



Deferred tax assets:
     Stock warrants.......................................................................   $ 3,003,000
     Allowance for loan losses............................................................       435,000
     Interest-only and residual certificates..............................................       531,000
     REMIC income.........................................................................       322,000
     Loss on joint venture................................................................       320,000
     Amortization of mortgage servicing rights............................................       204,000
     Other................................................................................       246,000
Deferred tax liabilities:
     Securitization income................................................................    (1,228,000)
     Mortgage servicing rights............................................................      (934,000)
     Other................................................................................      (178,000)
                                                                                             -----------
     Net deferred tax asset...............................................................   $ 2,721,000
                                                                                             -----------
                                                                                             -----------



16. SUBSEQUENT EVENTS



ACQUISITION OF AMERICAN MORTGAGE



     Effective February 1, 1997, the Company acquired all of the assets of American Mortgage Reduction, Inc. (`American Reduction'), a non-conforming mortgage lender based in Owings Mills, Maryland. The purchase price for all of the assets of American Reduction was an initial payment of approximately $9,150,000 and a contingent payment based on the average after-tax earnings of American Reduction for the two year period ending December 31, 1999.



ACQUISITION OF EQUITY MORTGAGE



     Effective January 1, 1997, the Company acquired all of the assets of Equity Mortgage Co., Inc. ('Equity Mortgage'), a non-conforming mortgage lender based in Baltimore, Maryland, for a cash payment of $150,000 in excess of the net assets of Equity Mortgage.



ACQUISITION OF MORTGAGE AMERICA



     Effective January 1, 1997, the Company acquired all of the assets of Mortgage America, Inc. ('Mortgage America'), a non-conforming mortgage lender based in Bay City, Michigan. The purchase price for all of the assets of Mortgage America was an initial payment of 1,790,000 shares of common stock of the Company and assumption of a stock option plan which could result in issuance of an additional 334,596 shares of IMC stock and a contingent payment of up to 2,770,000 additional shares of the Company's common stock at the end of three years based on the future growth and profitability of Mortgage America. The acquisition has been accounted for by the purchase method of accounting.



ACQUISITION OF COREWEST



     Effective January 1, 1997, the Company acquired all of the outstanding common stock of CoreWest Banc ('CoreWest'), a non-conforming mortgage lender based in Los Angeles, California. The purchase price for all of the outstanding common stock of CoreWest was an initial payment of 488,404 shares of common stock of the Company and a contingent payment of additional shares of the Company's common stock at the end of a two year period based on the future profitability of CoreWest. The acquisition has been accounted for by the purchase method of accounting.

                     IMC MORTGAGE COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



RECENT SECURITIZATION



     In January 1997, the  Company completed a securitization  in the amount  of
$325   million,   its  ninth   securitization.  The   securities  sold   in  the
securitization were rated AAA/Aaa and were sold in a public offering.



17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)



     The following unaudited quarterly results of operations are presented in thousands, except earnings per share amounts.



                                                                                      FISCAL QUARTER
                                                                         ----------------------------------------
                                 1996                                     FIRST     SECOND      THIRD     FOURTH
----------------------------------------------------------------------   -------    -------    -------    -------

Revenues..............................................................   $11,456    $14,285    $19,766    $20,147
Pro forma net income (actual for third and fourth quarters)...........   $ 1,625    $ 3,653    $ 6,052    $ 6,599
Pro forma earnings per share (actual for third and fourth quarters)...   $  0.10    $  0.22    $  0.26    $  0.28
                                 1995
Revenues..............................................................   $ 3,432    $ 3,752    $ 6,226    $ 6,263
Pro forma net income..................................................   $   690    $   650    $ 1,458    $ 1,234
Pro forma earnings per share..........................................   $  0.04    $  0.04    $  0.09    $  0.08

__________________________________            __________________________________

    NO DEALER, SALES REPRESENTATIVE, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ------------------

                               TABLE OF CONTENTS


                                                  PAGE
                                                  ----
Prospectus Summary.............................     3
Risk Factors...................................    10
Use of Proceeds................................    19
Price Range of Common Stock and Dividend
  Policy.......................................    20
Capitalization.................................    21
Selected Consolidated Financial Data...........    22
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................    24
Business.......................................    35
Management.....................................    57
Principal and Selling Stockholders.............    64
Certain Relationships and Related
  Transactions.................................    66
Certain Accounting Considerations Relating to
  the Conti VSA................................    69
Description of Capital Stock...................    72
Shares Eligible For Future Sale................    74
Underwriting...................................    76
Legal Matters..................................    77
Experts........................................    77
Additional Information.........................    78
Index to Consolidated Financial Statements.....   F-1


__________________________________            __________________________________

__________________________________            __________________________________

                                7,000,000 SHARES

                                  IMC MORTGAGE
                                    COMPANY

                                     [LOGO]

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                            BEAR, STEARNS & CO. INC.
                               J.P. MORGAN & CO.
                           NATWEST SECURITIES LIMITED
                            OPPENHEIMER & CO., INC.
                                             , 1997

__________________________________            __________________________________

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the Common Stock offered hereby, other than underwriting discounts and commissions:

Registration Fee -- Securities and Exchange Commission (actual)..........   $45,739
Nasdaq National Market Listing Fee (actual)..............................    17,500
NASD Filing Fee (actual).................................................    15,594
Blue Sky fees and expenses...............................................
Accountants' fees and expenses...........................................
Legal fees and expenses..................................................
Printing and engraving expenses..........................................
Transfer agent and registrar fees........................................
Miscellaneous............................................................
                                                                            -------
     Total...............................................................   $
                                                                            -------
                                                                            -------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Florida Act authorizes Florida corporations to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or other entity, against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is adjudged liable, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification. The indemnification provisions of the Florida Act require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding to which he or she was a party by reason of the fact that he or she is or was a director or officer of the corporation. The indemnification authorized under Florida law is not exclusive and is in addition to any other rights granted to officers and directors under the Articles of Incorporation or Bylaws of the corporation or any agreement between officers and directors and the corporation.

     Under the Florida Act, a director is not personally liable for monetary damages to the Company or any other person for acts or omissions in his or her capacity as a director except in certain limited circumstances such as certain violations of criminal law and transactions in which the director derived an imprfit. As a result, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although injunctive or other equitable relief may be available. These provisions will not limit the liability of the Company's directors under the Federal securities laws.

     The Company's Certificate of Incorporation provides that the Company shall indemnify officers and directors, and to the extent authorized by the Board of Directors, employees and agents of the Company, to the full extent permitted by and in the manner permissible by law in existence either now or hereafter. In addition, the Certificate of Incorporation also permits the Board of Directors to authorize the Company to purchase and maintain insurance against any liability asserted against any director, officer, employee or agent of the Company arising out of his capacity as such. The Company presently maintains policies of directors' and officers' liability insurance in the amount of $5.0 million.

     The Underwriting Agreement filed as Exhibit 1 hereto contains reciprocal agreements of indemnity between the Company and the Underwriters as to certain liabilities, including liabilities under the Securities Act, and in certain circumstances provides for the indemnification of the Company's directors, officers, and controlling persons.

     Certain registration rights agreements between the Company and certain of its shareholders contain reciprocal agreements between the Company and such shareholders as to certain liabilities, including liabilities under the Securities Act, and in certain circumstances provide for indemnification of the Company's directors, officers and controlling persons.

     The Company has employment agreements with certain of its executive officers which require the Company to indemnify such officers under certain conditions. See 'Management -- Employment Agreements' in the Prospectus forming a part of this Registration Statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     In March 1996, the Partnership issued a debenture due September 18, 1996 to Rotch Property Group Limited for $1.8 million. Pursuant to the debenture, Rotch Property Group Limited had the right to convert the debenture into shares of Common Stock of the Registrant and receive shares of Common Stock, $.01 par value per share, at a price equal to 93% of the price to the public in the Company's initial public offering. The Company paid all amounts due under the Rotch Debenture from the proceeds of the Company's initial public offering in June 1996. The issuance of the Rotch Debenture was exempt from registration under the Securities Act by virtue of Section 4(2) thereof.

     As of December 31, 1995, the Partnership entered into an agreement with ContiTrade Services Corporation in which the Partnership issued an option to purchase limited partnership interests which became a warrant for 3.0 million shares of the Registrant's Common Stock, $.01 par value per share. Both the issuance of the Conti Option and its exchange for the Conti Warrant were transactions exempt from registration under the Securities Act by virtue of
Section 4(2) thereof.

     Pursuant to the Pre-IPO Agreement, dated as of March 30, 1996, the Company issued 6,150,000 shares of Common Stock (including 150,000 shares issued in exchange for limited partnership interests acquired upon exercise by Branchview, Inc. of a portion of the Conti Option acquired in a transaction to which the Company was not a party) to the Industry Partners and management in exchange for their interests in the Partnership. The issuance of the Common Stock was exempt from registration under the Securities Act by virtue of Section 4(2) thereof.


     In January 1997, the Company acquired all of the assets of Mortgage America, a non-conforming lender based in Bay City, Michigan. The purchase price for all of the assets of Mortgage America included the issuance of 1,790,000 shares of Common Stock to fewer than 10 persons, each of which acquired such shares for investment purposes. The issuance of the Common Stock was exempt from registration under the Securities Act by virtue of Section 4(2) thereof.



     In January 1997, the Company acquired all of the assets of CoreWest, a non-conforming lender based in Los Angeles, California. The purchase price for all the common stock of CoreWest included the issuance of 488,404 shares of Common Stock to fewer than 10 persons, each of which acquired such shares for investment purposes. The issuance of the Common Stock was exempt from registration under the Securities Act by virtue of Section 4(2) thereof.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

1.1     -- Form of Underwriting Agreement.[DEL]
2.1     -- Pre-IPO Agreement between the Partnership, the General Partners and each Limited Partner.*
3.1     -- Articles of Incorporation of the Registrant, as amended.*
3.2     -- Bylaws of the Registrant, as amended.*
4.1     -- Specimen of Certificate for Common Stock.*
4.2     -- Indenture Agreement between the Partnership and Rotch Property Group Limited.*
4.3     -- Substitution Agreement between the Partnership and ContiTrade Services Corporation.*

4.4     -- Incentive Plan of the Company and related assumption agreements.*
4.5     -- Outside Directors' Option Plan of the Company and related assumption agreements.*
4.6     -- Form of Common Stock Warrant issued to ContiTrade Services Corporation.*
5.1     -- Opinion of Kramer, Levin, Naftalis & Frankel.[DEL]
10.1    -- Employment Agreement dated January 1, 1996 between the Partnership and George Nicholas, as amended.*
10.2    -- Employment Agreement dated January 1, 1996 between the Partnership and Thomas G. Middleton, as amended.*
10.3    -- Employment Agreement dated January 1, 1996 between the Partnership and David MacDonald.*
10.4    -- Lease Agreements between the Partnership and CLW Realty Asset Group Inc.*
10.5    --  Share Subscription  and Shareholders'  Agreement between the  Partnership and  Foxgard Limited, Financial
          Security Assurance Holdings, Inc. and Preferred Mortgages Limited.*
10.6    -- Transfer  Agreement between  the Partnership  and  Curzon Equity  Finance Corporation  Limited,  Preferred
          Mortgages Limited, Rotch Property Group Limited, Foxgard Limited and Financial Security Assurance Holdings,
          Inc.*
10.7    --  Side letter relating  to the Share Subscription  and Shareholders' Agreement  between the Partnership and
          Foxgard Limited, Financial Security Assurance Holdings, Inc. and Preferred Mortgage Limited.*
10.8    -- Asset  Purchase Agreement  and Plan  of Reorganization  between the  Partnership, IMC  Acquisition,  Inc.,
          Mortgage Central Corp. and the shareholders of Mortgage Central Corp.*
10.9    -- Registration Rights Agreement between the Partnership and the shareholders of Mortgage Central Corp.*
10.10   -- Investment Banking Services Agreement between the Partnership and ContiTrade Services Corporation.*
10.11   --  Standby Facility  Agreement between  the Partnership and  ContiTrade Services  Corporation and Supplement
          thereto.*
10.12   -- Amended  and  Restated  Loan and  Security  Agreement  between the  Partnership  and  ContiTrade  Services
          Corporation.*
10.13   -- Secured Note from the Partnership to ContiTrade Services Corporation.*
10.14   --  Amended and Restated Custodial Agreement among  the Partnership, ContiTrade Services Corporation and Bank
          of Boston.*
10.15   -- 1995 Agreement between the Partnership and ContiTrade Services Corporation.*
10.16   -- Assignment, Assumption and  Consent Agreement among the  Partnership, ContiTrade, ContiTrade Services  LLC and First National Bank of Boston.*
10.17   --  Master Repurchase Agreement  Governing Purchase and Sales  of Mortgage Loans  between the Partnership and
          Nomura Asset Capital Corporation and related Power of Attorney.*
10.18   -- Master Repurchase Agreement between the Partnership and Nomura Securities International, Inc.*
10.19   -- Global Master Repurchase Agreement between the Partnership and Nomura Grand Cayman, Ltd.*
10.20   -- Custodial Agreement  among the Partnership,  The First National  Bank of Boston  and Nomura Asset  Capital
          Corporation.*
10.21   --  Loan and  Security Agreement between  the Partnership  and First National  Bank of  Boston and amendments thereto.*
10.22   -- Interim Loan and Security  Agreement between the Partnership and  National Westminster Bank PLC, New  York
          Branch.*
10.23   --  Custodial Agreement  among the  Partnership, National  Westminster Bank  PLC and  First National  Bank of
          Boston.*
10.24   -- Promissory Note between the Partnership and Lakeview Savings Bank.*
10.25   -- Security Agreement Collateralizing Promissory Note between the Partnership and Lakeview Savings Bank.*
10.26   -- Master Repurchase Agreement among the Partnership and Bear Stearns Home Equity Trust 1996-1.*
10.27   -- Custody Agreement among the Partnership, IMC Corporation of America, Bear Stearns Home Equity Trust 1996-1
          and Bank of Boston.*
10.28   -- Warehousing  Credit  and  Security  Agreement  among the  Partnership,  IMC  Corporation  of  America  and
          Residential Funding Corporation, as amended.`D'*

10.29   --  Custodial Agreement among the First National Bank  of Boston, the Partnership, IMC Corporation of America
          and Residential Funding Corporation.*
10.30   -- Loan and Security  Agreement between the  Partnership and Approved  Financial Corp., Approved  Residential
          Mortgage, Inc. and Armada Residential Mortgage, LLC.*
10.31   -- Loan and Security Agreement between the Partnership and Mortgage Central Corp.*
10.32   -- Custodial Agreement among the Partnership, Mortgage Central Corp. and the First National Bank of Boston.*
10.33   --  Custodial Agreement  among the  Partnership, American  Industrial Loan  Association, Approved Residential
          Mortgage, Inc., Armada Residential Mortgage, LLC and the First National Bank of Boston.*
10.34   -- Employment Agreement dated August 1, 1996 between the Registrant and Stuart D. Marvin.**
10.35   -- Asset Purchase Agreement and Plan of Reorganization between the Registrant, Mortgage America, Inc. and the shareholders of Mortgage America, Inc.***
10.36   -- First  Amendment to  the Asset  Purchase  Agreement and  Plan of  Reorganization between  the  Registrant,
          Mortgage America, Inc. and the shareholders of Mortgage America, Inc.***
10.37   --  Form of Registration  Rights Agreement between the  Registrant and the  Shareholders of Mortgage America,
          Inc.***
10.38   -- Agreement and Plan of Reorganization between the Registrant, CWB Acquisitions, Inc., CoreWest Banc and the
          shareholders of CoreWest Banc.***
10.39   -- Registration Rights Agreement between the Registrant and the shareholders of CoreWest Banc.***
10.40   -- Form of Amended and  Restated Loan Agreement between the  Registrant, the Partnership, IMC Corporation  of
          America and Nomura Asset Capital Corporation.***
10.41   --  Form of Custodial Agreement  between the Registrant, the Partnership,  IMC Corporation of America, Nomura
          Asset Capital Corporation and LaSalle National Bank.***
10.42   -- Form of Loan and Security Agreement among the  Registrant, the Partnership and The First National Bank  of
          Boston.***
10.43   --  Form of  Asset Purchase  Agreement between  the Registrant,  American Mortgage  Reduction, Inc.,  and the
          Shareholders of American Mortgage Reduction, Inc.***
10.44   -- Form of Asset Purchase Agreement between the Registrant and Equity Mortgage Co., Inc.***
10.45   -- Employment Agreement dated as of January 1, 1997 between the Registrant and Mark J. Greenberg.***
10.46   -- Form  of Warehouse  Security Agreement  among  the Registrant,  the Partnership  and GE  Capital  Mortgage
          Services, Inc.***
10.47   -- Form of Warehouse Credit Agreement among the Registrant, the Partnership and GE Capital Mortgage Services,
          Inc.***
11.1    --  Statement re computation  of earnings per  share (See Note 4  of the Notes  to the Consolidated Financial
          Statements).
16.1    -- Letter dated April, 1996 from Deloitte & Touche, LLP to the Registrant.*
21.1    -- Subsidiaries of the Registrant.*
23.1    -- Consent of Coopers & Lybrand L.L.P.
23.2    -- Consent of Kramer, Levin, Naftalis & Frankel (contained in Exhibit 5.1).[DEL]
27.1    -- Financial Data Schedule.
99.1    -- Third Amended and Restated Agreement of Limited Partnership.*


------------

  [DEL] To be filed by amendment.

  `D' Confidential treatment granted with respect to certain provisions.

  * Incorporated  by  reference  to  the   same  exhibit  to  the   Registrant's
    Registration Statement on Form S-1 declared effective by the Securities and Exchange Commission on June 25, 1996 (Registration No. 333-3954).

 ** Incorporated by reference to Exhibit  1 to Registrant's Quarterly Report  on
    Form 10-Q for the quarter ended September 30, 1996.


*** Previously filed with this Registration Statement.


                            ------------------------
     (b) Financial Statement Schedules

        None

ITEM 17. UNDERTAKINGS


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.


          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on February 27, 1997.


                                          IMC MORTGAGE COMPANY

                                          By       /S/ THOMAS G. MIDDLETON
                                              ..................................

                                                    THOMAS G. MIDDLETON,
                                                         PRESIDENT


     Pursuant   to  the  requirements  of  the  Securities  Act  of  1933,  this
Registration Statement or amendment thereto has been signed by the following persons in the capacities indicated on February 27, 1997.


                SIGNATURE                                      TITLE
------------------------------------------  --------------------------------------------

           /S/ GEORGE NICHOLAS              Chairman of the Board and Chief Executive
 .........................................    Officer (Principal Executive Officer)
            (GEORGE NICHOLAS)

           /S/ STUART D. MARVIN             Chief Financial Officer (Principal
 .........................................    Accounting Officer and Principal Financial
            (STUART D. MARVIN)                Officer)

           /S/ JOSEPH P. GORYEB             Director
 .........................................
            (JOSEPH P. GORYEB)

          /S/ MITCHELL W. LEGLER            Director
 .........................................
           (MITCHELL W. LEGLER)

         /S/ THOMAS G. MIDDLETON            Director
 .........................................
          (THOMAS G. MIDDLETON)

            /S/ ALLEN D. WYKLE              Director
 .........................................
             (ALLEN D. WYKLE)

                                 EXHIBIT INDEX

                                                                                                   LOCATION OF EXHIBIT
EXHIBIT                                                                                               IN SEQUENTIAL
NUMBER                                   DESCRIPTION OF DOCUMENT                                    NUMBERING SYSTEM
-------  ---------------------------------------------------------------------------------------   -------------------

1.1      -- Form of Underwriting Agreement[DEL].................................................
2.1      -- Pre IPO Agreement  between the Partnership,  the General Partners  and each  Limited
            Partner*............................................................................
3.1      -- Articles of Incorporation of the Registrant, as amended*............................
3.2      -- Bylaws of the Registrant, as amended*...............................................
4.1      -- Specimen of Certificate for Common Stock*...........................................
4.2      -- Indenture Agreement between the Partnership and Rotch Property Group Limited*.......
4.3      -- Substitution   Agreement   between   the  Partnership   and    ContiTrade   Services
            Corporation*........................................................................
4.4      -- Incentive Plan of the Company and related assumption agreements*....................
4.5      -- Outside Directors' Option Plan of the Company and related assumption agreements*....
4.6      -- Form of Common Stock Warrant issued to ContiTrade Services Corporation*.............
5.1      -- Opinion of Kramer, Levin, Naftalis & Frankel[DEL]...................................
10.1     -- Employment  Agreement  dated  January  1, 1996  between  the Partnership  and George
            Nicholas, as amended*...............................................................
10.2     -- Employment Agreement  dated January 1,  1996 between the  Partnership and Thomas  G.
            Middleton, as amended*..............................................................
10.3     -- Employment  Agreement  dated  January  1,  1996  between the  Partnership  and David
            MacDonald*..........................................................................
10.4     -- Lease Agreements between the Partnership and CLW Realty Asset Group Inc.*...........
10.5     -- Share Subscription and Shareholders'  Agreement between the Partnership and  Foxgard
            Limited,   Financial  Security  Assurance Holdings,  Inc.  and  Preferred  Mortgages
            Limited*.............................................................................
10.6     -- Transfer Agreement  between the  Partnership and Curzon  Equity Finance  Corporation
            Limited, Preferred Mortgages Limited, Rotch  Property Group Limited, Foxgard Limited
            and Financial Security Assurance Holdings, Inc.*....................................
10.7     -- Side letter relating to the  Share Subscription and Shareholders' Agreement  between the Partnership and Foxgard Limited, Financial Security Assurance Holdings, Inc. and
            Preferred Mortgage Limited*.........................................................
10.8     -- Asset Purchase  Agreement and Plan  of Reorganization between  the Partnership,  IMC
            Acquisition, Inc., Mortgage Central  Corp. and the  shareholders of Mortgage Central
            Corp.*..............................................................................
10.9     -- Registration  Rights  Agreement between  the  Partnership and  the  shareholders  of
            Mortgage Central Corp.*.............................................................
10.10    -- Investment  Banking  Services  Agreement  between   the  Partnership  and ContiTrade
            Services Corporation*...............................................................
10.11    -- Standby  Facility  Agreement  between   the  Partnership  and  ContiTrade   Services
            Corporation and Supplement thereto*.................................................
10.12    -- Amended  and  Restated Loan  and  Security  Agreement between  the  Partnership  and
            ContiTrade Services Corporation*....................................................
10.13    -- Secured Note from the Partnership to ContiTrade Services Corporation*...............
10.14    -- Amended and Restated Custodial Agreement among the Partnership, ContiTrade  Services
            Corporation and Bank of Boston*.....................................................
10.15    -- 1995 Agreement between the Partnership and ContiTrade Services Corporation*.........
10.16    -- Assignment,  Assumption and  Consent Agreement  among  the  Partnership, ContiTrade,
            ContiTrade Services LLC and First National Bank of Boston*..........................
10.17    -- Master Repurchase Agreement Governing Purchase  and Sales of Mortgage Loans  between
            the  Partnership  and  Nomura  Asset  Capital   Corporation  and  related  Power  of
            Attorney*...........................................................................
10.18    -- Master  Repurchase  Agreement  between   the   Partnership  and  Nomura   Securities
            International, Inc. *...............................................................

                                                                                                   LOCATION OF EXHIBIT
EXHIBIT                                                                                               IN SEQUENTIAL
NUMBER                                   DESCRIPTION OF DOCUMENT                                    NUMBERING SYSTEM
-------  ---------------------------------------------------------------------------------------   -------------------
10.19    -- Global Master Repurchase Agreement between the Partnership and Nomura Grand Cayman,
            Ltd*...............................................................................
10.20    -- Custodial Agreement  among the Partnership,  The First National  Bank of Boston and
            Nomura Asset Capital Corporation*..................................................
10.21    -- Loan and Security Agreement between the  Partnership, First National Bank of Boston and Nomura Asset Capital Corporation and amendments thereto*.......................
10.22    -- Interim  Loan  and  Security  Agreement  between  the   Partnership   and  National
            Westminster Bank PLC, New York Branch*.............................................
10.23    -- Custodial Agreement among the Partnership,  National Westminster Bank PLC and First
            National Bank of Boston*...........................................................
10.24    -- Promissory Note between the Partnership and Lakeview Savings Bank*.................
10.25    -- Security  Agreement Collateralizing  Promissory  Note between  the  Partnership and
            Lakeview Savings Bank*.............................................................
10.26    -- Master  Repurchase  Agreement  among  the  Partnership and Bear Stearns Home Equity
            Trust 1996-1*......................................................................
10.27    -- Custody Agreement among  the Partnership, IMC Corporation of America, Bear  Stearns
            Home Equity Trust 1996-1 and Bank of Boston*.......................................
10.28    -- Warehousing Credit and Security Agreement among the Partnership, IMC Corporation of
            America and Residential Funding Corporation, as amended`D'*........................
10.29    -- Custodial Agreement among  the First National Bank  of Boston, the Partnership, IMC
            Corporation of America and Residential Funding Corporation*........................
10.30    -- Loan and  Security Agreement between  the Partnership and  American Industrial Loan
            Association, Approved  Residential Mortgage,  Inc. and Armada Residential Mortgage,
            LLC*...............................................................................
10.31    -- Loan and Security Agreement between the Partnership and Mortgage Central Corp.*....
10.32    -- Custodial Agreement among  the Partnership, Moorp.  and the First  National Bank of
            Boston*............................................................................
10.33    -- Custodial Agreement  among the  Partnership, American  Industrial Loan Association,
            Approved Residential Mortgage, Inc., Armada Residential Mortgage, LLC and the First
            National Bank of Boston*...........................................................
10.34    -- Employment  Agreement dated  August 1, 1996 between  the Registrant  and Stuart  D.
            Marvin.**..........................................................................
10.35    -- Asset Purchase  Agreement  and  Plan  of  Reorganization  between  the  Registrant,
            Mortgage America, Inc. and the Shareholders of Mortgage America, Inc.***...........
10.36    -- First Amendment to the Asset Purchase  Agreement and Plan of Reorganization between the Registrant,  Mortgage America,  Inc. and  the Shareholders of Mortgage America,
            Inc.***............................................................................
10.37    -- Form  of Registration Rights Agreement between the Registrant and the  Shareholders of Mortgage America, Inc.***.......................................................
10.38    -- Agreement  and  Plan of Reorganization between  the  Registrant, CWB  Acquisitions,
            Inc., CoreWest Banc and the Shareholders of CoreWest Banc***.......................
10.39    -- Registration  Rights  Agreement  between the  Registrant  and  the  Shareholders of
            CoreWest Banc***...................................................................
10.40    -- Form  of  Amended  and  Restated  Loan  Agreement   between  the  Registrant,   the
            Partnership,    IMC    Corporation    of   America   and   Nomura   Asset   Capital
            Corporation***.....................................................................
10.41    -- Custodial  Agreement between  the Registrant,  the Partnership,  IMC Corporation of
            America, Nomura Asset Capital Corporation and LaSalle National Bank***.............
10.42    -- Form of Loan and Security Agreement  among the Registrant, the Partnership, and The
            First National Bank of Boston***...................................................
10.43    -- Form  of Asset  Purchase  Agreement between  the Registrant and  American  Mortgage
            Reduction, Inc. and the Shareholders of American Mortgage Reduction***.............

                                                                                                   LOCATION OF EXHIBIT
EXHIBIT                                                                                               IN SEQUENTIAL
NUMBER                                   DESCRIPTION OF DOCUMENT                                    NUMBERING SYSTEM
-------  ---------------------------------------------------------------------------------------   -------------------
10.44    -- Form of Asset Purchase  Agreement  between the Registrant and Equity  Mortgage Co.,
            Inc.***............................................................................
10.45    -- Employment Agreement dated as of January 1, 1997 between the Registrant and Mark J.
            Greenberg***.......................................................................
10.46    -- Form of Warehouse Security  Agreement among the Registrant,  the Partnership and GE
            Capital Mortgage Services, Inc.*** ................................................
10.47    -- Form of Warehouse  Credit  Agreement among the  Registrant,  the Partnership and GE
            Capital Mortgage Services, Inc.*** ................................................
11.1     -- Statement  re  computation  of  earnings  per share (See Note 4 of the Notes to the
            Consolidated Financial Statements) ................................................
16.1     -- Letter dated April, 1996 from Deloitte & Touche, LLP to the Registrant*............
21.1     -- Subsidiaries of the Registrant*....................................................
23.1     -- Consent of Coopers & Lybrand L.L.P.................................................
23.2     -- Consent of Kramer, Levin, Naftalis & Frankel (contained in Exhibit 5.1)[DEL].......
27.1     -- Financial Data Schedule............................................................
99.1     -- Third Amended and Restated Agreement of Limited Partnership*.......................







------------

  [DEL] To be filed by amendment.

  `D' Confidential treatment granted with respect to certain provisions.

  * Incorporated  by  reference  to  the   same  exhibit  to  the   Registrant's
    Registration Statement on Form S-1 declared effective by the Securities and Exchange Commission on June 25, 1996 (Registration No. 333-3954).

 ** Incorporated by reference to Exhibit 1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.


*** Previously Filed with this Registration Statement.



                            STATEMENT OF DIFFERENCES
                            ------------------------
                The dagger symbol shall be expressed as.....'D'


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